FORM 6-K/A

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of April, 2012

           Brazilian Distribution Company
(Translation of Registrant’s Name Into English)

Av. Brigadeiro Luiz Antonio,
3142 São Paulo, SP 01402-901
     Brazil
(Address of Principal Executive Offices)

        (Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F)

Form 20-F   X   Form 40-F

        (Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule
101 (b) (1)):

Yes ___ No   X

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule
101 (b) (7)):

Yes ___ No   X

        (Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes ___ No   X

COMPANHIA BRASILEIRA DE DISTRIBUIÇÃO

Corporate Taxpayer’s Registry (CNPJ/MF) number 47.508.411/0001-56

Company Number at the Commercial Registry (NIRE) 35.300.089.901

São Paulo, April 11, 2012.

MANAGEMENT PROPOSALS FOR THE ANNUAL AND SPECIAL SHAREHOLDERS MEETING ON APRIL 27, 2012

Content

At Annual Shareholders Meeting:

Proposal for Designation of Retained Earnings for the fiscal year

Capital Budgeting

Comments of the Administrators about the Company’s Financial Situation

Fiscal Council Nomination

Items 12.6 to 12.10 of Reference Form, CVM Instruction 480/2009

Proposal of Management, Fiscal Council and Advisory Board Global  Remuneration

Annex to the Proposal of Management, Fiscal Council and Advisory Board Global Remuneration

At Special Shareholders Meeting:

Investment Plan for the Fiscal Year of 2012

Management Proposal – Adjustment of Appraisal Report

Management Proposal – Ratification of the Acquisition of Control of Sendas Distribuidora S.A. (Art. 256 of Law 6.404/76)

Annex I to the Management Proposal – Ratification of the Acquisition of Control of Sendas Distribuidora S.A. (Art. 256 of Law 6.404/76)

Annex II to the Management Proposal – Ratification of the Acquisition of Control of Sendas Distribuidora S.A. (Art. 256 of Law 6.404/76)

Management Proposal – Capitalization of Reserves

Annex 14 of CVM Instruction 481/2009 – Capitalization of Reserves

Annex to Annex 14 of CVM Instruction 481/2009 – Capitalization of Reserves

Management Proposal – Capitalization of the Goodwill Special Reserve Portion

Annex 14 of CVM Instruction 481/2009 – Capitalization of the Goodwill Special Reserve Portion

Annex I to Annex 14 of CVM Instruction 481/2009 – Capitalization of the Goodwill Special Reserve Portion

Annex II to Annex 14 of CVM Instruction 481/2009 – Capitalization of the Goodwill Special Reserve Portion

Management Proposal – Amendment to the Company’s Bylaws

Annex to the Management Proposal – Amendment to the Company’s Bylaws

AT ANNUAL SHAREHOLDERS MEETING:

Proposal for Designation of Retained Earnings for the fiscal year

(Article 9 of CVM Instruction n. 481, of December 7, 2009 (“CVM Instruction 481/2009”))

To the Shareholders: The Management of COMPANHIA BRASILEIRA DE DISTRIBUIÇÃO hereby proposes to the Annual and Special Shareholders meeting of 2012, according to Annex 9-1-II of CVM Instruction 481/2009 the following:

1.            Net income for the fiscal year

The Company’s Net Income on December 31, 2011 totals R$ 718,218,236.65. From this amount, R$ 365,910,911.83 will be designated for Legal Reserve.

2.            Overall amount and the value per share of the dividends, including advanced dividends and interest on the Company capital already declared

	Advanced Dividends	Proposal for Distribution of Dividends	TOTAL
Total Gross Amount	67,628,057.67	102,948,773.53	170,576,831.20
Amount per Common Share	0.244994903	0.372950601	0.617945504
Amount per Preferred Share	0.269494393	0.410245661	0.679740054

3.            Percentage of net income distributed for the exercise

Management proposes the distribution of twenty-five percent (25%) of the Company’s net income, provided for in Article 35 of the Company Bylaws.

4.            Overall amount and the amount per share of the dividends distributed based on income from previous fiscal years

There is no proposal for distribution of dividends based on income from previous years.

5.            Inform, upon deduction of advanced dividends and interest on the Company capital already declared:

a.            The gross amount of the dividend and interests on the Company capital, separately, per share of each type and class

The amount of the proposed dividends is R$ 0.372950601 per common share and R$ 0.410245661 per preferred share, upon deduction of the amount of the advanced dividends already distributed. There was no declaration of interests on the Company capital.

b.            Terms and deadline for payment of dividends and interest on the Company capital

As permitted by the Bylaws, the Management proposes that the dividends proposed for the Annual Shareholders’ Meeting shall be paid within up to sixty (60) days after its approval at the Meeting.

c.            Possible adjustment and interests on the dividends and interests on the Company capital

The dividends shall be paid within the above mentioned deadline, without any monetary adjustment between the date of its declaration and the date of its actual payment.

d.            Date of declaration of payment of the dividends and interests on the Company capital considered for identification of the shareholders entitled to be paid

	Advanced Distribution re. 1st quarter	Advanced Distribution re. 2st quarter	Advanced Distribution re. 3rd quarter	Proposal for Distribution of Dividends
Share Base for the Distribution	May 19, 2011	August 1, 2011	November 14, 2011	April 27, 2012
Date of Beginning of Negotiations Ex-Rights	May 20, 2011	August 2, 2010	November 16, 2011	April 30, 2012

6.            Declaration of dividends or interests on the Company capital based on income calculated on six-month balance sheets or balance sheets for shorter periods

There is no declaration of dividends or interests on the Company capital based on income calculated on six-month balance sheets or balance sheets for shorter periods.

7.            Comparative table indicating the following amounts per share of each type and class:

	2009	2010	2011
Net earnings for the fiscal year	591,579,628.27	722,421,870.97	718,218,236.65
Total dividend total distributed	140,500,161.71	171,575,194.36	170,576,831.20
Dividend related to Preferred Shares	0.587931773	0.690501017	0.679740054
Dividend related to Preferred Shares Class B	0.01	-	-
Dividend related to Common Shares	0.534483430	0.627728197	0.617945504

8.            Designation of income for the legal reserve

a.            Identify the amount designed for the legal reserve

Pursuant to Law 6,404/76, the management proposes the designation of R$ 35,910,911.83 to legal reserve.

b.            Provide details as concerns the calculation of the legal reserve

Earnings before Taxes/Interest in the Company capital	803,297,985.61
Taxes/ Interest in the Company capital	(85,079,748.96)
Net Income	718,218,236.65
Legal Reserve (5% of the Net Income)	35,910,911.83

9.            If the Company has preferred shares entitled to fixed or minimum dividends

a.      Describe the calculation of the fixed or minimum dividends

The owners of the Company preferred shares have priority on the payment of an annual minimum dividend in the amount of R$ 0.08 per one (1) share, non-cumulative. In addition, to each preferred share, a dividend ten percent (10%) higher than that granted to each common share is granted, in accordance with Article 17, Paragraph 1, of Law 6,404/76, as amended by Law 10,303/01, including, for purposes of this calculation, in the sum of the total dividend paid to the preferred shares, the amount paid as minimum annual dividend.

b.         Inform whether the income for the fiscal year is sufficient for full payment of the fixed or minimum dividends

Yes, it is sufficient.

c.         Inform whether an unpaid part is cumulative

There is no unpaid part of fixed or minimum dividends.

d.         Identify the overall amount of the fixed or minimum dividends to be paid to each class of preferred shares

Preferred Shares
Overall amount of the dividend paid in advance to the holders of preferred shares	R$ 43,207,002.26
Overall amount of the dividend to be paid to the holders of preferred shares	R$ 65,773,113.18
Overall amount of the dividend paid to the holders of preferred shares	R$ 108,980,115.44

e.         Identify the fixed or minimum dividends to be paid per preferred share of each class

Preferred Shares
Amount of the dividend paid in advance to each class of preferred share	R$ 0.269494393
Overall amount of the dividend to be paid to each class of preferred share	R$ 0.410245661
Overall amount of the dividend paid to each class of preferred share	R$ 0.679740054

10.          With respect to the mandatory dividend

a.            Describe the calculation stipulated by the Bylaws

In accordance with Article 35, Paragraph 1 of the Company Bylaws, the shareholders shall have the right to receive, in each fiscal year, as dividends, a mandatory percentage of twenty-five percent (25%) on the net income for the fiscal year, with the following adjustments: (a) the deduction of the amounts designed for, in the fiscal year, legal reserve and contingencies reserve; and (b) the addition of the amounts resulting from reversion, in the fiscal year, of contingencies reserve previously composed.

The payment of dividend stipulated under the abovementioned terms may be limited to the amount of net income for the fiscal year in which it was realized under the law, provided that the difference be registered as reserve of income to be realized.

The earnings registered under the reserve of income to be realized, whenever realized and if they are not absorbed by losses incurred in subsequent fiscal years, shall be added to the first dividend declared following realization.

b.            Inform whether it is being fully paid

The mandatory dividend is being fully paid.

c.            Inform the amount occasionally retained

There is no retention of mandatory dividend as a result of the financial situation of the Company.

11.          Retained mandatory dividend as a result of the financial situation of the Company

There is no retention of mandatory dividend as a result of the financial situation of the Company.

12.          Designation of income for contingencies reserve

There is no designation of income for the contingencies reserve.

13.          Designation of income for the reserve of income to be realized

There is no designation of income for the reserve of income to be realized.

14.          Designation of income for reserves stipulated by the Bylaws

a        Describe the Articles contained in the Bylaws providing for the reserve

The reserve for expansion is provided for by Article 35, Paragraph 2 of the Company Bylaws, to wit:

“Article 35 – (...) Paragraph 2 – The Reserve for Expansion is created and has the purpose of ensuring funds to finance additional applications of fixed and working capital and shall be formed with up to one hundred percent (100%) of the remaining net income after the designations stipulated by letters "a" [legal reserve], "b" [contingencies reserve], and "c" [dividend] of item IV, in that the total amount of such reserve may not exceed the amount of the Company’s Capital Stock.”

b.         Identify the amount designated for the reserve

The Management proposes the retained earnings designated for the reserve for expansion in the amount of R$ 460,557,444.25.

c.         Describe the calculation

The amount designated for the Reserve for Expansion is equivalent to 90% of the Adjusted Net Income for the fiscal year ended on December 31, 2011. The Adjusted Income is calculated as follows:

Net Income for the Fiscal Year	R$ 718,218,236.65
Legal Reserve (5%)	R$ (35,910,911.83)
Tax Base for Dividends	R$ 682,307,324.82
Dividends (25%)	R$ (170,576,831.20)
Adjusted Net Income	R$ 511,730,493.61
Reserve for Expansion (90%)	R$ 460,557,444.25

15.          Retained earnings provided for by capital budgeting

a.         Identify the amount of retained earnings

Management proposes that earnings be retained in the amount of R$ 511,730,493.61, in that R$ 460,557,444.25 for the reserve for expansion (under Article 35, Paragraph 2 of the Company Bylaws) and R$ 51,173,049.36 based on capital budgeting under Article 196, Paragraph 2 of Law 6,404/76.

b.         Provide a copy of the capital budgeting

See next document.

16.          Designation of the income for the tax incentives reserve

There is no designation of income for any tax incentives reserves.

São Paulo, February 16, 2012

BOARD OF EXECUTIVE OFFICERS

Capital Budgeting

To the Shareholders: In accordance with Article 196 of Law 6,404/76, the Management of COMPANHIA BRASILEIRA DE DISTRIBUIÇÃO does hereby:

1.         Inform the designation of the Retained Earnings for 2010 (Reserve for Expansion and Capital Budgeting) as approved at the 2011 Annual and Special Shareholders’ Meeting, as follows:

(i) The Company’s Investment Plan for 2011 amounted to R$ 1,410,000,000.00. However, the investment made by the Company totaled R$ 1,582,723,505.47, that is R$ 245,778,959.24 for the opening of new stores and purchase of land, R$ 660,803,408.08 for refurbishment of stores and R$ 676,141,138.15 for infrastructure (IT, Logistics and others).

(ii) The Reserve for Expansion and the Budgeting Capital approved at the 2011 Annual and Special Shareholders’ Meeting were used to support those investments. The difference was borne both with funds from the very Company, resulting from the Company’s operational activity, and with funds raised from third parties.

(iii) The Management will propose to the shareholders at the 2012 Annual and Special Shareholders’ Meeting the capital increase in the amount correspondent to the Reserve for Expansion and the Budgeting Capital, without emission of new shares by the Company. This proposal detailing the capital increase will be submitted to the Fiscal Council, to the Board o Directors and to the Annual and Special Shareholders Meeting.

2.                Propose that retention of R$ 511,730,493.61 from the earnings of 2011 in order to borne the Investment Plan of 2012, to be approved by the Board of Directors e and by the shareholders, in that 460,557,444.25 to the Reserve for Expansion (Article 35 – Paragraph 2 of the Company Bylaws) and R$ 51,173,049.36 to the Capital Budgeting (Article 196 of Law 6,404/76);

This is our proposal.

São Paulo, February 16, 2012.

BOARD OF EXECUTIVE OFFICERS

Comments of the Administrators about the Company’s Financial Situation

Item 10 of Reference Form, CVM Instruction n. 480, of December 7, 2009 (“CVM Instruction 480/2009”)

Section 10.1

(a)        general financial and equity conditions

The Group’s operating and financial information, presented herein, includes the effects of the partnership between Globex Utilidades S.A. and Nova Casas Bahia (currently referred to as “Via Varejo,” as approved at the Extraordinary Shareholders Meeting held on January 15, 2011), which took place in December 2009, and their financial statements were consolidated as of November 2010. Therefore, the consolidation of results related to all months only occurred in 2011.

We believe that the Company presents the financial and equity conditions required for the execution of its plans for capital expansion and investment, while also meeting all liquidity requirements and complying with short and long-term obligations.  Even so, these conditions are subject to certain events beyond our control, such as the stability and behavior of the Brazilian economy.

Our understanding of the Company’s financial and equity conditions is based on the following economic and financial fundamentals, considering our consolidated financial statements for the fiscal year ended December 31, 2011:

•         gross revenue of R$52.681 billion and net sales of R$46.594 billion, up 45.8% and 45.2%, respectively, compared with the same period in 2010;

•         gross profit of R$12.662 billion, with a gross margin of 27.2%;

•         total operating expenses accounted for 20.6% of net sales, totaling R$9.620 billion in absolute terms;

•         EBITDA of R$3.042 billion, with an EBITDA margin of 6.5%;

•         net financial result of R$1.333 billion, accounting for 2.9% of net sales;

•         net debt of R$3.768 billion;

•         net income of R$718 million, with a net margin of 1.5%; and

•         shareholders' equity of R$10.094 billion, up 6.2% over the shareholders’ equity of R$9.501 billion recorded in 2010.  Therefore, our Net Debt/Shareholders’ Equity ratio stood at 37.3%.

(b)        capital structure and eventual redemption of shares

We understand that our current capital structure, mainly measured by the Net Debt/EBITDA ratio of 1.24 times, shows a leverage level compatible with the Company's policies, which project a Financial Net Debt/ EBITDA ratio of around 1x. See below:

	Consolidated
(R$ million)	31.12.2011	31.12.2010

Short Term Debt	(2,654)	(1,632)
Loans and Financing - short term	(2,153)	(1,111)
Debentures - short term	(502)	(521)
Long Term Debt	(3,691)	(4,423)
Loans and Financing- long term	(1,554)	(2,142)
Debentures - long term	(2,138)	(2,281)
Total Gross Debt	(6,346)	(6,055)
Cash and Marketable Securities	4,970	4,419
Net Debt	(1,376)	(1,636)
Net Debt / EBITDA(1)	0.45x	0.45x
Payment book - short term	(2,263)	(1,283)
Payment book - long term	(129)	(102)
Net Debt with payment book(2)	(3,768)	(3,021)
Net Debt / EBITDA(1)	1.24x	1.49x

(1) EBITDA for the last 12 months (2) For debt calculation purposes, the amount of R$2.420 in 2011, referring to Receivables Fund (FIDC), was not considered.

There is no assumption of share redemption.

(c)        ability to pay financial commitments

On December 31, 2011, EBITDA was R$3.042 billion, while net financial result was a negative R$1.333 billion.  Therefore, EBITDA reported an interest coverage ratio of 2.3 times in relation to our financial expenses in the fiscal year ended December 31, 2011.

The aforementioned results evidence that our cash flow, as well as available funds our ability to pay is appropriate in order to deal with our short and long-term financial commitments.

(d)        sources of financing for working capital and investments in non-current assets utilized by the Company

The Company may raise funds through: (A) financial agreements that represent: (i) Brazilian reais-denominated loans with obligation to payment principal and DI (interbank deposit)-pegged interest rates; (ii) foreign currency-denominated loans, which are immediately and fully “swapped,” with Brazilian reais-denominated payment obligations with DI-pegged interest rates, through swap operations; and (iii) loans with the Brazilian Development Bank (“BNDES”), partially denominated in reais and partially pegged to a foreign currency basket (also “swapped” with payment obligations denominated in reais with DI-pegged interest rates), plus annual interest rates;  and (B) funding on capital markets, through the issue of debentures or securitization operations.

In 2011, we had no difficulties in obtaining loans or refinancing our current debt.  For more information on agreements signed by the Company and the BNDES, see “Relevant Loan and Financing Agreements,” item "f,” below.

(e)        sources of financing for working capital and investments in non-current assets that the Company plans to utilize to cover liquidity deficiencies

For more information on our funding sources for working capital and investments in non-current assets we plan to utilize to cover any liquidity deficiencies, see item ”d,” above.

(f)         debt levels and debt characteristics

Relevant loans and financing agreements

Debt breakdown (including Loans and Financing, Debentures and payment vouchers – consumer finance – CDCI).

In R$ thousand

	Consolidated
	12.31.2011	12.31.2010
Debentures (i)
Debentures	506,122	523,574
Swap contracts (c), (g)	68	598
Funding fees	(4,346)	(3,497)
	501,844	520,675
Local currency
BNDES (e)	152,629	80,905
IBM (Note 24)	6,815	6,810
Working capital (c)	126,892	259,077
Consume finance – CDCI (c)	2,263,122	1,283,059
PAFIDC (Note 11)	1,235,934	-
Financial leasing (Note 24)	81,643	64,467
Swap contracts (c), (g)	(882)	(439)
Funding fees	(8,670)	(8,855)
Anticipation of receivables	-	249,997
Other	2,346	2,085
	3,859,829	1,937,106
Foreign currency
Working capital (c)	537,023	414,140
Swap contracts (c), (g)	19,163	43,856
Funding fees	(361)	(661)
	555,825	457,335
Total current	4,917,498	2,915,116

Debentures	2,145,886	1,075,538
Funding fees	(8,368)	(8,066)
	2,137,518	1,067,472
Local currency
BNDES (e)	405,515	381,372
IBM (Note 24)	5,112	11,917
Working capital (c)	1,406,575	972,988
Consume finance – CDCI (c)	129,300	102,106
FIDCs (Note 11)	1,184,522	2,280,517
Financial leasing (Note 24)	194,788	101,244
Swap contracts (c), (g)	(25,779)	8,134
Funding fees	(7,780)	(12,272)
	3,292,253	3,846,006

Foreign currency
Working capital (c)	832,657	615,867
Swap contracts (c), (g)	(21,399)	63,059
Funding fees	(129)	(468)
	811,129	678,458

Total noncurrent	6,240,900	5,591,936

Total	11,158,398	8,507,052

 Working capital, swap and consumer finance with intervening parties

 In R$ thousand

		Consolidated
Debt	Rate	12.31.2011	12.31.2010
Local currency
Itaú Unibanco		-	14
Banco do Brasil	11.8% per year	1,856,869	1,188,303
Banco do Brasil	98.5% CDI	327,026	-
Bradesco	12.6% per year	1,041,287	657,967
Alfa	CDI + 1.5% per year	-	11,040
HSBC	10.3% per year	-	4,811
Santander	104% CDI	88,830	190,317
Safra	10.4% per year	611,877	564,778
		3,925,889	2,617,230
Current		2,390,014	1,542,136
Noncurrent		1,535,875	1,075,094

Foreign currency
Itaú BBA	USD + 3.2% per year	534,989	296,147
Banco do Brasil	USD + 3.9% per year and 2.3% per year	317,373	143,612
Bradesco	USD + 2.7% and 3.9% per year	115,017	-
Santander	USD + 2.1% per year	116,239	337,693
ABN AMRO	YEN + 4.9% per year	89,086	252,555
HSBC	USD + 2.4% per year	196,976	-
		1,369,680	1,030,007
Current		537,023	414,140
Noncurrent		832,657	615,867

Swap contracts
Itaú Unibanco	CDI 105.0%	-	598
Itaú BBA	CDI 102.8%	(901)	35,055
Banco do Brasil	CDI 103.2%	(15,681)	18,808
Bradesco	CDI 103.9%	(4,348)	-
Santander	CDI 110.7%	18,058	56,560
ABN AMRO	CDI 104.3%	68	4,187
HSBC	CDI 99.0%	(26,025)	-
		(28,829)	115,208
Current		18,349	44,015
Noncurrent		(47,178)	71,193

		5,266,740	3,762,445

Swap

For operations in foreign currency,  the Company uses swap operations to swap liabilities denominated in U.S. dollars and Yen and fixed interest rates with Real pegged to CDI floating interest rates. The CDI annual benchmark rate at December 31, 2011 was 11.60%.

BNDES

The line of credit from BNDES is indexed by TJLP (long-term interest rates), plus spread, resulting in the final interest rate.

Financing is paid in monthly installments after a grace period, as mentioned below.

The Company cannot offer any asset as collateral for loans to other parties without the prior authorization of BNDES and it must comply with certain financial ratios, calculated based on the consolidated balance sheet, as follows: (i) maintenance of a capitalization ratio (shareholders' equity/total assets) equal to or in excess of 0.30 (on December 31, 2011, the Company stood at 0.30) and (ii) EBITDA/Net Debt ratio of equal to or in excess of 0.35 (on December 31, 2011, the Company stood at 0.81). The Company controls and monitors these indexes.

In R$ thousand

			Consolidated
Annual financial charges	Number of monthly installments	Maturity	12.31.2011	12.31.2010
TJLP + 9.2%	46	Nov/12	30,285	63,339
TJLP + 8.7%	46	Nov/12	4,375	9,150
TJLP + 9.6%	60	Dec/16	410,327	324,663
TJLP + 4.5%	60	Dec/16	39,797	-
TJLP + 4.5%	24	Jan/11	-	147
TJLP + 4.5%	11	Nov/11	-	8,889
TJLP + 2.3%	11	Nov/11	-	1,109
TJLP + 2.8%	48	Nov/11	-	4,459
TJLP + 2.3%	48	Jun/13	4,127	43,591
TJLP + 2.3%	48	May/12	2,112	4,183
TJLP + 2.8%	48	May/12	-	2,725

TJLP + 1.9%	30	Jun/14	28,234	-
7% per year	24	Oct/12	16,687	-
TJLP + 1.9% + 1%	30	Jun/14	12,105	-
TJLP + 3.5% + 1%	30	Jun/14	10,095	22
			558,144	462,277

Current			152,629	80,905
Noncurrent			405,515	381,372

Debentures

In R$ thousand

	Parent Company and Consolidated
	Type	Outstanding debentures	Annual financial charges	Unit price	12.31.2011	12.31.2010

6th Issue – 1st Series	No preference	54,000	CDI + 0.5%	6,917	373,529	559,195
6th Issue – 2ndSeries	No preference	23,965	CDI + 0.5%	6,917	165,771	248,169
6th issue – 1st and 2nd Series	Interest rate swap	-	104.96% CDI	6,917	68	598
7th Issue – 1st Series	No preference	-	119% of CDI	1,056,320	-	234,979
8th Issue – 1st Series	No preference	500	109.5% of CDI	1,253,411	626,706	555,772
9th Issue – 1st Series	No preference	610	107.7%% CDI	1,024,010	685,647	-
10th Issue – 1st Series	No preference	80,000	108.5% CDI	10,004	800,355	-

Funding fees					(12,714)	(10,566)
					2,639,362	1,588,147
Current					501,844	520,675
Noncurrent					2,137,518	1,067,472

The following table shows a breakdown of debentures issued on December 31, 2011:

In R$ thousand

	Number of debentures	Amount

At 12.31.2010	78,665	1,588,147
Interest rate net of payments and fair value of swap	-	105,746
Amortisation of issue 6ª	(25,988)	(259,883)
Amortisation of issue 7ª	(200)	(200,000)
9ª Issue of Debentures	610	610,000

10ª Issue of Debentures	80,000	800,000
Funding fees of issue 10ª	-	(4,648)
At 12.31.2011	133,087	2,639,362

Financial Lease Obligations

Financial lease agreements, which transfer to the Company substantially all the risks and benefits incidental to ownership of the leased item, are capitalized at the commencement of the lease at the fair value of the leased property or, if lower, at the present value of the minimum lease payments. Lease payments are allocated between finance charges and reduction of leasing liability so as to achieve a constant rate of interest on the remaining balance of the liability. Finance charges are recognized in the income statement. Leased assets are depreciated during their useful life.  However, if there is no reasonable certainty that the Company will own the leased item upon the end of the lease term, the asset is depreciated over its estimated useful life or lease term, whichever is shorter.

Lease agreements classified as financial lease are listed below:

In R$ thousand

	Consolidated
	12.31.2011	12.31.2010
Finance leasing liability –minimum rental payments
Up to 1 year	81,643	64,467
1 - 5 years	152,944	63,262
More than 5 years	41,844	37,982
Actual value of financial lease agreements	276,431	165,711

Future borrowing charges	119,919	127,184
Gross amount of financial lease agreements	396,350	292,895

Receivable Securitization Fund – Pão de Açúcar (“PAFIDC”)

PAFIDC is a receivables securitization fund created for the purpose of acquiring the Company and its subsidiaries’ trade receivables, arising from sales of products and services to their customers, except for receivables from installment sales and post-dated checks. The fund has a defined term until December 7, 2012.

The fund’s capital structure on December 31, 2011 was composed of 10,295 senior quotas held by third parties in the amount of R$1,235,901 (R$1,096,130 in December 31, 2010), which represent 89.90% of the fund’s equity (89.30% in 2010) and 2,864 subordinated quotas (also in December 31, 2010), held by the Company and subsidiaries in the amount of R$138,849, which represent 10.10% of the fund’s equity (10.70% on December 31, 2010).

The subordinated quotas were imputed to the Company and are recorded in non-current assets of controlling entity, as interest in the receivables securitization fund, with a balance of R$124,304 at December 31, 2011 (R$117,613 on December 31, 2010). The interest held in subordinated quotas represents the maximum exposure to the securitization operations losses.

The compensation of senior quotas is as follows:

In R$ thousand

		12.31.2011		12.31.2010
Quotaholders	Amount	CDI Rate	Balance redeemable	CDI Rate	Balance redeemable

Senior A	5,826	108.0%	758,660	109.5%	672,861
Senior B	4,300	108.0%	207,614	109.5%	184,135
Senior C	169	108.0%	269,627	109.5%	239,134
			1,235,901		1,096,130

Subordinated quotas are registered and non-transferable, and were issued in a single series. The Company will redeem the subordinated quotas only after the redemption of senior quotas or at the end of the fund’s term. Once the senior quotas have been remunerated, the subordinated quotas will receive the balance of the fund’s net assets after absorbing any losses on receivables transferred and any losses attributed to the fund. Their redemption value is subject to credit, prepayment, and interest rate risks on the transferred financial assets.

The holders of senior quotas have no recourse against the other assets of the Company in the event customers’ default on the amounts due. As defined in the agreement between the Company and PAFIDC, the transfer of receivables is irrevocable, irreversible and definitive.

“Globex Receivable Securitization Fund – Globex FIDC”

Globex FIDC is a receivables securitization fund created to acquire the accounts receivable from Via Varejo and its subsidiaries, including Nova Casa Bahia S.A. and Nova Pontocom Comércio Eletrônico S.A. (mainly credit card), originated from the sale of products and services to its customers. This fund was created at May 26, 2010 with indeterminate duration.

The fund equity structure at December 31, 2011 is composed of 11,666 senior quotas held by third parties, amounting to R$1,184,522 (R$1,184,387 on December 31, 2010), representing 85% of the fund’s equity (87.5% on December 31, 2010) and 1,910 subordinated quotas (1,691 on December 31, 2010), held by the Company and its subsidiaries, amounting to R$209,068 (R$169,332 on December 31, 2010), accounting for 15% of the fund’s equity (12.5% on December 31, 2010).

Subordinated quotas were imputed to Via varejo and are recorded as noncurrent assets, such as participation in the securitization fund, with balance of R$209,068 at December 31, 2011 (R$169,332 on December 31, 2010). The interest held in subordinated quotas represents the maximum exposure to the securitization operations losses.

Below, the interest rates of senior quotaholders:

		12.31.2011		12.31.2010
Quotaholder	Amount	CDI Rate	Balance redeemable	CDI Rate	Balance redeemable

Senior - 1st Series	11,666	107.75%	1,184,522	107.75%	1,184,387

Subordinated and senior quotas of Globex FIDC are subject to the same conditions as PAFIDC.

Other long-term relations with financial institutions

Except for the aforementioned operations, the Company has no other relevant long-term relations with financial institutions.

Level of subordination in our debt

There is no subordination in our debt.

Restrictions imposed on indebtedness limits and new debt contracting, the distribution of dividends, the sale of assets, the issue of new securities and the sale of controlling interest

Agreements signed with the BNDES are subject to “Provisions Applicable to BNDES Agreements.” According to the "Provisions Applicable to BNDES Agreements" borrowers of the BNDES, including the Company, without previous authorization from BNDES cannot: (i) give priority to other credits; (ii) amortize shares; (iii) issue debentures above the established limit; (iv) issue profit-sharing bonds; (v) taking on new debt; and (vi) sell or encumber permanent assets, in observance to the reservations expressly mentioned in the “Provisions Applicable to BNDES Agreements.”

In accordance with documents related to its 6th issue of debentures, the Company is subject to the following restrictions: (a) the Company is prevented from paying dividends to its shareholders, including early dividends and/or earnings, such  as, interest on equity, if the Company is in default with the 6th issue debentures, except for, however,  the payment of mandatory dividend provided for in Article 35, IV, item “c” of the Company’s Bylaws; (b) the Company is prevented from conducting any restructuring to result in the spin-off, merger or, also incorporation by another company, without the previous and express authorization of the debenture holders of the 6th issue, except if the spin-off, merger or incorporation complies with the requirements of Article 231 of the Brazilian Corporation Law, or, also, the transfer of the Company’s controlling interest to third parties, except for the assumptions of: (1) transfer of interest between our current controlling shareholders; or (2) transfer of our direct or indirect control to a food sector company with an investment grade risk rating on a global scale or similar rating assigned by Standard & Poor's, Moody's or Fitch Ratings, or, in the event the acquirer of our direct or indirect control does not have said investment grade risk rating on a global scale or similar rating, the risk rating of the 6th issue debentures is not downgraded; and (c) while the Company has outstanding debentures of the 6th issue, it shall maintain financial ratios and limits, i.e., Consolidated Net Debt cannot exceed Shareholders' Equity and the Consolidated Net Debt/EBITDA ratio must be less than or equal to 3.25, as established in the indenture of 6th issue debentures, which will be calculated on the last day of each quarter based on the 12 months prior to the respective date of calculation.

Our 7th issue of debentures ended in June 2011.

In accordance with documents related to our 8th issue of debentures, the Company is subject to the following restrictions:   (a)  the Company is prevented from conducting any restructuring to result in the spin-off, merger or also, incorporation by another company, without the previous and express authorization of the debenture holders of the 8th issue, in observance to the resolution quorum established in the indenture of the 8th issue debentures, except if the spin-off, merger or incorporation complies with the requirements of Article 231 of the Brazilian Corporation Law, or, also the transfer of our controlling interest to third parties, except for the assumptions of : (i) transfer of interest between our current controlling shareholders; or (ii) transfer of our direct or indirect control to a retail sector company; (l)  amendment of the Company’s corporate purpose, so that  our main activity is no longer the trade of food products; and (b)  while the Company has outstanding debentures of the 8th issue, it shall maintain financial ratios and limits, i.e., Consolidated Net Debt cannot exceed Shareholders' Equity and  the Consolidated Net Debt/EBITDA ratio must be less than or equal to 3.25, as established in the indenture of 8th issue debentures, which will be calculated on the last day of each quarter based on the 12 months prior to the respective date of calculation and the first calculation was made in our consolidated financial statements for the quarter ended September 30, 2009.

In accordance with documents related to our 9th issue of debentures, the Company is subject to the following restrictions:   (a) the Company is prevented from conducting any restructuring to result in the spin-off, merger or also, incorporation by another company, without the previous and express authorization of the debenture holders of the 9th issue, in observance to the resolution quorum established in the indenture of the 8th issue debentures, except if the spin-off, merger or incorporation complies with the requirements of Article 231 of the Brazilian Corporation Law, or, also the transfer of our controlling interest to third parties, except for the assumptions of : (i) transfer of interest between our current controlling shareholders; or (ii) transfer of our direct or indirect control to a retail sector company; (l)  amendment of the Company’s corporate purpose, so that  our main activity is no longer the trade of food products; and (b)  while the Company has outstanding debentures of the 9th issue, it shall maintain financial ratios and limits, i.e., Consolidated Net Debt cannot exceed Shareholders' Equity and  the Consolidated Net Debt/EBITDA ratio must be less than or equal to 3.25, as established in the indenture of 9th issue debentures, which will be calculated on the last day of each quarter based on the 12 months prior to the respective date of calculation and the first calculation was made in our consolidated financial statements for the quarter ended September 30, 2010.

In accordance with documents related to our 10th issue of debentures, the Company is subject to the following restrictions:   (a) the Company is prevented from conducting any restructuring to result in the spin-off, merger or also, incorporation by another company, without the previous and express authorization of the debenture holders of the 10th issue, in observance to the resolution quorum established in the indenture of the 10th issue debentures, except if the spin-off, merger or incorporation complies with the requirements of Article 231 of the Brazilian Corporation Law, or, also the transfer of our controlling interest to third parties, except for the assumptions of : (i) transfer of interest between our current controlling shareholders; or (ii) transfer of our direct or indirect control to a retail sector company; (l)  amendment of the Company’s corporate purpose, so that  our main activity is no longer the trade of food products; and (b)  while the Company has outstanding debentures of the 10th issue, it shall maintain financial ratios and limits, i.e., Consolidated Net Debt cannot exceed Shareholders' Equity and  the Consolidated Net Debt/EBITDA ratio must be less than or equal to 3.25, as established in the indenture of 10th issue debentures, which will be calculated on the last day of each quarter based on the 12 months prior to the respective date of calculation and the first calculation was made in our consolidated financial statements for the quarter ended September 30, 2010.

(g)        limits on the use of the financing already contracted

On December 31, 2011, capital stock stood at R$6.129 billion and outstanding debentures were R$2.640 billion, according to “Relevant Loan and Financing Agreements,” item “f” above.  Therefore, pursuant to Article 60 of the Brazilian Corporation Law, our debentures/capital stock ratio, on December 31, 2011, was 43.1%, therefore, observing the legal limit and allowing new funding through the issue of long-term debt on the capital market.

The Company has a credit limit of approximately R$900 million approved with the BNDES to partially finance the Company’s expansion and renovation plan from 2009 to 2011. On December 31, 2010, R$600 million had been used by the Company.  All other loans took out by the Company have been already released.

(h)        relevant changes in each item of the financial statements

Consolidated financial statements were prepared and are reported according to the accounting practices adopted in Brazil, which include standards issued by the Brazilian Securities and Exchange Commission (CVM) and pronouncements issued by the Brazilian Accounting Pronouncements Committee (CPC), in compliance with the international financial reporting standards (IFRS) issued by International Accounting Standard Board (“IASB”).

For a better presentation and comparability, certain balances of December 31, 2010 were reclassified.

Income Statement

Fiscal Years Ended December 31, 2011 and 2010

INCOME STATEMENT

	Consolidated

R$ - Million	2011	2010	Δ%

Gross Sales Revenue	52,681	36,144	45.8%
Net Sales Revenue	46,594	32,092	45.2%
Cost of Goods Sold	(33,933)	(24,241)	40.0%
Gross Profit	12,662	7,850	61.3%
Selling Expenses	(7,937)	(4,866)	63.1%
General and Administrative Expenses	(1,683)	(951)	77.0%
Total Operating Expenses	(9,620)	(5,817)	65.4%
Earnings before Interest, Taxes, Depreciation, Amortization - EBITDA	3,042	2,033	49.6%
Depreciation and Amortization	(681)	(446)	52.5%
Earnings before interest and Taxes - EBIT	2,361	1,587	48.8%
Financial Revenue	593	323	83.6%
Financial Expenses	(1,926)	(1,146)	68.0%
Net Financial Revenue (Expenses)	(1,333)	(823)	61.9%
Equity Income	35	34	0.9%
Result from Permanent Assets	(49)	(21)	130.5%
Nonrecurring Result	(99)	(105)	-5.2%
Other Operating Revenue (Expenses)	(110)	(2)
Income Before Income Tax	805	670	20.0%
Income Tax	(85)	(85)	0.6%
Minority Interest - Noncontrolling	(1)	33
Net Income - Controlling Shareholders (1)	718	618	16.1%
Net Income per Share	2.76	2.40	14.9%
Nº of shares (million) ex-treasury shares	260	257

	Consolidated

% Net Sales Revenue

	2011	2010

Gross Profit	27.2%	24.5%
Selling Expenses	17.0%	15.2%
General and Administrative Expenses	3.6%	3.0%
Total Operating Expenses	20.6%	18.1%
EBITDA	6.5%	6.3%
Depreciation and Amortization	1.5%	1.4%
EBIT	5.1%	4.9%
Net Financial Revenue (Expenses)	2.9%	2.6%
Result from Permanent Assets and Others	0.6%	0.4%
Income Before Income Tax	1.7%	2.1%
Income Tax	-0.2%	-0.3%
Minority Interest - noncontrolling	0.0%	0.1%
Net Income - Controlling Shareholders (1)	1.5%	1.9%

Net sales revenues

Net sales revenue increased 45.2% in 2011, from R$32.092 billion in 2010 to R$46.594 billion in 2011.

Among the factors that contributed to increase our net sales revenue in 2011 were mainly: (i) the consolidation of results from Novas Casas Bahia, (ii) the opening of 41 stores,

(iii) the completion of the conversion of CompreBem and Sendas to Extra Supermercado (which represents higher growth than previous formats), (iv) the repositioning of Assaí and Mini Mercado Extra, (v) and Nova Pontocom (with high growth levels and the inclusion of new categories into its portfolio).

Gross Profit

Gross Profit went up 61.3%, from R$7.850 billion in 2010 to R$12.662 billion in 2011.  This increase was chiefly due to: (i) better negotiations with suppliers, in line with a business strategy that applies specific IT systems, thus, enabling improved business management; (ii) consolidation of Nova Casas Bahia’s results, which, together with Ponto Frio and Nova Pontocom operations, mainly allowed scale gains with suppliers and access to a wider range of products.

Operating Revenue (Expenses)

Total operating expenses came to R$9.620 billion in 2011, up 65.4% compared to R$5.817 billion in 2010.  This increase was mainly due to: (i) the consolidation of Nova Casas Bahia’s results, particularly its furniture operations that contributed to an increase in operating expenses as percentage of net sales compared to other brands.

Depreciation and Amortization

Depreciation and amortization came to R$681 million in 2011, up 52.5% compared to a total of R$446 million in 2010, mainly due to :(i) the amortization of intangibles deriving from the business combination with Nova Casas Bahia; (ii) the consolidation of Novas Casas Bahia’s results.

Net Financial Result

Net financial result went up 61.9% in 2011, from R$823 million in 2010 to R$1.333 billion in 2011.  This increase was chiefly due to: (i) an increase in debt to finance business growth; (ii) an increase in receivables discount due to the growth of home appliance segment.

Net debt came to R$3.768 billion, down R$547 million from 2010, mainly due to (i) greater cash generation, (ii) higher volume of discounted receivables at the year’s end.

Operating Result

Operating result increased 48.8% in 2011, from R$1.587 billion in 2010 to R$2.361 billion in 2011.  This increase was basically due to (i) 45.2% growth in net sales revenue, in line with improved negotiations with suppliers, and partially impacted by higher operating expenses.

Net Income from Controlling Shareholders

Due to the reasons mentioned above, net income was up 16.1% in 2011, from R$618 million in 2010 to R$718 million in 2011.

Balance Sheet

Fiscal Years Ended December 31, 2011 and 2010

Balance Sheet – Consolidated Assets

BALANCE SHEET

ASSETS

	GPA Consolidated

(R$ million)	12.31.2011	12.31.2010

Current Assets	17,276	14,673
Cash and Marketable Securities	4,970	4,419
Accounts Receivable	2,431	1,808
Credit Cards	478	274
Payment book	1,985	1,499
Sales Vouchers and Others	175	201
Post-Dated Checks	4	6
Allowance for Doubtful Accounts	(211)	(173)
Resulting from Commercial Agreements	447	421
Receivables Fund (FIDC)	2,559	1,818
Inventories	5,553	4,824
Recoverable Taxes	908	888
Expenses in Advance and Other Accounts Receivables	408	495

Noncurrent Assets	16,493	15,099
Long-Term Assets	3,855	3,156
Marketable Securities	-	7
Accounts Receivables	556	528
Paes Mendonça	445	421
Payment Book	118	115
Allowance for Doubtful Accounts	(7)	(8)
Recoverable Taxes	730	214
Fair Value Bartira	304	304
Deferred Income Tax and Social Contribution	1,250	1,136
Amounts Receivable from Related Parties	133	176
Judicial Deposits	738	646
Expenses in Advance and Others	144	145
Investments	253	233
Property and Equipment	7,358	6,794
Intangible Assets	5,026	4,916
TOTAL ASSETS	33,769	29,772

Balance Sheet – Consolidated Liabilities

LIABILITIES

	GPA Consolidated

	12.31.2011	12.31.2010

Current Liabilities	13,501	10,923
Suppliers	6,279	5,369
Loans and Financing	2,153	1,111
Payment Book (CDCI)	2,263	1,283
Debentures	502	521
Payroll and Related Charges	759	589
Taxes and Social Contribution Payable	332	293
Dividends Proposed	103	116
Financing for Purchase of Fixed Assets	14	14
Rents	49	68
Acquisition of Companies	55	297
Debt with Related Parties	28	274
Advertisement	90	34
Provision for Restructuring	13	6
Tax Payments	171	54
Advanced Revenue	82	63
Others	609	830

Long-Term Liabilities	10,173	9,348
Loans and Financing	1,554	2,142
Payment Book (CDCI)	129	102
Receivables Fund (FIDC)	2,420	2,281
Debentures	2,138	1,067
Acquisition of Companies	189	215
Deferred Income Tax and Social Contribution	1,115	1,029
Tax Installments	1,292	1,378
Provision for Contingencies	680	809
Advanced Revenue	381	187
Others	276	138

Shareholders' Equity	10,094	9,501
Capital	6,129	5,579
Capital Reserves	384	463
Profit Reserves	1,112	981
Minority Interest	2,469	2,477
TOTAL LIABILITIES	33,769	29,772

Assets

Current Assets

Cash and Cash Equivalents

Cash and cash equivalents were up 12.5% in 2011, from R$4.419 billion in 2010 to R$4.970 billion in 2011.

On December 31, 2011, cash and cash equivalents accounted for 14.7% of total assets, against 14.8% on December 31, 2010.

Credits

Credits, which include the following: accounts receivable, commercial agreements and receivable securitization funds, recoverable taxes, prepaid expenses and other, increased 24.4% in 2011, from R$5.430 billion in 2010 to R$6.753 billion in 2011.  Our credits increased mainly due to increase in sales via credit card and installment sales, which recorded an increase justified by higher sales revenue.  This increase in sales was mainly due to the consolidation of Nova Casas Bahia’s results.

On December 31, 2011, credits accounted for 20.0% of total assets, against 18.2% on December 31, 2010.

Inventories

Inventories were up 15.1% in 2011, from R$4.824 billion in 2010 to R$5.553 billion in 2011, due to the consolidation of Nova Casas Bahia’s results and the organic growth of our Group.

On December 31, 2011, inventories accounted for 16.4% of total assets, against 16.2% on December 31, 2010.

Assets

Noncurrent Assets

Long-term assets

Long-term assets were up 22.1% in 2011, from R$3.156 billion to R$3.855 billion in 2011. This increase was mainly due to higher Recoverable Taxes – ICMS (State VAT). The Management of the subsidiary Via Varejo has prepared a technical feasibility study on the future realization of ICMS, considering the future expected offset of debt deriving from operations of Via Varejo and subsidiaries, within the context of main variables of their business.  This study was examined based on information from the strategic planning report previously approved by the Company's Board of Directors.

On December 31, 2011, long-term assets accounted for 11.4% of total assets, against 10.6% on December 31, 2010.

Investments

Our investments were up 8.6% in 2011, from R$233 million in 2010 to R$253 million in 2011. This increase is only justified by the positive result of FIC and BINV, as no additions occurred in 2011. On December 31, 2011, investments accounted for 0.7% of total assets, in line with 0.7% on December 31, 2010.

Property and equipment

Property and equipment were up 8.3% in the year, from R$6.794 billion in 2010 to R$7.358 billion in 2011. This increase was due to the opening of new stores and the conversion of stores.

On December 31, 2011, property and equipment accounted for 21.8% of total assets, against 22.8% on December 31, 2010.

Intangible assets

Intangible assets were up 2.2% in 2011, from R$4.916 billion in 2010 to R$5.026 billion in 2011. This variation was chiefly due to software additions.

On December 31, 2011, intangible assets accounted for 14.9% of total assets, against 16.5% on December 31, 2010.

LIABILITIES

Current Liabilities

Suppliers

Liabilities with suppliers were up 16.9% in 2011, from R$5.369 billion in 2010 to R$6.279 billion in 2011.  This variation was due to our sales growth and the consolidation of Nova Casas Bahia’s results.

On December 31, 2011, liabilities with suppliers accounted for 18.6% of total liabilities, against 18.0% on December 31, 2010.

Loans and Financing – short term

Short-term loans and financing include: Loans and Financing and payment vouchers (consumer finance – “CDCI”), which were up 84.5% in 2011, from R$2.394 billion in 2010 to R$4.416 billion.  This variation was basically due to higher debt to finance the Company’s operating activities.

On December 31, 2011, short-term loans and financing accounted for 13.1% of total liabilities, against 8.0% on December 31, 2010.

Debentures – short term

Short-term debt represented by debentures issued by the Company was down 3.6% in 2011, from R$521 million in 2010 to R$502 million in 2011.  This variation was mainly due to the settlement of the 7th Issue of Debentures.

On December 31, 2011, short-term debentures accounted for 1.5% of total liabilities, against 1.7% on December 31, 2010.

Payroll and Labor Liabilities

Payroll and labor liabilities were up 28.9% in 2011, from R$589 million to R$759 million. This increase was due to collective bargaining agreements related to labor liabilities.

On December 31, 2011, payroll and labor liabilities accounted for 2.2% of total liabilities, against 2.0% on December 31, 2010.

Taxes, Fees and Contributions

Taxes, Fees and Contributions were up 13.3% in 2011, from R$293 million to R$332 million. This variation was mainly due to provision for income and social contribution taxes payable related to subsidiary Via Varejo.

Taxes, fees and contributions accounted for 1.0% of total liabilities in 2011 and 2010.

LIABILITIES

Noncurrent Liabilities

Loans and Financing – long term

Long-term loans and financing, which include loans and financing, payment vouchers (Consumer Finance – “CDCI”) and receivables securitization fund were down 9.3% in 2011, from R$4.525 billion in 2010 to R$4.103 billion in 2011, mainly due to transfers from long to short term, domestic currency of the subsidiary Barcelona and PAFIDC, to mature on December 4, 2012. On December 31, 2011, long-term loans and financing accounted for 12.2% of total liabilities, against 15.2% on December 31, 2010.

Debentures – long term

Long-term indebtedness represented by debentures issued by the Company was up 100.4% in 2011, from R$1.067 billion in 2010 to R$2.138 billion in 2011.  This variation was mainly due to the 10th issue of debentures, in the amount of R$800 million, which aimed at lengthening the Company’s debt profile from short term to long term.

On December 31, 2011, long-term debentures accounted for 6.3% of total liabilities, against 3.6% on December 31, 2010.

Deferred Income and Social Contribution Taxes

Deferred income and social contribution taxes were up 8.4% in 2011, from R$1.029 billion in 2010 to R$1.115 billion in 2011, due to the realization of income tax on Vieri’s goodwill, which was incorporated on December 20, 2006.

On December 31, 2011, deferred income and social contribution taxes accounted for 3.8% of total liabilities, against 4.6% on December 31, 2010.

Taxes Payable by Installments

Taxes payable by installments, including REFIS (tax installment payment program), were down 6.2% in 2011, from R$1.378 billion in 2010 to R$1.292 billion in 2011, This decrease was due to the transfer from long term to short term.

On December 31, 2011, taxes installment payment accounted for 3.8% of total liabilities, against 4.6% on December 31, 2010.

Provision for contingencies

Provisions for contingencies were down 15.9% in 2011, from R$809 million in 2010 to R$680 million in 2011. This decrease was due to payments and installment payment of contingencies.

On December 31, 2011, provisions for contingencies accounted for 2.0% of total liabilities, against 2.7% on December 31, 2010.

Shareholders’ Equity

Shareholders’ Equity increased 6.2% in 2011, from R$9.501 billion in 2010 to R$10.094 billion in 2011. This variation was mainly due to the profit generated in the fiscal year of R$718 million.

On December 31, 2011, shareholders’ equity accounted for 29.9% of total liabilities, against 31.9% on December 31, 2010.

Other Equity Accounts

Equity accounts not mentioned above did not record relevant variations between the balances of December 31, 2010 and December 31, 2011.

Section 10.2

(a)        results of operations, particularly: (i) description of any relevant component of our revenue; and (ii) factors that adversely affect our results of operations

Gross revenue increased 45.2% in 2011, as follows:

•         54.9%, i.e., R$25.577 billion derived from the sale of products classified under the GPA food product category, including grocery and perishable food products.  Among the Group’s brands, the sales growth of Assaí and Extra Supermercado stood out; and

•         45.1%, i.e., R$21.017 billion, derived from the sale of Viavarejo (Globex), pointing out the consolidation of Nova Casa Bahia and Nova Pontocom results (with higher sales growth levels and the inclusion of new categories into its portfolio).

On a ‘same store’ basis, gross sales in nominal terms were up 8.8% over 2010. Furthermore, we point out the Company’s solid position in the non-food segment with the consolidation of Nova Casas Bahia’s results, while in 2010, only the months of November and December were considered.  In 2011, all months were considered.

(b)        revenue variations due to changes in prices, exchange rates, inflation, volume changes and the launching of new products and services

The Company depends on the Brazilian macro-economic situation and other factors, such as unemployment rate, credit availability and average salaries growth in Brazil to define its financial condition and results of its operations.

Operating expenses, as well as cash expenditures (i.e., others rather than depreciation and amortization), are realized in Reais and vary according to inflation.  In this regard, any increase in interest rates or inflation may raise the price of products at our stores.  On the other hand, as our negotiations with suppliers are based on a large volume, our exposure to the aforementioned variations may decrease.

(c)        impact of inflation, variations in the price of our main inputs and products, foreign exchange and interest rates on our operating and financial results

In addition to item “b,” above, the Company believes that depreciation or appreciation of Real against the US dollar affects and may continue affecting the results of its operations referring to imports, which approximately accounted for 2.6% of our sales in 2011.

In 2011, our financial result was mainly affected by charges on net bank debt and the cost of discounting receivables.

Section 10.3

(a)        introduction or sale of an operating segment

As of November 2010, we began to consolidate the operations of Nova Casas Bahia into the Company’s results, with relevant effect on our financial statements and results due to the relevance of its operations, especially in 2011, as this was the first year of consolidation of entire year of operations. <0}  Nova Casas Bahia accounted for 29.6% of sales in 2011.

(b)        creation, acquisition or sale of shareholding

Non-Food retail sector - Viavarejo

The Company strengthened its position in the non-food retail sector through the adoption of two significant actions in 2009: the acquisition of Globex and the partnership with Nova Casas Bahia.  With the aforementioned actions, we then complemented our positioning in the durable goods market through services to consumers in different social classes, broadening our knowledge of the sector, thus, capturing synergies, seeking excellence in services and offering a series of benefits to consumers, such as: greater product assortment, better prices and easy access to credit.

The operation also benefitted from the structuring of an e-commerce business, which knowingly grows at a faster rate than sales at physical stores.  The Company endeavored efforts to combine operational platforms and systems of Extra.com, Casasbahia.com and Pontofrio.com and has invested in logistics and distribution.

Our performance in the non-food retail sector will also be reinforced by gains deriving from the integration of Nova Casas Bahia, which was designed at the end of 2010 and should extend over the upcoming years.  Part of synergies has already been captured, particularly those related to business practices, while the Company believes that other gains will derive from the revision of structure and processes.

(c)        unusual events or operations

There were no unusual events or operations.

Section 10.4

(a)        significant changes in accounting practices

In all previous periods, including the fiscal year ended December 31, 2009, the Company prepared its financial statements pursuant to accounting practices adopted in Brazil (BRGAAP).  Financial statements for the fiscal year ended December 31, 2010 were the first ones to be prepared in accordance with all pronouncements issued by the Brazilian Accounting Pronouncements Committee (CPC) and IFRS.  Therefore, the Company prepared its financial statements pursuant to CPCs standards for the periods beginning on or after January 1, 2009, as described in its accounting policies.

For these financial statements, the opening balance is dated January 1, 2009, the transition date of CPCs.

Below, the main adjustments made by the Company to restate the opening balance sheet in BRGAAP on January 1, 2009, and the balance sheet prepared pursuant to BRGAAP for the fiscal year ended December 31, 2009.

Exemptions adopted

CPC 37 – First-time adoption of the international accounting standards allows for certain exemptions in the retrospective application of CPC requirements for the fiscal year ended December 2010. The following exemptions were applied:

• CPC 15 – Business combinations – not applied to acquisitions occurred before January 1, 2007.

• The Company applied temporary provisions of ICPC 03 – Determination of Leasing in an Operation evaluating all agreements on the transition date.

 (i) Hedge Accounting

On the date of adoption, the Company had interest rate swaps related to debt instruments at variable rates.  In accordance with CPC 38, these swaps may be accounted for as fair value hedge, and changes are recognized in retained earnings.  The hedge was recorded in the opening balance sheet, considering the type of financial instrument which is qualified as hedge accounting under the CPCs.  In this context, the amounts of R$(7.5) million and R$15.8 million were recognized under shareholders’ equity on December 31, 2009 and January 1, 2009, respectively, and R$23.4 million were recognized in the statement of income for the fiscal year ended December 31, 2009.

 (ii) Recognition of adjustment revenues referring to the transaction with Banco Itaú in 2004

In December 2005, the Company signed an agreement with Banco Itaú, providing for the receipt on the signature date of the agreement of R$380 million in exchange for the installation of service kiosks at CBD stores and the volume of the customer portfolio for a 5-year period.  According to the accounting practices previously adopted, the amount had been fully recognized as revenue, however, under the CPC 30, the amount of R$41,554 million should have been deferred in view of the condition of goals established every 5 years.  The effect recorded in the opening balance sheet, thus, on January 1, 2009, was fully recorded in the income for the fiscal year ended December 31, 2009.

(iii) Miravalles adjustments to adopt CPC

The differences between accounting practices adopted prior to the amendments introduced by Law 11,638/07 (“Former BR GAAP”) and CPCs, which are adjusted under shareholders’ equity and in the statement of income of FIC, are stated under the Company’s equity adjustment.  The effect on shareholders’ equity was R$(21.2) million on January 1, 2009, R$(40.0) million on December 31, 2009 and R$(18.7) million on the statement of income for the fiscal year ended December 31, 2009.

(iv) Accounts payable related to investments in AIG

The effect on shareholders’ equity was R$(134.8) million on January 1, 2009 and December 31, 2009, related to the reversal of goodwill generated by non-controlling shareholders’ acquisition under former BR GAAP, while there was no effect on the 2009 statement of income.

(v) Assai Business Combination

As authorized by CPC 43, the Company chose the business combinations exemption for all transactions that occurred before January 1, 2007.  Therefore, the acquisition of Assaí, on November 1, 2007, was recorded as a business combination, according to CPC 15.  The effects on shareholders’ equity on January 1, 2009, were R$30.6 million and R$29.9 million on December 31, 2009. In the statement of income for the fiscal year ended December 31, 2009, the effect of adjustment was R$(4.6) million.

(vi) Rossi Business Combination

As authorized by CPC 43, the Company chose the business combinations exemption for all transactions that occurred before January 1, 2007.  Therefore, the acquisition of Rossi, on July 27, 2007, was recorded as business combination according to CPC 15.  The effects on shareholders’ equity on January 1, 2009, were R$12.1 million and R$20.8 million on December 31, 2009. In the statement of income for the fiscal year ended December 31, 2009, the effect of the adjustment was R$8.7 million.

(vii) Elimination of Sendas’ non-controlling shareholders

Sendas Distribuidora was consolidated pursuant to CPC 36, with the elimination of minority shareholders in Sendas Distribuidora.  The effect on shareholders’ equity was R$75.7million on January 1, 2009, R$83.0 million on December 31, 2009 and R$7.2 million in the statement of income for the fiscal year ended December 31, 2009.

(viii) Deferred Income and Social Contribution Taxes

Changes in deferred income and social contribution taxes represent the deferred taxes effects on adjustments required in the adoption of CPCs, which amounted to R$20.5 million on January 1, 2009 and R$41.6 million on December 31, 2009, and R$(87.6) million in the statement of income for the fiscal year ended December 31, 2009.

(b)        significant effects of changes in accounting practices

2010 financial statements were prepared pursuant to the accounting practices adopted in Brazil.  Regarding our Company, these practices differ from IFRS, applicable to separate financial statements, only to the equity method valuation applied for investments in subsidiaries, associates and joint ventures. For IFRS, these investments would be measured at cost or fair value.

(c)        reservations and emphasis in the independent auditor's report

There were no reservations in the report issued by our independent auditor on the financial statements for the fiscal years ended December 31, 2009, 2010 and 2011, noting however that they contain the following matters of emphasis.

2010

The independent auditor’s report on the financial statements for the fiscal years ended December 31, 2010 included the following matter of emphasis related to the adjustments in previous periods, as transcribed below:

 “As mentioned in Note 2, the individual financial statements were prepared in accordance with the accounting practices adopted in Brazil. In the case of Via varejo, the practices differ from IFRS, applicable to separate financial statements, only to the equity method valuation applied for investments in subsidiaries, associates and joint ventures. For IFRS, these investments would be measured at cost or fair value.”

2008

The independent auditor’s report issued on the financial statements for the fiscal year ended December 31, 2008, include a paragraph emphasizing that due to changes in the accounting practices adopted in Brazil in 2008, the financial statements for the fiscal year ended December 31, 2007, which were presented for comparison purposes, were adjusted and have been restated pursuant to NPC 12 – Accounting Practices, Changes and Accounting Estimates and Correction of Errors.

Section 10.5

(i)             Officers must indicate and comment on the critical accounting policies adopted by the issuer, especially discussing accounting estimates made by Management on uncertain and relevant issues in the description of the Company’s financial condition and its results that require subjective or complex judgments, such as: provisions, contingencies, revenue recognition, tax assets, long-lived assets, useful life of non-current assets, pension plans, foreign currency translation adjustments, environmental recovery costs, impairment test criteria and financial instruments.

Financial Instruments

Financial instruments are recognized as of the date on which the Company enters into the contract. When recognized, these are recorded at their fair value plus the transaction costs that are directly attributable to their acquisition or issuance. Their subsequent measurement occurs every balance sheet date according to the rules established for each type of financial asset or liability.

Financial Assets

Initial recognition and measurement

Financial assets held by the Company within the scope of CPC 38 (IAS 39), are classified as financial assets measured at their fair value through income statement, loans, receivables and derivative financial instruments designated as hedge instruments and investments held to maturity. The Company determines the classification of its financial assets at initial recognition.

The Company defines the classification of all financial assets and they are recognized initially at fair value, and in the case of investments not recognized at fair value through the income statement, plus directly attributable transaction costs.

Purchases or sales of financial assets that require delivery of assets within a time frame established by regulation or convention in the marketplace (negotiations under regular conditions) are recognized on the trade date, i.e., the date that the Company commits to purchase or sell the asset.

The Company’s financial assets include cash and cash equivalents, trade accounts receivable and other accounts receivable, related party receivables, escrow deposits and derivative financial instruments.

Subsequent Measurement

Assets are classified among categories mentioned below, according to the purpose to which they were acquired or issued:

• Financial assets at fair value through profit or loss: are measured at their fair value at each balance sheet date. Interest rates, monetary restatement, exchange variation and variations deriving from the valuation at fair value are recognized in the statement of income for the period when incurred as financial revenues or expenses. The financial assets are classified as financial assets by fair value through profit or loss if acquired for the purposes of selling or repurchasing in the near term, with changes recognized in financial income or financial expense. Balances of cash and cash equivalents held by the Company are classified into this category;

• Loans and receivables: these are non-derivative financial assets with fixed or determinable payments that are not quoted in an active market. After the initial recognition, these are measured using amortized cost through the effective interest rate method. Interest income, monetary restatement, exchange variation, less impairment losses, where applicable, are recognized in the income statement when incurred as financial income or expenses; and

• Assets and liabilities held to maturity: are financial assets and liabilities which cannot be classified as loans and receivables, for being marketable in the active market. In this case, these financial assets are acquired with the intention and financial capacity to their maintenance in the Company portfolio until maturity. They are measured at acquisition cost, plus monetary restatement through income, using the effective interest rate.

Derecognition of Financial Assets

A financial asset (or, where applicable a part of a financial asset or part of a group of similar financial assets) is derecognized when:

• The rights to receive cash flows from the asset have expired; and

• The Company has transferred its rights to receive cash flows from the asset or has assumed an obligation to pay the received cash flows in full to a third party under a “pass-through” arrangement; and either (a) the Company has transferred substantially all the risks and benefits of the asset, or (b) the Company has neither transferred nor retained substantially all the risks and benefits of the asset, but has transferred its control. When the Company has transferred its rights to receive cash flows from an asset or has entered into a pass-through arrangement, and has neither transferred nor retained substantially all the risks and benefits of the asset nor transferred control of the asset, the asset is recognized to the extent of the Company’s continuing involvement in the asset. In that case, the Company also recognizes an associated liability. The transferred asset and the associated liability are measured on a basis that reflects the rights and obligations retained by the Company.

Impairment of Financial Assets

On the balance sheets dates, the Company verifies if there is any sign of impairment of an asset or group of financial assets. The impairment of an asset or group of financial assets is only considered if there are objective pieces of evidence resulting from one or more events occurred after the asset initial recognition (“loss event”), and if said event affects the estimated future cash flows of asset or group of financial assets, which can be safely estimated. The evidence of impairment may include signs that debtors (or group of debtors) are going through relevant financial constraints, moratorium or default in the amortization of interest or principal, probability of filing for bankruptcy or another type of financial reorganization and when these data point a measurable drop in future cash flows, such as, default interest variations or economic conditions related to defaults.

The loss amount is measured as the difference between the carrying amount of asset and the present value of the estimated future cash flows (excluding future credit losses not incurred) discounted by the original effective interest rate of the financial asset. The asset’s carrying amount decreases when provision is used and the loss is recognized in the income statement. Interest income is recorded in the financial statements as part of the financial income.

If, in subsequent period, the impairment decreases and this reduction can be objectively associated with an event occurred after the recognition of the provision (such as an improved debtor’s credit rating), the reversal of impairment previously recognized is recognized in the consolidated statement of income. If the write-off is later recovered, this recovery is also recognized in the statement of income.

Held-to-maturity Financial Assets

Referring to the held-to-maturity financial assets, the Company firstly verifies if there is objective evidence of impairment individually for the financial assets which are individually relevant or collectively for the assets, which individually, are not relevant. If the Company determines the non-existence of objective evidence of impairment of a financial asset evaluated on an individual basis, whether or not this loss is material, the Company classifies it into a group of financial assets with similar credit risk characteristics, which are evaluated collectively. The assets evaluated on an individual basis as to impairment or to which the impairment is (or still is) recognized are not included in the overall losses evaluation.

In the event of objective evidence of impairment, the corresponding loss amount is calculated as the difference between the carrying amount of assets and the present value of estimated cash flows (excluding estimated credit losses and not incurred yet). The present value of estimated cash flows is discounted at the financial assets original interest rate. If a financial asset bears variable interest rates, the discount to measure eventual impairment will be the interest rate effective at the present date.

The asset’s carrying amount of the asset is reduced through an allowance and the amount of the loss is recognized in the statement of income. The financial income is still accumulated over the carrying amount less the interest rate used to discount the future cash flows in order to measure the impairment. In addition, the interest income is recorded as part of the financial result in the statement of income. Loans and receivables, together with respective provisions, are written off when there is no real prospect of future recovery and all guarantees have been realized or transferred to the Company. If in the subsequent year, the amount of estimated loss of recoverable value suffers any variation due to an event occurred after its recognition, an adjustment is made in the allowance account. If a write-off is later recovered, it is recorded a revenue to financial results in the statement of income for the year.

Trade Accounts Receivable

Trade accounts receivable are non-derivative financial assets with fixed payments or that may be calculated, without quote on the active market. After initial measurement, these financial assets are subsequently measured at the amortized cost according to the effective interest rate method (“TEJ”), less impairment. The amortized cost is calculated taking into account eventual discounts or premiums over the acquisition and tariffs or costs composing the TEJ. The TEJ amortization is included in the net financial result under the statement of income for the year. Impairment expenses are recognized in the statement of income for the year.

The Company securitizes its accounts receivable through special purpose entities, the PAFIDC and Globex FIDC.

Accounts receivable deriving from business agreements are related to cash considerations received from trade payables, contractually established and calculated over purchase volumes, marketing actions, freight cost reimbursements, etc.

Financial Liabilities

The financial liabilities under the scope of CPC 38 (IAS 39) are classified as loans or borrowing or derivatives financial instruments designated as hedge instruments in an effective hedge relationship, where applicable. The Company defines the classification of financial liabilities in the initial recognition.

All financial liabilities are recognized initially at fair value, and in the case of loans and borrowing, plus directly attributable transaction cost.

The Company’s financial liabilities include trade and other payables, bank overdraft accounts, loans and borrowings, debentures and derivative financial instruments.

Subsequent Measurement

Measurement depends on the classification of liabilities, as follows:

• Loans and borrowings: After initial recognition, interest bearing loans and borrowings are subsequently measured at amortized cost using the effective interest rate method. Gains and losses are recognized in the statement of income for the year when the liabilities are derecognized as well as through the effective interest rate method amortization process.

Derecognition of Financial Liabilities

A financial liability is derecognized when the obligation under the liability is discharged or cancelled or expired.

When an existing financial liability is replaced by another from the same lender on substantially different terms, or the terms of an existing liability are substantially modified, such an exchange or modification is treated as a derecognition of the original liability and the recognition of a new liability, and the difference in the respective carrying amounts is recognized in the income statement.

Offsetting of Financial Instruments

Financial assets and financial liabilities are offset and stated net in the financial statement only if recognized amounts can be offset and if there is an intention of settling them on a net basis or realize the assets and settle the liabilities simultaneously.

Put Options Granted to Non-Controlling Shareholders

• The classification of equity instruments issued by the Company in equity or debt depends on each instrument’s specific characteristics. An instrument is deemed to be an equity instrument when the following two conditions are met: (i) the instrument does not contain a contractual obligation to deliver cash or another financial asset to another entity, or to exchange financial assets or financial liabilities with another entity under conditions that are potentially unfavorable to the entity; and (ii) in the case of a contract that will or may be settled in the Company’s own debt instruments, it is either a non-derivative that does not include a contractual obligation to deliver a variable number of the Company’s own equity instruments, or a derivative that should be settled by the exchange of a fixed amount of cash or another financial asset for a fixed number of the Company’s own equity instruments.

Accordingly, instruments that are redeemable at the Company’s discretion and for which the remuneration depends on the payment of a dividend are classified in shareholders’ equity.

When the Company has a present ownership interest in the shares subject to an option agreement, no non-controlling interest is recorded and the shares subject to the instrument are accounted for as  own shares. The Company’s policy is to treat any liability associated with the instrument as a liability under CPC 15 (IFRS 3) with changes recognized as contingent consideration against goodwill. Changes to the liability related to the passage of time such as the unwinding of a discount rate or monetary restatement are recognized as financial expense.

Reclassification of Debt and Equity Instruments

In order to reclassify debt and equity instruments, the Company shall record them as follows:

• reclassify an equity instrument (shareholders’ equity) as debt instrument (financial liability) as of the date the instrument no longer shows all its characteristics and conditions necessary to support its recognition. The financial liability shall be measured by fair value of instrument on the reclassification date. The Company shall recognize in shareholders’ equity any difference between the carrying amount of equity instrument and the fair value of financial liability on the reclassification date; and

• reclassify a debt instrument as equity instrument (shareholders’ equity) as of the date it shows all the characteristics and meets all the conditions related to its recognition, as set forth by CPC 39 (IAS 32). The equity instrument shall be measured by carrying amount of debt instrument on the reclassification date.

Hedge Accounting

The Company uses derivative financial instruments such as, interest rate swaps and exchange variation. Such derivative financial instruments are initially recognized at fair value on the date on which a derivative contract is entered into and are subsequently measured at fair value. Derivatives are carried as financial assets when the fair value is positive and as financial liabilities when the fair value is negative. Any gains or losses arising from changes in fair value on derivatives are taken directly to income statement.

At the inception of a hedge relationship, the Company formally designates and documents the hedge relationship to which the Company wishes to apply hedge accounting, and its risk management objective and strategy for undertaking the hedge. The documentation includes identification of the hedging instrument, the hedged item or transaction, the nature of the risk being hedged and how the entity will assess the effectiveness of changes in the hedging instrument’s fair value in offsetting the exposure to changes in the hedged item’s fair value or cash flows attributable to the hedged risk. Such hedges are expected to be highly effective in achieving offsetting changes in fair value or cash flows and are assessed on an ongoing basis to determine if they actually have been highly effective throughout the periods of the financial reports for which they were designated.

For the purposes of hedge accounting, hedges are classified as fair value hedges when hedging the exposure to changes in the fair value of a recognized asset or liability.

Hedges which meet the criteria for hedge accounting are accounted, for the transactions held by the Company, as fair value hedges, adopting the following procedures:

• The change in the fair value of a derivative financial instrument classified as interest rate hedging is recognized as financial result. The change in the fair value of the hedged item is recorded as a part of the carrying amount of the hedged item and is recognized in the income statement for the year;

• For fair value hedges relating to items carried at amortized cost, the adjustment to carrying amount is amortized in the income statement over the remaining term to maturity. Effective interest rate amortization may begin as soon as an adjustment exists and shall begin no later than when the hedged item ceases to be adjusted for changes in its fair value attributable to the risk being hedged; and

• If the hedge item is derecognized, the unamortized fair value is recognized immediately in the income statement.

Cash and Cash Equivalents

In accordance with CPC 03 (IAS 7), cash and cash equivalents consist of cash, investments that are short-term, highly liquid, readily convertible to known amounts of cash and subject to an insignificant risk of changes in value with intention and possibility of rescued in short term. Bank overdrafts are included within current liabilities in the financial statements.

Inventories

Inventories are carried at the lower of cost or net realizable value. The cost of inventories purchased is recorded at average cost, including warehouse and handling costs, to the extent these costs are necessary so that make inventories available for sale in the Company’s stores.

Net realizable value is the estimated selling price in the ordinary course of business, less estimated costs necessary to make the sale. Inventories are also reduced by an allowance for losses and breakage, which are periodically reviewed and evaluated as to it is adequacy.

Present Value Adjustment of Assets and Liabilities

Non-Current monetary assets and liabilities and current assets and liabilities, when relevant, and noncurrent assets and liabilities, are adjusted to their present value. The present value adjustment is calculated taking into account contractual cash flows and the respective explicit or implied interest rates.

Embedded interest rates on revenues, expenses and costs associated with said assets and liabilities are adjusted to the appropriate recognition in conformity with the accrual basis of accounting. The present value adjustment is recorded in those items, subject to the application of rule and “financial result” as corresponding entry.

Impairment of Non-Financial Assets

The impairment test intends to provide the actual net realizable value of asset. This realizable can be directly or indirectly, respectively, by sale or by the cash-generation through the asset’s use in the Company's activities.

Annually the Company assesses the impairment test in their tangible or intangible assets or when there is any internal or external evidence that the asset may have a loss of recoverable amount.

An asset’s recoverable amount is the highest between the asset’s fair value or the value in use of its cash-generating units (CGU), unless the asset does not generate cash inflows that are largely independent from cash inflows of other assets or groups of assets.

Where the carrying amount of an assets or CGU exceeds its recoverable amount, the asset is considered non-recoverable and is written down to its recoverable amount. In assessing the recoverable amount, the estimated future cash flows are discounted to their present value, “except to impairment test of deferred taxes", using a pre-tax discount, which represents the Company’s cost of capital (“WACC”), before taxes, that reflects current market assessments of the time value of money and the risks specific to the asset.

Impairment losses are recognized in the statement of income in those expense categories consistent with the function of the impaired asset. A previously recognized impairment loss is reversed, “except to the goodwill that cannot be reverted in future period”, if has been a change in the assumptions used to determine the asset’s recoverable amount in its mostly recent initial recognition.

In the future period the asset has increased its value after a new assessment of impairment, there will be need for reversal the provision initially established, "except to the impairment of goodwill that once established, can no longer be reversed”. This reversal is limited on initial recognition at cost, net of accumulated depreciation and/or amortization. Such reversal is recognized in the income for the year.

Property and Equipment

Property and equipment is stated at cost, net of accumulated depreciation and/or accumulated impairment losses, if any. Such amount includes the cost of replacing a component of the equipment and borrowing costs for long term construction projects if the recognition criteria are met. When significant components of property and equipment are replaced, the Company recognizes such components as individual assets with specific useful lives and depreciation.

Likewise, when a major replacement is performed, its cost is recognized in the carrying amount of the equipment as a replacement if the recognition criteria are satisfied. All other repair and maintenance costs are recognized in the income statement as incurred.

Items of property and equipment and any significant part are derecognized when no future economic benefits are expected from its use or disposal.  Any gain or loss arising on derecognition of the assets (calculated as the difference between the net disposal proceeds and the carrying amount of the asset) is included in the income statement.

Borrowing Costs

In accordance with CPC08 - Transaction Costs and Premium on the Issuance of Debt and Equity, borrowing costs directly attributable to the acquisition, construction or production of an asset that takes a substantial period of time to get ready for its intended use or sale (qualifying asset) are capitalized as part of the cost of the respective assets. All other borrowing costs are expensed in the year that they occur. Borrowing costs consist of interest and other costs that an entity incurs in connection with the borrowing of funds.

Intangible Assets

Intangible assets acquired separately are measured on initial recognition at cost.  Following initial recognition, intangible assets are carried at cost less accumulated amortization and any accumulated impairment losses.  Internally generated intangible assets, excluding capitalized software development costs, are not capitalized and the expenditure is reflected in the statement of income for the year when incurred.

Intangible assets consist mainly of purchased software acquired, software developed for internal use and commercial rights (stores’ right to use), list of customers, profitable lease agreements, profitable supply agreements of furniture and trade names.

Intangible assets with definite useful lives are amortized by the straight-line method. Assets with definite useful lives represented by profitable lease agreement and profitable supply agreement of furniture are amortized according to the economic benefits raised by agreements and tested for impairment whenever there is an indication that the intangible asset may be impaired. The amortization period and method are reviewed, at least, at the end of each year. Changes in the expected useful life or the expected pattern of consumption of future economic benefits embodied in the asset is accounted for by changing the amortization period or method, as appropriate, and are treated as changes in accounting assumptions. The amortization expense on intangible assets with definite useful lives is recognized in the income statement for the year in the corresponding category consistent with the function of the intangible asset.

Software development costs recognized as assets are amortized over their estimated useful lives, which is 10 years.

Intangible assets with indefinite useful lives are not amortized, but are tested for impairment at each year-end or whenever there is an indication that their carrying amount cannot be recovered, either individually or at the cash generating unit level.  The assessment is reviewed annually to determine whether the indefinite useful life continues to be valid.  If not, the change in useful life from the indefinite to definite is made on a prospective basis.

Gains or losses arising from derecognition of an intangible asset are measured as the difference between the net disposal proceeds and the carrying amount of the asset, being recognized in the income statement for the year.

Classification of Assets and Liabilities as Current and Non-Current

Assets (excluding deferred income and social contribution tax) that are expected to be realized in or are intended for sale or consumption within twelve months after the balance sheet date, are classified as current assets. Liabilities (excluding deferred income and social contribution tax) that are expected to be settled within twelve months as of the balance sheet date are classified as current. All others assets and liabilities (including deferred taxes) are classified as “noncurrent”.

All deferred tax assets and liabilities are classified as noncurrent assets or liabilities, net by consolidated entity.

Leasing

The determination of whether an arrangement is, or contains leasing, is based on the substance of the arrangement at inception date: whether fulfillment of the arrangement is dependent on the use of a specific asset or assets or the arrangement conveys a right to use the asset.

Distinguish between financial and operational leasing

The Company as lessee - Financial

Financial lease agreements, which transfer to the Company substantially all the risks and benefits incidental to ownership of the leased item, are capitalized at the commencement of the lease at the fair value of the leased property or, if lower, at the present value of the minimum lease payments. Lease payments are allocated between finance charges and reduction of leasing liability so as to achieve a constant rate of interest on the remaining balance of the liability. Finance charges are recognized in the income statement.

Leased assets are depreciated over the useful life of the asset. However, if there is no reasonable certainty that the Company will obtain ownership by the end of the lease term, the asset is depreciated over the duration of its estimated useful life or lease term, whichever is shorter.

Lease agreements are classified as operating leasing when there is no transfer of risk and benefits incidental to ownership of the leased item.

The installment payments of leasing (excluding costs of services, such as insurance and maintenance) classified as operating lease agreements are recognized as expenses, according to their accrual basis, during the lease term.

The Company as lessor - Operational

Lease agreements where the Company does not transfer substantially all the risks and benefits of ownership of the asset are classified as operating lease. Initial direct costs incurred in negotiating an operating lease are added to the carrying amount of the leased asset and recognized over the agreement term on the same bases as rental income.

Contingent rents are recognized as revenue in the period in which they are earned.

Provisions

Provisions are recognized when the Company has a present obligation (legal or not formalized) as a result of a past event, it is probable that an outflow of resources will be required to settle the obligation and a reliable estimate can be made of the amount of the obligation. Where the Company expects some or all of a provision to be reimbursed, for example under an insurance contract, the reimbursement is recognized as a separate asset but only when the reimbursement is virtually certain. The expense relating to any provision is presented in the result, net of any reimbursement.

Dividend Distribution

Dividend distribution to the Company’s shareholders is recognized as a liability in the financial statements at the year-end, based on the minimum mandatory dividends established by the statutory law. Any amount above of that amount is only recorded at the date on which such incremental dividends are approved by the Company’s shareholders.

Prepaid Revenue

Prepaid revenue is recognized by the Company through the anticipation of amounts received from business partners for exclusivity intermediation service of additional or extended guarantees and recognized in income by the evidence service in the sale of these guarantees with the business partners.

Shareholders’ Equity

Common and preferred shares are classified as shareholders’ equity. When any related party purchases the Company’s equity share capital (treasury shares), the consideration paid, including any directly attributable incremental costs is deducted from capital of Company’s shareholders until the shares are cancelled or reissued. When such shares are subsequently reissued, any consideration received, net of any directly attributable incremental transaction costs, is included in capital to the Company’s shareholders. No gain or loss is recognized on the purchase, sale, issuance or cancellation of the Company’s own equity instruments. Any difference between the carrying amount and the consideration is recognized in other capital reserves.

Share-based Payment

Employees (including senior executives) of the Company receive remuneration in the form of share-based payment, whereby employees render services as consideration for equity instruments (“equity-settled transactions”).

In situations where equity instruments are issued and some of the goods or services received by the Company as a counter-provision cannot be specifically identified, the identified goods or services not received (or to be received) are measured as the difference between the fair value of operation of share-based payment and the fair value of any identifiable goods or services received at the grant date. Then, the value is capitalized or released as expense, as appropriate.

Equity-settled Transactions

When any related party purchase the Company's shares (treasury shares), the consideration paid including any directly attributable cost is deducted from equity until the shares are canceled or reissued. When such shares are subsequently reissued, any consideration paid, net of costs attributable transaction are included in equity. No gain or loss recognized in the purchase or sales issue or cancellation of equity instruments. Any difference between book value and the consideration paid is recorded as capital reserve.

The cost of equity-settled transactions is recognized in the result, together with a corresponding increase in shareholders’ equity, over the period in which the performance and/or service conditions are fulfilled. The cumulative expense recognized for equity instruments at each reporting date until the vesting date, reflects the extent to which the vesting period has expired and the Company’s best estimate of the number of equity instruments to be acquired.

The expense or income for a period represents the movement in cumulative expense recognized as at the beginning and end of that period. No expense is recognized for services that will not complete its acquisition period, except for equity-settled transactions where vesting is conditional upon a market or non-vesting condition, which are treated as vesting irrespective of whether or not the market or non-vesting condition is satisfied, provided that all other performance and/or service conditions are satisfied.

Where an equity instrument is modified, the minimum expense recognized is the expense as if the terms had not been modified. An additional expense is recognized for any modification that increases the total fair value of the share-based payment transaction, or is otherwise beneficial to the employee as measured at the date of modification.

Where an equity instrument is cancelled, it is treated as if it totally vested on the date of cancellation, and any expense not yet recognized for the premium, recognized immediately in the income statement. This includes any premium where non-vesting conditions within the control of either the Company or the employee are not met. However, if the cancelled plan is replaced by another plan and designated as a replacement grants on the date that it is granted, the cancelled grant and new plan are treated as if they were a modification of the original grant, as described in the previous paragraph. All cancellations of equity-settled transaction are treated equally. The dilutive effect of outstanding options is reflected as additional share dilution in the computation of diluted earnings per share.

Earnings per Share

Basic earnings per share are calculated based on the weighted average number of shares of each category outstanding during the period, excluding shares issued in payment of dividends and treasury shares.

Diluted earnings per share are calculated by the treasury stock method, as follows:

• numerator: earnings for the year; and

• denominator: the number of shares of each category is adjusted to include potential shares corresponding to dilutive instruments (stock options), less the number of shares that could be bought back at market, if applicable.

Equity instruments that will or may be settled in Company’s shares are included in the calculation only when their settlement would have a dilutive impact on earnings per share.

Determination of Net Income

Revenue is recognized to the extent that it is probable that the economic benefits will flow to the Company and the revenue can be reliably measured.

Revenue is measured at the fair value of the consideration received, excluding discounts, rebates, and sales taxes or duty. The Company assesses its revenue arrangements against specific criteria in order to determine if it is acting as principal or agent. The Company has concluded that it is acting as a principal in all of its revenue arrangements, except for those referring to extended warranties.  Specifically in this case, the Company operates as an agent, and revenue is recognized on a net basis, which reflects the commission received from insurance companies. The following specific recognition criteria must also be met before revenue is recognized:

(i)  Revenue

a) Sales of goods

Revenues are recognized at the fair value of the consideration received or receivable for the sale of goods and service. Revenues from the sale of products are recognized when their value can be measured reliably, all risks and benefits inherent to the product are transferred to the buyer, the Company no longer has the control or responsibility over the goods sold and the economic benefits generated to the Company are probable. Revenues are not recognized if their realization is uncertain.

b) Interest Income

For all financial instruments measured at amortized cost, interest income or expense is recorded using the effective interest rate, which is the rate that discounts the estimated future cash payments or receipts through the expected life of the financial instrument or a shorter period, where appropriate, to the net carrying amount of the financial asset or liability. Interest income is included in the financial result under the statement of income.

(ii) Gross Profit

Gross profit corresponds to the difference between net sales and the cost of goods sold. The cost of goods sold comprises the cost of purchases net of discounts and bonuses received from trade payables, changes in inventory and logistics costs.

Bonus received from trade payables is measured based on contracts and agreements signed with trade payables.

Cost of sales includes the cost of logistics operations managed or outsourced by the Company, comprising warehousing, handling and freight costs incurred after the initial delivery of merchandise to stores or the Company’s warehouses. Transport costs are included in the acquisition costs.

(iii) Selling Expenses

Selling expenses consist of all store expenses, such as salaries, marketing, occupancy, maintenance, etc.

(iv) General and Administrative Expenses

General and administrative expenses correspond to overheads and the cost of corporate units, including the purchasing and procurement, IT and finance functions.

(v) Other Operating Expenses, Net

Other operating income and expense correspond to the effects of major events occurring during the period that do not meet the Company’s definition for the other income statement lines.

(vi) Financial Result

Finance expenses include, substantially, all expenses generated by net debt and the receivables securitization during the period offset by capitalized interest, losses related to the measurement of derivatives at fair value, losses on disposals of financial assets, finance charges on lawsuits and taxes interest charges on financial lease, and discounting adjustments.

Finance income includes income generated by cash and cash equivalents and escrow deposits, gains related to the measurement of derivatives at fair value, purchase discounts obtained from trade payables, and revenues referring to discounts.

Current Income and Social Contribution Taxes

Current income and social contribution tax assets and liabilities, for the current and prior periods, are measured at the amount expected to be recovered from or paid to the taxation authorities. The tax rates and tax laws used to compute the tax are those that are enacted or substantially enacted, at the balance sheet dates.

The taxation on income comprises the Corporate Income Tax (“IRPJ”) and Social Contribution on Net Income (“CSLL”), being calculated based on taxable income (adjusted income), at rates applicable in the prevailing laws – 15% over taxable income and 10% surcharge over the amount exceeding R$240,000 in taxable income yearly for IRPJ and 9% for CSLL.

Deferred income and social contribution taxes

Deferred taxes are generated by temporary differences at the balance sheet date, between the tax basis of assets and liabilities and their carrying amounts.

Deferred income tax and social contribution tax assets are recognized for all deductible temporary differences, and unused tax losses, to the extent that it is probable that taxable profit will be available against which to deduct the temporary differences and unused tax losses except where the deferred income and social contribution tax assets relating to the deductible temporary difference arise from the initial recognition of an asset or liability in a transaction that is not a business combination and, at the time of the transaction, affects neither the accounting profit nor tax profit or loss.

Deferred income and social contribution tax assets are recognized for all deductible temporary differences and unused tax losses, to the extent it is probable that taxable profit will be available against which to deduct temporary differences and unused tax losses not utilized, except where the deferred income and social contribution tax assets relating to the deductible temporary difference arise from the initial recognition  of an asset or liability in transaction that is not a business combination and, at the time of the transaction, affects neither the accounting profit nor tax loss.

With respect to deductible temporary differences associated with investments in subsidiaries and associates, deferred income and social contribution taxes are recognized only to the extent that it is probable that the temporary differences will reverse in the foreseeable future and taxable profit will be available against which the temporary differences can be utilized.

The carrying amount of deferred income and social contribution tax assets is reviewed at each balance sheet date and reduced to the extent that it is no longer probable that sufficient taxable profit will be available to allow all or part of the deferred income and social contribution taxes to be utilized. Unrecognized deferred income and social contribution tax assets are reassessed at the balance sheet date and are recognized to the extent that it has become probable that future taxable profits will allow these assets to be recovered.

Deferred income and social contribution tax assets and liabilities are measured at the tax rates that are expected to apply in the year when the asset is realized or the liability is settled, based on tax rates (and tax laws) that have been enacted or substantively enacted at the balance sheet dates.

Deferred taxes related to items directly recognized in shareholders’ equity are also recognized in shareholders’ equity and not in the income statement.

Deferred income and social contribution tax assets and liabilities are presented net if there is a legal or contractual right to offset the tax assets against the tax liability and deferred taxes refer to the same taxpayer entity and to the same tax authority.

Other Taxes

Revenues from sales and services are subject to taxation by State Value-Added Tax (“ICMS”), Services Tax (“ISS”), Social Contribution Tax on Gross Revenue for the Social Integration Program (“PIS”) and Social Contribution Tax on Gross Revenue for Social Security Financing (“COFINS”) at rates prevailing in each region and are presented as deductions from sales in the income statement.

Tax credits derived from non-cumulative ICMS, PIS and COFINS are deducted from cost of goods sold.

Taxes recoverable or prepaid taxes are shown in the current and noncurrent assets, in accordance with the estimated timing of their realization.

Sales Taxes

Revenues, expenses and assets are recognized net of the amount of sales tax except:

• Where the sales tax incurred on a purchase of assets or services is not recoverable from the taxation authority, in which case the sales tax is recognized as part of the cost of acquisition of the asset or as part of the expense item as applicable; and

• Receivables and payables that are stated with the amount of sales tax included. The net amount of sales tax recoverable from, or payable to, the tax authority is included as part of receivables or payables in the balance sheets.

Business Combinations and Goodwill

Business combinations are recorded using the acquisition method. The cost of an acquisition is measured as the sum between the consideration transferred, measured at fair value on the acquisition date and the amount of any non-controlling interest in the acquired company.

For each business combination, the acquirer measures the non-controlling interest in the acquired company at fair value or through the proportional interest in acquired company’s identifiable net assets. The acquisition costs incurred are treated as expense and included in the administrative expenses.

When the Company acquires a business, it assesses financial assets and liabilities to the appropriate classification and designation according to contractual terms, economic circumstances and relevant conditions on the acquisition date. This includes the separation of derivatives embedded in agreements by the acquired company.

If the business combination occurs in phases, the fair value on the acquisition date of interest previously held by acquirer in acquired company is adjusted to fair value on the acquisition date through income statement.

Any contingent payment to be transferred by acquirer will be recognized at fair value on the acquisition date. Subsequent changes in fair value of contingent payment considered as an asset or liability will be recognized under CPC 38 (IAS 39) through income statement or as change in other comprehensive income. If the contingent payment is classified as equity, it will not be adjusted until it is finally settled under shareholders’ equity.

Goodwill is initially measured at cost and the excess between the payment transferred and the amount recognized for non-controlling interest over identified net assets acquired and liabilities assumed. If this payment is lower than the fair value of net assets of acquired subsidiary, the difference is recognized in the income statement as gain due to profitable purchase.

After initial recognition, the goodwill is measured at cost, less eventual impairment losses. For the purposes of impairment test, the goodwill acquired in a business combination is, as of the acquisition date, allocated to each one of the Company's cash generating units which shall reap the business combination benefits, regardless if other assets or liabilities of the acquired company will be assigned to these units.

In cases the goodwill composes a cash generating unit and part of the operation at this unit is sold, the goodwill related to the sold operation is included in the book amount of the operation when profit or loss earned with the sale of operation is calculated. This goodwill is then measured based on the sold operation-related amounts and part of the cash generating unit which was allocated.

Pension Plan

The pension plan is funded through payments to insurance companies, which are classified as defined contribution plan according to CPC 33 (IAS 19). A defined contribution plan is a pension plan through which the Company pays fixed contributions to a separate legal entity. The Company has no legal or constructive obligation to pay additional contributions if the fund does not have sufficient assets to pay the benefits to all employees referring to length of service in current and previous years.

Customer Loyalty Programs

These are used by the Company to provide incentives to its customers in the sale of products or services. If customer buys products or services, the Company grants them credits. Customer may redeem the credits free of charge as a discount in the amount of products or services.

The Company estimates the fair value of scores granted according to the customer loyalty program, applying statistical techniques, considering the maturity of the plan defined in the regulation.

Section 10.6

(a)        efficiency level of these controls, indicating any failures and measures adopted to correct them

Management is liable for establishing and maintaining effective internal controls over the preparation and disclosure of the financial information, noting that said internal controls are destined to offer reasonable guarantees to our Board of Directors with regards to the adequate preparation and presentation of our financial statements.

After evaluating the effectiveness of our controls on procedures for preparation and reporting at the end of the fiscal year ended December 31, 2011, the Management concluded that, on that date, controls and procedures for preparation and reporting were efficient to provide a reasonable guarantee that information required to be disclosed by us in reports filed or presented in accordance with applicable legislation and applicable regulations is registered, processed, summarized and reported within specific terms laid out by standards and CVM forms, while also accumulated and reported to Management so that to allow appropriate decisions in relation to the required preparation and reporting.

The Fiscal Council also plays an important role of evaluating our internal control systems and examining procedures for auditing, accounting and management through discussions with Management and the internal and external auditors.

(b)        deficiencies and recommendations for internal controls mentioned in the independent auditor’s report

Ernst & Young Auditores Independentes S.S. attests the effectiveness of the Company’s internal controls in relation to the preparation and reporting of financial statements at every fiscal year ended.

Section 10.7

(a)        how proceeds obtained with the offer have been used

The proceeds resulting from the Company’s issue of debentures over the last 3 fiscal years were allocated as follows:

8th issue: the proceeds obtained with the 8th issue of debentures were utilized by the Company to maintain its cash strategy and strengthen its working capital.

9th issue: the proceeds obtained with the  9th issue of debentures were utilized by the Company to maintain its cash strategy and strengthen its working capital.

10th issue: the proceeds obtained with the 10th issue were used by the Company to lengthen its debt profile.

(b)        if there were any relevant deviations between the effective application of resources and application proposals disclosed in the prospectus of the respective offering

There were no deviations.

(c)        if there were any deviations, please mention the reasons

Not applicable.

Section 10.8

(a)        assets and liabilities held by the Company, directly and indirectly, not included in the balance sheet (off-balance sheet items), such as: (i) operational leasing, assets and liabilities; (ii) derecognized receivables portfolios over which the entity maintains risks and responsibilities, indicating respective liabilities; (iii) futures contracts for the purchase or sale of products or services; (iv) unfinished construction agreements; and (v) future loan agreements

Payments of leasing installments (excluding the cost of services, such as insurance and maintenance) classified as operational leasing are recognized as expenses, on a straight-line basis, during the lease term.  Management considers as operational leasing the lease of stores (rentals) when there is no transfer of risks or benefits to the Company.

Leased assets are depreciated during their useful lives.  However, if there is no reasonable certainty that the Company will own the lease item upon the end of the lease term, the asset is depreciated over its estimated useful life or lease term, whichever is shorter.

Payments of leasing installments (except for costs of services, such as insurance and maintenance) classified as Operational leasing agreements are recognized as expenses by the straight-line method during lease term.

For leasing operations that cannot be cancelled with purchase option clause at residual value, option of which is reasonably certain to be exercised, the Company considers for the purposes of calculating the monthly amortization, the value required to exercise said option, considering depreciation rates varying between 5% and 20%.  Values are measured in accordance with CPC 06.

(b)        Other items were not evidenced in the financial statements

Not applicable.

Section 10.9

(a)        how these items alter or may change revenues, expenses, result of operations, financial expenses or other items of the Company’s financial statements;

Management considers as contingent payments the additional amounts paid as variable rental, defined in the lease agreement clause, whose amount corresponds from 0.5% to 2.5% over store’s sales.

(b)        nature and purpose of the operation;

The nature of operational leasing agreements is to utilize real properties destined to the sale of the Company's products.

(c)        nature and amount of the obligations assumed and the rights generated on the Company’s behalf as a result of the operation.

The Company’s lease agreement terms vary from 5 to 25 years, and may be renewed in accordance with specific legislation.  The values of the agreements are adjusted periodically according to inflation indexes.

Section 10.10

(a)        investments, including: (i) quantitative and qualitative description of investments in progress and planned investments; (ii) sources of financing for investments; and (iii) relevant divestments in progress and planned divestments.

In 2011, the Company invested a total of R$1.583 billion, up 32.9% over 2010, as follows:

•         R$246 million invested in the opening and construction of stores and the acquisition of strategic sites;

•         R$661 million invested in store renovations and conversions; and

•         R$676 million invested in infrastructure and other items.

On March 30, 2012, Management will submit a proposal for the 2012 Investment Plan to shareholders, in the amount of up to R$1.966 billion, covering (i) the opening of stores, acquisition of land and store conversions; (ii) store renovations; and (iii) IT, logistics infrastructure and other.  This proposal will be submitted for approval at the Annual and Extraordinary Shareholders' Meeting to be held on April 30, 2012.

The Company’s investment plan reflects its positive outlook regarding the performance of Brazil’s economy and reiterates its commitment towards the creation of jobs and development of the country. The Company will prioritize organic growth, with the inauguration of new stores, while also analyzing acquisition opportunities that could bring synergies to our operations and the effective creation of value for the Company.

We raised funds for our operations and investments, mainly through our operating cash flow, bank loans, receivables securitization, financing from the BNDES and funding on the capital markets through the issue of debentures.

On December 31, 2011, the Company had R$4.970 billion in cash and cash equivalents.  The Company has adopted a policy of maintaining considerable cash and cash equivalents so as to ensure us conditions to immediately meeting our liquidity needs.

(b)        provided that already disclosed, indicate the acquisition of plants, equipment, patents or other assets that may adversely affect our production capacity

In 2011, we indirectly acquired the controlling interest of Sendas Distribuídora S.A., which was already indirectly controlled by the Company.

(c)        new products and services, indicating: (i) description of researches in progress; (ii) total amounts spent on research for development of new products or services; (iii) projects under development already disclosed; and (iv) total amounts spent on the development of new products or services.

Not applicable.

Section 10.11

The Company is not aware of any other factors that may adversely affect our operating performance which have neither been identified nor discussed in other items of this section 10.

Fiscal Council Nomination

(according to Article 10 of CVM Instruction 481/2009)

Pursuant to CVM Instruction 481/2009, article 10, some information on the candidates to our Fiscal Council is shown below, which will be decided by our shareholders at the Annual Shareholders’ Meeting to be held on April 27, 2012.

Fiscal Council

1) Fernando Maida Dall'Acqua (nominated by the controlling group to effective member of the fiscal council), born in 1949, he has been Chairman of the Fiscal Council since 2009. He is currently a Board member at Via Varejo S.A., Board member and Audit Committee member at ISA-CTEEP and Audit Committee member at the O Estado de São Paulo newspaper, in addition to providing consulting services to major companies on mergers and acquisitions, economic and financial valuation and tax advisory services. He was Finance Secretary to the São Paulo state government, has held financial, tax, budget and strategic management positions, besides serving as a member of the São Paulo State Privatization Council. He was also member of the Board of Directors and the Sarbanes-Oxley Audit Committee at Sabesp, and member of the Boards of CESP, PRODESP, DERSA, Banco Nossa Caixa and Banespa, besides serving on the Advisory Board of Grupo Pão de Açúcar. He holds a master’s degree in business administration from the Getulio Vargas Foundation, a PhD in Economic Development from the University of Wisconsin-Madison, USA, and received the post-doctoral title of “Livre Docente” in Business Administration from the Getulio Vargas Foundation, and Professor of the School of Administration of São Paulo (Getulio Vargas Foundation). He was also a Fellow at Michigan State University, U.S.A.

Antonio Luiz de Campos Gurgel (nominated by the controlling group to substitute member of the fiscal council), born in 1940, he has been an alternate member of the Fiscal Council since 2009. Currently, he is a member of the Fiscal Council of Via Varejo S.A. He served as Fiscal Auditor of the Brazilian Internal Revenue Service, and, as advisor, he worked with companies such as Cargill Agrícola S.A., Companhia Energética do Estado de São Paulo - CESP, Hewlett-Packard Brasil Ltda., IBM Brasil Indústria, Máquinas e Serviços Ltda., TELESP - Telecomunicações de São Paulo S.A., Volkswagen do Brasil Indústria de Veículos Automotores Ltda., Banco Bradesco S.A., Banco Itaú Unibanco S.A. and Banco Real ABN Amro S.A. He worked as associate professor in the Accounting, Finance and Control Department of FGV/EAESP. He graduated in Business Administration from FGV/EAESP and holds an MBA from the Michigan State University, U.S.A.

2) Mario Probst (nominated by the controlling group to effective member of the fiscal council), born in 1953, he has been a member of the Fiscal Council since 2009. Mr. Probst was partner of KPMG Auditores Independentes and is currently a member of the Fiscal Council of Via Varejo S.A., member of the Audit Committee of Odontoprev S.A. and Ultrapar Participações S.A. He graduated in Business Administration from the Getulio Vargas Foundation and in Accounting Sciences from the College of Political and Economic Sciences of Rio de Janeiro.

John Michel Pimenta de Moraes Streithorst (nominated by the controlling group to substitute member of the fiscal council), born in 1970, he has been an alternate member of the Fiscal Council since 2009. He is currently a member of the Fiscal Council of Via Varejo S.A., and member of the Investment Committee of Capital Mezanino FIP. He was member of the Investment Committee and director of Icatu Equity Partners and member of the Investment Committee of AIG Latin American Equity Partners. He holds a computer engineering degree from the Campinas State University (UNICAMP).

3) Raimundo Lourenço Maria Christians (nominated to effective member of the fiscal council), born in 1957, he has been a member of the Fiscal Council since 2011, when he was appointed by preferred shareholders. He begun his career at PricewaterhouseCoopers from 1979 to march 25, 2011, when he retired. In 32 years, worked on accounting and financial areas and lately on fiscal matters. Became parent in 1994 and was elected member of the Global Governance Board (2001 to 2005) and Oversight Board to South America (2000 to 2005) from PwC. Currently is a member of Board of Directors of General Shopping do Brasil S.A., chairman of the Audit Committee of Dasa - Diagnósticos da América S.A. and chairman of Fiscal Council of Kroton Educacional S.A.. He is also Officer at Holland-Brazil Commerce Chamber and member of Finance, Accounting and Financial markets commission at Brazilian Corporate Governance Institute. He holds a bachelor’s degree in accounting of Universidade Católica de Campinas - PUCC.

Eduardo Cysneiros de Morais (nominated to substitute member of the fiscal council), born in 1974, started his carreer in 1998 at Matrix Bank, as buy-side analyst. Worked for Claritas in March 2002 as Portfolio Manager, variable income analyst and became partner in 2005. He is currently member of the fiscal council of Taesa, Cremer and OHL and held in 2009 the same position in Medial and Cremer. He is also member of the AMEC’s technical committee. He holds bachelor in economics at UFRJ and is certified at AMBIMA (CGA) and CFA.

Items 12.6 to 12.10 of Reference Form, CVM Instruction 480/2009

12.6. With respect to each of the officers, directors and members of the fiscal council, indicate in table form: (a) name; (b) age; (c) profession; (d) CPF (tax registration number) pr passport number; (e) office held; (f) date of election or appointment; (g) date of investiture into office; (e) term of office; (f) other positions or functions held in the issuer; and (g) whether elected or appointed by the controlling shareholder, or not.

(a) name	Fernando Maida Dall'Acqua
(b) age	62
(c) profession	College Teacher
(d) CPF (tax registration number) pr passport number	655.722.978-87
(e) office held	Chairman of the Fiscal Council
(f) date of election or appointment	03/31/2011
(g) date of investiture into office	03/31/2011
(e) term of office	1 year
(f) other positions or functions held in the issuer	-
(g) whether elected or appointed by the controlling shareholder, or not	Yes

(a) name	Antonio Luiz de Campos Gurgel
(b) age	71
(c) profession	Business Administrator
(d) CPF (tax registration number) pr passport number	030.703.368-68
(e) office held	Substitute Member of the Fiscal Council
(f) date of election or appointment	03/31/2011
(g) date of investiture into office	03/31/2011
(e) term of office	1 year
(f) other positions or functions held in the issuer	-
(g) whether elected or appointed by the controlling shareholder, or not	Yes

(a) name	Mario Probst
(b) age	58
(c) profession	Business Administrator
(d) CPF (tax registration number) pr passport number	029.415.318-74
(e) office held	Effective Member of the Fiscal Council
(f) date of election or appointment	03/31/2011
(g) date of investiture into office	03/31/2011
(e) term of office	1 year
(f) other positions or functions held in the issuer	-
(g) whether elected or appointed by the controlling shareholder, or not	Yes

(a) name	John Michel Pimenta de Moraes Streithorst
(b) age	41
(c) profession	Computer Engineer
(d) CPF (tax registration number) pr passport number	001.186.767-17
(e) office held	Substitute Member of the Fiscal Council
(f) date of election or appointment	03/31/2011
(g) date of investiture into office	03/31/2011
(e) term of office	1 year
(f) other positions or functions held in the issuer	-
(g) whether elected or appointed by the controlling shareholder, or not	Yes

(a) name	Raimundo Lourenço Maria Christians
(b) age	55
(c) profession	Accountant
(d) CPF (tax registration number) pr passport number	033.848.668-27
(e) office held	Effective Member of the Fiscal Council
(f) date of election or appointment	03/31/2011
(g) date of investiture into office	03/31/2011
(e) term of office	1 year
(f) other positions or functions held in the issuer	-
(g) whether elected or appointed by the controlling shareholder, or not	No

(a) name	Eduardo Cysneiros de Morais
(b) age	38
(c) profession	Economist
(d) CPF (tax registration number) pr passport number	017.971.487-29
(e) office held	Substitute Member of the Fiscal Council
(f) date of election or appointment	03/31/2011
(g) date of investiture into office	03/31/2011
(e) term of office	1 year
(f) other positions or functions held in the issuer	-
(g) whether elected or appointed by the controlling shareholder, or not	No

12.7. Provide the information mentioned in item 12.6 for the members of committees provided for in the issuer’s bylaws, and of audit, risk, financial and compensation committees or structures are not provided for in the bylaws

Not applicable

12.8. For each of the officers, directors and members of the fiscal council, provide:: a. résumé, containing the following information: (i). main Professional experience over the last five years, indicating: name of the company, position and duties inherent in the position, principal activity of the company in which such experience occurred, identifying companies or organizations that belong (i) to the issuer’s economic group, or (ii) to shareholders who hold, directly or indirectly, 5% or more of a single kind or class of the issuer’s securities; ii. all management positions that the individual holds or has held in publicly-traded companies; b. a description of any of the following events, if they occurred in the last five years: i. any criminal conviction; ii. any conviction in an administrative proceeding before the CVM and the penalties applied; iii. any conviction under an administrative or judicial decision that hás become final and that suspended or disqualified the individual from the practice of any professional or commercial activity.

Mr. Fernando Maida Dall'Acqua is currently a Board member at Via Varejo S.A., Board member and Audit Committee member at ISA-CTEEP and Audit Committee member at the O Estado de São Paulo newspaper, in addition to providing consulting services to major companies on mergers and acquisitions, economic and financial valuation and tax advisory services. He was Finance Secretary to the São Paulo state government, has held financial, tax, budget and strategic management positions, besides serving as a member of the São Paulo State Privatization Council. He was also member of the Board of Directors and the Sarbanes-Oxley Audit Committee at Sabesp, and member of the Boards of CESP, PRODESP, DERSA, Banco Nossa Caixa and Banespa, besides serving on the Advisory Board of Grupo Pão de Açúcar. He holds a master’s degree in business administration from the Getulio Vargas Foundation, a PhD in Economic Development from the University of Wisconsin-Madison, USA, and received the post-doctoral title of “Livre Docente” in Business Administration from the Getulio Vargas Foundation, and Professor of the School of Administration of São Paulo (Getulio Vargas Foundation). He was also a Fellow at Michigan State University, U.S.A.

Mr. Antonio Luiz de Campos Gurgel served as Fiscal Auditor of the Brazilian Internal Revenue Service, and, as advisor, he worked with companies such as Cargill Agrícola S.A., Companhia Energética do Estado de São Paulo - CESP, Hewlett-Packard Brasil Ltda., IBM Brasil Indústria, Máquinas e Serviços Ltda., TELESP - Telecomunicações de São Paulo S.A., Volkswagen do Brasil Indústria de Veículos Automotores Ltda., Banco Bradesco S.A., Banco Itaú Unibanco S.A. and Banco Real ABN Amro S.A. He worked as associate professor in the Accounting, Finance and Control Department of FGV/EAESP. He graduated in Business Administration from FGV/EAESP and holds an MBA from the Michigan State University, U.S.A.

Mr. Mario Probst was partner of KPMG Auditores Independentes and is currently a member of the Fiscal Council of Via Varejo S.A., member of the Audit Committee of Odontoprev S.A. and Ultrapar Participações S.A. He graduated in Business Administration from the Getulio Vargas Foundation and in Accounting Sciences from the College of Political and Economic Sciences of Rio de Janeiro.

Mr. John Michel Pimenta de Moraes Streithorst was member of the Investment Committee and director of Icatu Equity Partners and member of the Investment Committee of AIG Latin American Equity Partners. He holds a computer engineering degree from the Campinas State University (UNICAMP).

Mr. Raimundo Lourenço Maria Christians begun his carreer at PricewaterhouseCoopers from 1979 to march 25, 2011, when he retired. In 32 years, worked on accounting and financial areas and lately on fiscal matters. Became parent in 1994 and was elected member of the Global Governance Board (2001 to 2005) and Oversight Board to South America (2000 to 2005) from PwC. Currently is a member of Board of Directors of General Shopping do Brasil S.A., chairman of the Audit Committee of Dasa - Diagnósticos da América S.A. and chairman of Fiscal Council of Kroton Educacional S.A.. He is also Officer at Holland-Brazil Commerce Chamber and member of Finance, Accounting and Financial markets commission at Brazilian Corporate Governance Institute. He holds a bachelor’s degree in accounting of Universidade Católica de Campinas - PUCC.

Mr. Eduardo Cysneiros de Morais started his carreer in 1998 at Matrix Bank, as buy-side analyst. Worked for Claritas in March 2002 as Portfolio Manager, variable income analyst and became partner in 2005. He is currently member of the fiscal council of Taesa, Cremer and OHL and held in 2009 the same position in Medial and Cremer. He is also member of the AMEC’s technical committee. He holds bachelor in economics at UFRJ and is certified at AMBIMA (CGA) and CFA.

12.9. State the existence of a spousal relationship, stable union or kinship to the second degree between: (a) the issuer’s officers and directors; (b) (i) the issuer’s officers and directors and (ii) the officers and directors of companies controlled directly or indirectly by the issuer; (c) (i) the officers and directors of the issuer or of companies controlled and (ii) the direct or indirect controlling shareholders of the issuers; and (d) (i) the issuer’s officers and directors and (ii) the officers and directors of companies that control the issuer, directly and indirectly.

Not Applicable

12.10. Describe relationships of subordination (employment), provision of services or control existing in the last three fiscal years between the issuer’s officers and directors and: a. any company controlled directly and indirectly by the issuer; b. the issuer’s direct or indirect controlling shareholder; and c. where relevant, any supplier, customer, debtor or creditor of the issuer, or its controlled or controlling companies, or controlled or controlling companies of any of such persons

Name of our administrator	Position in our Company	Controlled company	Position in the controlled company
Fernando Maida Dall'Acqua	Chairman of the fiscal council	Via Varejo S.A.	Chairman of the fiscal council
Antonio Luiz de Campos Gurgel	Substitute member of the fiscal council	Via Varejo S.A.	Substitute member of the fiscal council
Mario Probst	Effective member of the fiscal council	Via Varejo S.A.	Effective member of the fiscal council
John Michel Pimenta de Moraes Streithorst	Substitute member of the fiscal council	Via Varejo S.A.	Substitute member of the fiscal council
Raimundo Lourenço Maria Christians	Effective member of the fiscal council	Via Varejo S.A.	Effective member of the fiscal council
Eduardo Cysneiros de Morais	Substitute member of the fiscal council	Via Varejo S.A.	Substitute member of the fiscal council

Proposal of Management, Fiscal Council and Advisory Board Global Remuneration

To the Shareholders: The Management of COMPANHIA BRASILEIRA DE DISTRIBUIÇÃO hereby proposes to the Annual and Special Shareholders’ Meeting the Proposal of Management, Fiscal Council and Advisory Board Global Remuneration for the fiscal year of 2012, as follows:

1. Management: up to R$ 52,622,289.00, to be divided as follows: (i) R$ 7,836,200.00 to the Company’s Board of Directors; and (ii) R$ 44,786,089.00 to the Board of executive officers, not considering the granting of stock options under the stock option plan in force.

2. Fiscal Council: up to R$ 504.000,00.

3. Advisory Board: up to R$ 198.000,00.

The Section 13 of the Reference Form of the Company is attached to this management proposal in compliance with Article 12, item II, of CVM Instruction 481/2009.

This is our proposal.

São Paulo, April 11, 2012.

BOARD OF EXECUTIVE OFFICERS

Annex to the Proposal of Management, Fiscal Council and Advisory Board Global Remuneration

(Item 13 of the Reference Form, ICVM 480/2009)

13.1    Description of the compensation policy or practice, including for Non-Statutory Board of Executive Officers

(a)   objectives of the remuneration policy or practice

The objective of this remuneration policy or practice is to remunerate our Company’s management and committee members in line with market practices, allowing the Company to attract and retain qualified professionals, in addition to promoting their engagement with the Company.

(b)        Compensation breakdown, including:

i.          description of the elements that compose the compensation and the purpose of each of them

The members of the Board of Directors and committees are compensated based on the number of hours effectively dedicated to our Company. The members of the Fiscal Council receive a fixed monthly remuneration, not connected to their effective attendance at meetings. The purpose of this compensation is to ensure compliance with the general market practice.

The compensation of our Executive Officers consists of the following elements: (i) fixed remuneration reflected in a base salary, with the purpose of ensuring compliance with the general market practice; (ii) profit sharing plan, with the purpose of encouraging our professionals to seek the success of our Company and of sharing our results with them; and (iii) a stock option plan, which is an incentive offered to our executives in order to ensure a sustainable and long-lasting business.

ii.          the proportion of each element in the total compensation

The table below shows the proportion of each element of the total compensation for the fiscal year ended December 31, 2011:

	% of total compensation
	Base Salary	Variable Remuneration	Stock Option Plan	Total
Board of Directors	0%	100%	0%	100%
Board of Executive Officers	35,27%	45,15%	19,58%	100%
Fiscal Council	100%	0%	0%	100%

iii.         methodology for the calculation and readjustment of each element of the compensation

In order to determine the compensation of the management and committee members, we regularly conduct market research to evaluate if the parameters and conditions we adopt to determine the fixed compensation are satisfactory and enable us to retain our professionals.

The profit sharing portion allocated to our Executive Officers, on the other hand, is computed based on indicators aligned to our Company’s strategic planning, determined in line with our business plan and the goals to be met.

For additional information on our stock option plan please refer to item 13.4 below.

iv.         reasons that justify the composition of the compensation

What justifies the breakdown of our compensation policy is our result-oriented strategy, which depends on the continuous search for competent, qualified, dedicated and valuable professionals for our Company.

(c)	key performance indicators considered in determining each element of the compensation

Key indicators taken into consideration are: duties, responsibilities, performance and meritocracy.

(d)	the way the compensation is structured to reflect the evolution of the performance indicators

We structure our compensation through programs that monitor the accomplishment of goals previously determined by our Company and the results effectively met.

(e)	the way the compensation policy or practice is aligned with the Company’s short, medium and long-term interests

For our short, medium and long-term interests, we offer our Executive Officers a fixed compensation (base salary) and a variable compensation (profit sharing and stock option plans).

The compensation of the members of the Board of Directors, Fiscal Council and other committees is readjusted based on the amount usually paid in the industry, encouraging such professionals to maintain the excellence in exercising their functions and to strive for the improvement of our results. Therefore, we understand our compensation policy or practice is aligned with our Company’s short, medium and long-term interests.

(f)	existence of compensation supported by subsidiaries or direct or indirect controlling shareholders

The compensation of our management and committee members is supported exclusively by our Company.

(g)	existence of any compensation or benefit connected to the occurrence of a determined corporate event, such as the transfer of the Company’s controlling stock

No compensation or benefit is paid to our management or committee members in connection with the occurrence of corporate events.

13.2    Compensation of the Board of Directors, Board of Executive Officers and Fiscal Council

Amounts expected for fiscal year 2012

(amounts in R$, when applicable)	Board of Directors	Board of Executive Officers	Fiscal Council	Total
Number of members	14	12	3	29
Fixed Annual Compensation
Salary or pro-labore	0	16,401,580	504,000	16,977,580
Direct or inderect benefits	0	2,774,395	0	2,774,395
Membership in committeess	0	0	0	0
Others	0	0	0	0
Variable Remuneration
Bonus	0	0	0	0
Profit Sharing	0	25,610,114	0	25,610,114
Attendance to meetings	7,768,400	0	0	7,768,400
Commissions	0	0	0	0
Others	67,800	0	0	67,800
Post-employment	0	0	0	0
Termination of employment	0	0	0	0
Share-based compensation	0	16,642,548	0	16,642,548
Total compensation	7,836,200	61,428,637	504,000	69,840,837

Amounts paid in 2011

(amounts in R$, when applicable)	Board of Directors	Board of Executive Officers	Fiscal Council	Total
Number of members	14	11.67	3	28.67
Fixed Annual Compensation
Salary or pro-labore	0	14,510,921	432,000	14,942,921
Direct or inderect benefits	0	2,012,539	0	2,012,539
Membership in committeess	0	0	0	0
Others	0	0	0	0
Variable Remuneration
Bonus	0	0	0	0
Profit Sharing		23,149,407	0	23,149,407
Attendance to meetings	7,537,000	0	0	7,537,000
Commissions	0	0	0	0
Others	37,397	0	0	37,397
Post-employment	0	0	0	0
Termination of employment	0	0	0	0
Share-based compensation	0	13,132,702	0	13,132,702
Total compensation	7,574,397	52,805,569	432,000	60,811,966

Amounts expected for fiscal year 2011, according to Formulário de Referência of 2011

(amounts in R$, when applicable)	Board of Directors	Board of Executive Officers	Fiscal Council	Total
Number of members	14	11	3	28
Fixed Annual Compensation
Salary or pro-labore	0	14,335,150	432,000	14,767,150
Direct or inderect benefits	0	2,397,990	0	2,397,990
Membership in committeess	0	0	0	0
Others	0	0	0	0
Variable Remuneration
Bonus	0	0	0	0
Profit Sharing	0	22,301,500	0	22,301,500
Attendance to meetings	7,541,400	0	0	7,541,400
Commissions	0	0	0	0
Others	234,200	0	0	234,200
Post-employment	0	0	0	0
Termination of employment	0	0	0	0
Share-based compensation	0	14,742,400	0	14,742,400
Total compensation	7,775,600	53,777,040	432,000	61,984,640

The reason for the difference between expected and paid amounts for the year of 2011 to the Board of Executive Officers on Remuneration and Profit Sharing items is the increase of the number of executive officers from eleven to twelve from May 2011 and the increase in remuneration of part of the Board of Executive Officers. However the total remuneration paid for the Board of Executive Officers in 2011 was smaller than the expected.

The reason for the difference between the expected and paid amounts for the year 2011 to the Board of Directors is the effective participation of its members and any meeting cancellation.

13.3    Variable compensation of the Board of Directors, Statutory Board of Executive Officers and Fiscal Council

Except for the compensation based on the number of hours effectively dedicated to our Company, the members of the Board of Directors and Fiscal Council do not receive variable compensation for the performance of their duties. Below we present the variable compensation of the members of the Board of Executive Officers estimated to be paid in 2011, and the amounts paid in 2010.

Amounts expected for fiscal year 2012

Board of Executive Officers
(amounts in R$, when applicable)

Number of members	12
Bonus
Minimum amount estimated	0
Maximum amount estimated	0
Estimated amount – goals met	0
Profit sharing
Minimum amount estimated	0
Maximum amount estimated	30.732.136
Estimated amount – goals met	25.610.114

Amounts referring to fiscal year 2011

(amounts in R$, when applicable)	Board of Executive Officers
Number of members [1]	11,67
Bônus
Minimum amount estimated	0
Maximum amount estimated	0
Estimated amount – goals met	0
Amount effectively recognized	0
Participação no Resultado
Minimum amount estimated	0
Maximum amount estimated	33.452.250
Estimated amount – goals met	22.301.500
Amount effectively recognized	23.149.407

1 The number of members in the Board of Executive Officers informed in the table above corresponds to the annual average number of Executive Officers ascertained on a monthly basis, as follows:

13.4 – Share-based compensation plan of the Board of Directors and Statutory Board of Executive Officers

On December 31, 2011, the Company had one stock-option plan, which was approved at an Extraordinary General Meeting held on December 20, 2006 (“Stock Option”).

Our stock option plan is managed by a committee elected by Board of Directors, named Stock Option Management Committee (“Stock Option Committee”). This committee establishes the number of employees to periodically benefit from the stock options, based on the duties, responsibilities and performance, establishing the applicable conditions.

In addition to managing the Stock Option Plans, the Stock Option Committee is responsible for selecting the executives that are entitled to the options, in addition to determining the terms and conditions of each stock option agreement applicable to each beneficiary, including, but not limited to, the number of shares to be acquired, the acquisition conditions and prices, and the respective payments means.

Our Executive Officers and some high-skill employees receive stock-based payments as part of their compensation. We recognize expenses with stock-based compensation on the fair value of premiums as of the grant date.

The Stock Option Plan includes only preferred shares issued by the Company.

a.         General Terms and Conditions

Our Stock Option Committee usually develops annual cycles for the granting of options. Each granting cycle receives a serial number initiated by the letter A, starting from “Series A1”. In the year ended December 31, 2011, the options granted in Series A3 to the A5 are in full effect.

The options granted in the Second Plan are divided into “Gold” and “Silver” options, which implies a change in the options’ exercise price, as explained in item (i) below.

The Stock Option Committee established the criteria to calculate the reduction and/or increase index (reducer or accelerator) for the number of options granted and classified as “Gold” in each series of the Stock Option Plan, according to the analysis of the concept of return on invested capital (ROIC). In accordance with item 3.3 of the Stock Option Plan, the Committee has decided that from Series A6, including, the increase or decrease of the number of “Gold” options shall be determined based on CBD’s “Return in Capital Employment”. For both criteria, the accelerator or reducer shall follow the hereunder terms:

(a) Accelerator: from 3%, for every 1% more than the return fee, increase by 0.5% the number of shares granted, classified as “Gold”.

(b) Reducer: from -3%, for each 1% less than the return fee, reduce by 0.5% the number of shares granted, classified as “Gold”.

That is:

b.         Plan’s Main Objectives

The objectives of the Stock Option Plans are: (i) to attract and retain highly qualified executives and professionals in our Company; (ii) to allow our executives and employees to own our capital stock and the equity additions arising from the results said executives, employees and contractors have contributed to; and (iii) to align the interests of our executives and employees with the interests of our shareholders, encouraging the good performance of these professionals and ensuring our Company’s management continuity.

c.         The Way the Plan Contributes to the Achievement of these Goals

The Stock Option Plan beneficiaries are encouraged to generate more results for our Company so that they achieve their goals as executives and employees of the Company, and for the shares received as compensation to have their value increased over time.

d.         The Way the Plan is included in the Company’s Compensation Policy

The Stock Option Plan is an element of the compensation of our executives, and they is in line with our compensation policy, which goal is to retain executives and employees and to encourage better results.

e.         The Way the Plan Aligns the Interests of the Executives and of the Company in the Short, Medium, and Long terms

As the options are granted every year and based on our results, we understand the Stock Option Plan is in line with our short-term interests, since it encourage the beneficiaries to achieve their individual goals and the Company’s goals. Furthermore, it also retain our Executive Officers and beneficiaries of the Stock Option Plans, in addition to attracting new professionals, which is in line with our medium-term interests. Finally, as mentioned in item (j) herein, the beneficiaries of the Stock Option Plan will only be apt to exercise their options after a certain time working with our Company, which encourages them to generate better results in the long term so their shares gain value, in addition to retaining them for a longer period, in line with our long-term interests.

f.          Maximum Number of Shares Involved

The maximum number of shares included in our Stock Option Plan is 11,617,748 class A preferred shares (as resolved by the Board of Directors at the meeting held on May 7, 2010).

The amount indicated above shall always observe the authorized capital limit of our Company and may be changed at any time by the Board of Directors. When the call options are exercised, we issue new shares to the beneficiaries, observing our right to use treasury shares.

g.         Maximum Number of Options to be Granted

There is no maximum number of options to be granted within the scope of our Stock Option Plans, provided that the total number of shares resulting from their exercise does not surpass the limit indicated in item (f) above and the limit of 2% of our capital stock per Series.

h.         Conditions for the Acquisition of Shares

The Stock Option Committee will determine, for each Series and in each case if necessary, the terms and conditions for the acquisition of the right to exercise granted options, by means of an express provision in the subscription agreement signed by the beneficiary.

In order to acquire shares of the Stock Option Plans, the beneficiaries shall remain bound to our Company for a specific period, pursuant to item (j) below, except for the cases of termination of employment described in item (n) below.

The options shall be fully or partially exercised up to the expiration date of the respective option. For further information on the options’ expiration dates currently in effect, please refer to item 13.6 below.

i.          Criteria for Setting the Acquisition or Exercise Price

For the options classified as “Silver”, the exercise price per preferred share shall correspond to the average of the closing price of the preferred shares issued by the Company and traded in the 20 sessions of the BM&FBOVESPA prior to the date the Stock Option Committee resolves on the granting of the option. After the average price is determined, a negative goodwill of 20% shall be applied.

For the options classified as “Gold”, the exercise price will be R$0.01 per preferred share.

j.          Criteria for Determining the Exercise Price

As general rule for the Stock Option Plan, which may be amended by the Committee on each series, the right to exercise the stock option shall mature after the 36th month and up to the 48th month following the execution of the respective subscription agreement, the beneficiary will have the right to acquire 100% of the shares for “Silver” options. The exercise of the “Gold” options will happen in the same period, but the percentage of said options subject to exercise will be determined by the Stock Option Committee in the 35th month following the date of execution of the respective subscription agreement.

The options granted in both Stock Option Plans shall be fully or partially exercised. It is worth mentioning that “Gold” options supplement “Silver” options, and, therefore, “Gold” options shall only be exercised together with “Silver” options.

k.         Settlement Means

The exercise price of the options granted under the Stock Option Plan shall be fully paid in local currency by the beneficiary, being that the exercise price shall be paid in cash and in one installment, 30 days following the date of subscription of the respective shares, except for the cases of termination of employment of the beneficiary described in item (n) below, in which case the exercise price shall be paid in cash upon subscription

l.          Restrictions to the Transfer of Shares

The Stock Option Committee shall set restrictions to the transfer or trading of the shares obtained through the exercise of the options.

m.        Criteria and Events That, When Verified, Shall Result in the Subscription, Amendment or Termination of the Plan

The number of shares to be acquired in the Second Plan’s “Gold” Series, as explained in item (j) above, shall be limited by the Stock Option Committee.

The Stock Option Plans and the options granted shall be automatically extinguished if our Company is dissolved or liquidated.

Finally, the Stock Option Committee shall determine the suspension, amendment to or termination of the Stock Option Plans without the prior consent of the beneficiaries, provided that their rights and obligations are not harmed.

n.         Effects of the Executive’s Leaving the Company on his Rights Provided for in the Stock-Based Compensation Plan

In the case of involuntary termination of employment by any Executive Officer or employee beneficiary of the Second Plan up to the last working day of the 35th month following the date of execution of the respective subscription agreement, the right to exercise 100% of the “Silver” and “Gold” options will be granted. In this case, the limit determined by the Stock Option Committee shall not apply for the number of shares resulting from the exercise of the “Gold” options, described in item (j) above, and the total number of shares initially determined by the Committee shall be subject to exercise.

In the case of involuntary termination of employment by any Executive Officer or employee beneficiary of the Second Plan from the last working day of the 35th month to the last working day of the 48th month following the date of execution of the respective subscription agreement, the right to exercise 100% of the “Silver” and “Gold” options will also be granted. In this case, however, the limit determined by the Stock Option Committee will remain applicable for the number of shares resulting from the exercise of the “Gold” options, described in item (j) above.

In both cases, the beneficiaries shall communicate their intention to exercise the options granted to them within up to 15 days following the date of termination of employment.

In the case of voluntary termination of employment of any Executive Officer or employee beneficiary of the Plan and/or termination with cause, pursuant to the Brazilian labor law, the right to exercise the “Silver” and “Gold” options will not be granted.

In the case of death or permanent disability of any Executive Officer or employee beneficiary of the Plan, the rules for involuntary termination of employment described above shall apply, and the exercise shall be carried out by a person duly authorized by the appropriate authority.

13.5    Holdings in shares, quotas and other convertible securities, held by administrators and Fiscal Council members – breakdown by body

The tables below list the number of shares held directly or indirectly, in Brazil and abroad, by members of the Board of Directors, Board of Executive Officers and Fiscal Council, grouped by body, and the percentage such amount represents in relation to the number of shares of the respective class of shares and the total number of shares issued by our Company, and each of its subsidiaries, on December 31, 2011:

Companhia Brasileira de Distribuição
Body	Number of shares	Percentage of class of shares (%)	Percentage of total capital (%)
Board of Directors	4.388 preferred shares	0,00%	0,00%
Board of Executive Officers	528.732 preferred shares	0,33%	0,20%
Fiscal Council	0	0,00%	0,00%
Total	533.120 preferred shares	0,33%	0,20%

Sendas Distribuidora S.A.
Body	Number of shares	Percentage of class of shares (%)	Percentage of total capital (%)
Board of Directors	1 common share	0,00%	0,00%
Board of Executive Officers	5 common shares	0,00%	0,00%
Fiscal Council	0	0,00%	0,00%
Total	6 common shares	0,00%	0,00%

Barcelona Comércio Varejista e Atacadista S.A.
Body	Number of shares	Percentage of class of shares (%)	Percentage of total capital (%)
Board of Directors	0	0,00%	0,00%
Board of Executive Officers	10 common shares	0,00%	0,00%
Fiscal Council	0	0,00%	0,00%
Total	10 common shares	0,00%	0,00%

Xantocarpa Participações Ltda.
Body	Number of Quotas	Percentage of quotas (%)	Percentage of total capital (%)
Board of Directors	0	0,00%	0,00%
Board of Executive Officers	1 quota	0,00%	0,00%
Fiscal Council	0	0,00%	0,00%
Total	1 quota	0,00%	0,00%

Via Varejo S.A.
Body	Number of shares	Percentage of class of shares (%)	Percentage of total capital (%)
Board of Directors	1 common share	0,00%	0,00%
Board of Executive Officers	2 common shares	0,00%	0,00%
Fiscal Council	0	0,00%	0,00%
Total	3 common shares	0,00%	0,00%

Nova Pontocom Comércio Eletrônico S.A.
Body	Number of shares	Percentage of class of shares (%)	Percentage of total capital (%)
Board of Directors	0	0,00%	0,00%
Board of Executive Officers	4 common shares	0,00%	0,00%
Fiscal Council	0	0,00%	0,00%
Total	4 common shares	0,00%	0,00%

Banco Investcred Unibanco S.A.
Body	Number of shares	Percentage of class of shares (%)	Percentage of total capital (%)
Board of Directors	0	0,00%	0,00%
Board of Executive Officers	3 common shares	0,00%	0,00%
Fiscal Council	0	0,00%	0,00%
Total	3 common shares	0,00%	0,00%

Financeira Itaú CBD S.A. Crédito, Financiamento e Investimento
Body	Number of shares	Percentage of class of shares (%)	Percentage of total capital (%)
Board of Directors	0	0,00%	0,00%
Board of Executive Officers	3 common shares	0,00%	0,00%
Fiscal Council	0	0,00%	0,00%
Total	3 common shares	0,00%	0,00%

P.A. Publicidade Ltda.
Body	Number of quotas	Percentage of quotas (%)	Percentage of total capital (%)
Board of Directors	0	0,00%	0,00%
Board of Executive Officers	1 quota	0,01%	0,01%
Fiscal Council	0	0,00%	0,00%
Total	1 quota	0,01%	0,01%

Bruxelas Empreendimentos e Participações S.A.
Body	Number of shares	Percentage of class of shares (%)	Percentage of total capital (%)
Board of Directors	0	0,00%	0,00%
Board of Executive Officers	1 common share	0,01%	0,01%
Fiscal Council	0	0,00%	0,00%
Total	1 common share	0,01%	0,01%

Vancouver Empreendimentos e Participações Ltda.
Body	Number of quotas	Percentage of quotas (%)	Percentage of total capital (%)
Board of Directors	0	0,00%	0,00%
Board of Executive Officers	10 quotas	0,00%	0,00%
Fiscal Council	0	0,00%	0,00%
Total	10 quotas	0,00%	0,00%

Vedra Empreendimentos e Participações S.A.
Body	Number of shares	Percentage of class of shares (%)	Percentage of total capital (%)
Board of Directors	0	0,00%	0,00%
Board of Executive Officers	1 common share	0,01%	0,01%
Fiscal Council	0	0,00%	0,00%
Total	1 common share	0,01%	0,01%

GPA 2 Empreendimentos e Participações Ltda.
Body	Númber of quotas	Percentage of quotas (%)	Percentage of total capital (%)
Board of Directors	0	0,00%	0,00%
Board of Executive Officers	1 quota	0,10%	0,10%
Fiscal Council	0	0,00%	0,00%
Total	1 quota	0,10%	0,10%

GPA 4 Empreendimentos e Participações S.A.
Body	Number of shares	Percentage of class of shares (%)	Percentage of total capital (%)
Board of Directors	0	0,00%	0,00%
Board of Executive Officers	10 common shares	1,00%	1,00%
Fiscal Council	0	0,00%	0,00%
Total	10 common shares	1,00%	1,00%

GPA 5 Empreendimentos e Participações S.A.
Body	Number of shares	Percentage of class of shares (%)	Percentage of total capital (%)
Board of Directors	0	0,00%	0,00%
Board of Executive Officers	10 common shares	1,00%	1,00%
Fiscal Council	0	0,00%	0,00%
Total	10 common shares	1,00%	1,00%

GPA 6 Empreendimentos e Participações Ltda.
Body	Númber of quotas	Percentage of quotas (%)	Percentage of total capital (%)
Board of Directors	0	0,00%	0,00%
Board of Executive Officers	1 quota	0,01%	0,01%
Fiscal Council	0	0,00%	0,00%
Total	1 quota	0,01%	0,01%

Monte Tardeli Empreendimentos e Participações S.A.
Body	Number of shares	Percentage of class of shares (%)	Percentage of total capital (%)
Board of Directors	0	0,00%	0,00%
Board of Executive Officers	10 common shares	1,00%	1,00%
Fiscal Council	0	0,00%	0,00%
Total	10 common shares	1,00%	1,00%

ECQD Participações Ltda.
Body	Number of shares	Percentage of class of shares (%)	Percentage of total capital (%)
Board of Directors	0	0,00%	0,00%
Board of Executive Officers	10 quotas	0,00%	0,00%
Fiscal Council	0	0,00%	0,00%
Total	10 quotas	0,00%	0,00%

Month	Nº of Members of Board of Executive Officers
January	11
February	11
March	11
April	11
May	12
June	12
July	12
August	12
September	12
October	12
November	12
December	12
Total	140
Total Number of Members / 12	11,67

13.6    Stock-based compensation recognized in the profit or loss for the last 3 fiscal years and stock-based compensation estimated for the current fiscal year for the Board of Directors and Board of Executive Officers

The members of the Board of Directors are not eligible for our stock option plans currently in effect. Below we present the stock-based compensation paid to the Board of Executive Officers in 2009, 2010 and 2011, as well as the amounts estimated for 2012.

Amounts estimated for 2012

	Board of Executive Officers
Number of members that benefit from the stock option plan	12
In relation to each option grant:	Series A3 – Gold	Series A3 – Silver	Series A4 – Gold	Series A4 – Silver	Series A5 – Gold	Series A5 – Silver	Series A6 – Gold	Series A6 – Silver
Grant date	13/05/2009	13/05/2009	24/05/2010	24/05/2010	31/05/2011	31/05/2011	15/03/2012	15/03/2012
Number of options granted (in number of shares)	264.971	276.675	234.754	58.550	156.300	156.361	228.322	228.405
Deadline for the options to become exercisable	13/03/2010 and 31/05/2012	13/03/2010 and 31/05/2012	31/05/2011 and 31/05/2013	31/05/2011 and 31/05/2013	31/05/2014	31/05/2014	31/03/2015	31/03/2015
Deadline for the exercise of the options	31/05/2013	31/05/2013	31/05/2014	31/05/2014	31/05/2015	31/05/2015	31/03/2016	31/03/2016
Period of restriction to the transfer of the shares	N/A	N/A	N/A	N/A	N/A	N/A	N/A	N/A
Average weighted exercise price of each of the following groups of shares:
Outstanding in the beginning of the year (in R$ per share)	0,01	27,47	0,01	46,49	0,01	54,69	0,01	64,13
Lost during the year (R$ per share)	N/A	N/A	N/A	N/A	N/A	N/A	N/A	N/A
Exercised during the year (R$ per share)	0,01	26,93	0,01	46,49	N/A	N/A	N/A	N/A
Expired during the year (R$ per share)	N/A	N/A	N/A	N/A	N/A	N/A	N/A	N/A
Fair value of the options on the grant date (in R$ per share)	0,01	27,47	0,01	46,49	63,20	27,29	-	-
Potential dilution in case of exercise of the options	0,10%	0,11%	0,09%	0,02%	0,11%	0,11%	0,09%	0,09%

Amounts referring to fiscal year of 2011

	Board of Executive Officers
Number of members that benefit from the stock option plan	12
In relation to each option grant:	Series X	Series A1 – Gold	Series A1 – Silver	Series A2 – Gold	Series A2 – Silver	Series A3 – Gold	Series A3 – Silver	Series A4 – Gold	Series A4 – Silver	Series A5 – Gold	Series A5 – Silver
Grant date	07/07/2006	13/04/2007	13/04/2007	03/03/2008	03/03/2008	13/05/2009	13/05/2009	24/05/2010	24/05/2010	31/05/2011	31/05/2011
Number of options granted (in number of shares)	100.800	75.760	171.842	292.694	311.736	264.971	276.675	234.754	58.550	156.300	156.361
Deadline for the options to become exercisable	30/07/2009 and 30/07/2011	30/04/2010	30/04/2010	06/03/2008 and 31/03/2011	06/03/2008 and 31/03/2011	13/03/2010 and 31/05/2012	13/03/2010 and 31/05/2012	31/05/2011 and 31/05/2013	31/05/2011 and 31/05/2013	31/05/2014	31/05/2014
Deadline for the exercise of the options	30/07/2011 and 30/10/2011	29/04/2011	29/04/2011	30/03/2012	30/03/2012	31/05/2013	31/05/2013	31/05/2014	31/05/2014	31/05/2015	31/05/2015
Period of restriction to the transfer of the shares	See item (I) in 13.4 above	N/A	N/A	N/A	N/A	N/A	N/A	N/A	N/A	N/A	N/A
Average weighted exercise price of each of the following groups of shares:
Outstanding in the beginning of the year (in R$ per share)	42,43	0,01	24,63	0,01	26,93	0,01	27,47	0,01	46,49	0,01	54,69
Lost during the year (R$ per share)	N/A	N/A	N/A	N/A	N/A	N/A	N/A	N/A	N/A	N/A	N/A
Exercised during the year (R$ per share)	38,59	0,01	24,63	0,01	26,93	0,01	26,93	0,01	46,49	N/A	N/A
Expired during the year (R$ per share)	N/A	N/A	N/A	N/A	N/A	N/A	N/A	N/A	N/A	N/A	N/A
Fair value of the options on the grant date (in R$ per share)	33,00	0,01	24,53	0,01	25,93	0,01	27,47	54,99	24,35	63,20	27,29
Potential dilution in case of exercise of the options	0,04%	0,03%	0,07%	0,11%	0,12%	0,10%	0,11%	0,09%	0,02%	0,11%	0,11%

Amounts referring to fiscal year of 2010

	Board of Executive Officers
Number of members that benefit from the stock option plan	11
In relation to each option grant:	Series IX	Series X	Series A1 – Gold	Series A1 – Silver	Series A2 – Gold	Series A2 – Silver	Series A3 – Gold	Series A3 – Silver	Series A4 – Gold	Series A4 – Silver
Grant date	15/05/2005	07/07/2006	13/04/2007	13/04/2007	03/03/2008	03/03/2008	13/05/2009	13/05/2009	24/05/2010	24/05/2010
Number of options granted (in number of shares	101.400	100.800	75.760	171.842	292.694	311.736	264.971	276.675	234.754	58.550
Deadline for the options to become exercisable	30/05/2008 and 31/05/2010	30/07/2009 and 30/07/2011	30/04/2010	30/04/2010	06/03/2008 and 31/03/2011	06/03/2008 and 31/03/2011	13/03/2010 and 31/05/2012	13/03/2010 and 31/05/2012	31/05/2011 and 31/05/2013	31/05/2011 and 31/05/2013
Deadline for the exercise of the options	31/05/2010 and 30/06/2010	30/07/2011 and 30/10/2011	29/04/2011	29/04/2011	30/03/2012	30/03/2012	31/05/2013	31/05/2013	31/05/2014	31/05/2014
Period of restriction to the transfer of the shares	See item (I) in 13.4 above	See item (I) in 13.4 above	N/A	N/A	N/A	N/A	N/A	N/A	N/A	N/A
Average weighted exercise price of each of the following groups of shares:
Outstanding in the beginning of the year (in R$ per share)	30,51	39,61	0,01	24,63	0,01	26,93	0,01	27,47	N/A	N/A
Lost during the year (R$ per share)	N/A	N/A	N/A	N/A	N/A	N/A	N/A	N/A	N/A	N/A
Exercised during the year (R$ per share)	29,62	40,38	0,01	24,63	0,01	26,93	0,01	27,47	N/A	N/A
Expired during the year (R$ per share)	N/A	N/A	N/A	N/A	N/A	N/A	N/A	N/A	N/A	N/A
Fair value of the options on the grant date (in R$ per share)	11,36	33,00	0,01	24,53	0,01	25,93	0,01	27,47	0,01	46,49
Potential dilution in case of exercise of the options	0,04%	0,04%	0,03%	0,07%	0,11%	0,12%	0,10%	0,11%	0,09%	0,02%

Amounts referring to fiscal year of 2009

	Board of Executive Officers
Number of members that benefit from the stock option plan	11
In relation to each option grant:	Series IX	Series X	Series A1 – Gold	Series A1 – Silver	Series A2 – Gold	Series A2 – Silver	Series A3 – Gold	Series A3 – Silver
Grant date	15/05/2005	07/06/2006	13/04/2007	13/04/2007	03/03/2008	03/03/2008	13/05/2009	13/05/2009
Number of options granted (in number of shares)	101.400	101.680	80.616	185.540	312.889	333.277	398.177	379.610
Deadline for the options to become exercisable	30/05/2008 and 31/05/2010	30/06/2009 and 30/06/2011	30/04/2010	30/04/2010	06/03/2008 and 31/03/2011	06/03/2008 and 31/03/2011	13/03/2010 and 31/05/2012	13/03/2010 and 31/05/2012
Deadline for the exercise of the options	31/05/2010 and 30/08/2010	30/06/2011 and 30/09/2011	29/04/2011	29/04/2011	30/03/2012	30/03/2012	31/05/2013	31/05/2013
Period of restriction to the transfer of the shares	See item (I) in 13.4 above	See item (I) in 13.4 above	N/A	N/A	N/A	N/A	N/A	N/A
Average weighted exercise price of each of the following groups of shares:
Outstanding in the beginning of the year (in R$ per share)	30,51	39,61	0,01	24,63	0,01	26,93	0,01	27,47
Lost during the year (R$ per share)	N/A	N/A	N/A	N/A	N/A	N/A	N/A	N/A
Exercised during the year (R$ per share)	29,62	38,54	N/A	24,63	0,01	26,93	N/A	N/A
Expired during the year (R$ per share)	N/A	N/A	N/A	N/A	N/A	N/A	N/A	N/A
Fair value of the options on the grant date (in R$ per share)	11,36	12,63	32,38	13,93	36,09	19,22	32,13	16,79
Potential dilution in case of exercise of the options	0,04%	0,11%	0,03%	0,07%	0,12%	0,13%	0,16%	0,15%

13.7    Information on pension plans granted to the members of the Board of Directors and Executive Officers

The members of the Board of Directors are not eligible for our stock option plans. Below we present the outstanding options for the members of the Board of Executive Officers on 2009, 2010 and 2011. The shares referring to the exercise of call options are delivered on the date of the respective exercise. Therefore, there is no difference between the options exercised and the shares delivered in fiscal years 2009, 2010 and 2011.

Amounts referring to fiscal year of 2011

	Board of Executive Officers
Number of members that benefit from the stock option plan	12
In relation to the exercised options and shares delivered:	Series X	Series A1 – Gold (1st batch)	Series A1 – Silver (1st batch)	Series A2 – Gold (1st batch)	Series A2 – Gold (2nd batch)	Series A2 – Silver (1 st batch)	Series A2 – Silver (2nd batch)	Series A3 – Gold (1st batch)	Series A3 – Silver (1 st batch)	Series A4– Gold (1st batch)	Series A4– Silver (1 st batch)
Number of shares	61.000	36.000	81.000	155.000	4.000	164.000	4.000	20.000	25.000	61.000	15.000
Average weighted exercise price (in R$ per share)	43,15	0,01	24,63	0,01	0,01	26,93	26,93	0,01	27,47	0,01	46,49
Total difference between the exercise price and the market price of shares referring to the exercised options (in R$ per share)	23,85	66,99	42,37	66,99	66,99	40,07	40,07	66,99	39,53	66,99	20,51

Amounts referring to fiscal year of 2010

	Board of Executive Officers
Number of members that benefit from the stock option plan	11
In relation to the exercised options and shares delivered:	Series IX	Series A1 – Gold (1st batch)	Series A1 – Silver (1st batch)	Series A2 – Gold (1st º batch)	Series A2 – Silver (1st batch)	Series A3 – Gold (1st º batch)	Series A3 – Silver (1st batch)
Number of shares	73.000	41.000	94.000	29.000	31.000	27.000	34.000
Average weighted exercise price (in R$ per share)	30,52	0,01	24,63	0,01	26,93	0,01	27,47
Total difference between the exercise price and the market price of shares referring to the exercised options (in R$ per share)	38,76	69,27	44,65	69,27	42,35	69,27	41,81

Amounts referring to fiscal year of 2009

	Board of Executive Officers
Number of members that benefit from the stock option plan	11
In relation to the exercised options and shares delivered:	Series VIII	Series IX	Series X	Series A2 – Gold (1st batch)	Series A2 – Gold (2nd batch)	Series A2 – Silver (1st batch)	Series A2 – Silver (2nd batch)
Number of shares	43.000	11.000	40.000	64.000	32.000	68.000	34.000
Average weighted exercise price (in R$ per share)	32,75	29,62	38,54	0,01	0,01	26,93	26,93
Total difference between the exercise price and the market price of shares referring to the exercised options (in R$ per share)	32,25	35,38	26,46	64,99	64,99	38,07	38,07

13.8    Exercised options and shares delivered referring to stock-based compensation of the Board of Directors and Board of Executive Officers

The members of the Board of Directors are not eligible for our stock option plans. Below we present the options exercised and the shares delivered to the members of the Board of Executive Officers in 2009, 2010 and 2011.

The shares referring to the exercise of call options are delivered on the date of the respective exercise. Therefore, there is no difference between the options exercised and the shares delivered in fiscal years 2009, 2010 and 2011.

Amounts referring to fiscal year of 2011

	Board of Executive Officers
Number of members that benefit from the stock option plan	12
In relation to the exercised options and shares delivered:	Series X	Series A1 – Gold (1st batch)	Series A1 – Silver (1st batch)	Series A2 – Gold (1st batch)	Series A2 – Gold (2nd batch)	Series A2 – Silver (1st batch)	Series A2 – Silver (2nd batch)	Series A3 – Gold (1st batch)	Series A3 – Silver (1st batch)	Series A4– Gold (1st batch)	Series A4– Silver (1st batch)
Number of shares	61.000	36.000	81.000	155.000	4.000	164.000	4.000	20.000	25.000	61.000	15.000
Average weighted exercise price (in R$ per share)	43,15	0,01	24,63	0,01	0,01	26,93	26,93	0,01	27,47	0,01	46,49
Total difference between the exercise price and the market price of shares referring to the exercised options (in R$ per share)	23,85	66,99	42,37	66,99	66,99	40,07	40,07	66,99	39,53	66,99	20,51

Amounts referring to fiscal year of 2010

	Board of Executive Officers
Number of members that benefit from the stock option plan	11
In relation to the exercised options and shares delivered:	Series IX	Series A1 – Gold (1st batch)	Series A1 – Silver (1st batch)	Series A2 – Gold (1st batch)	Series A2 – Silver (1st batch)	Series A3 – Gold (1st batch)	Series A3 – Silver (1st batch)
Number of shares	73.000	41.000	94.000	29.000	31.000	27.000	34.000
Average weighted exercise price (in R$ per share)	30,52	0,01	24,63	0,01	26,93	0,01	27,47
Total difference between the exercise price and the market price of shares referring to the exercised options (in R$ per share)	38,76	69,27	44,65	69,27	42,35	69,27	41,81

Amounts referring to fiscal year of 2009

	Board of Executive Officers
Number of members that benefit from the stock option plan	11
In relation to the exercised options and shares delivered:	Series VIII	Series IX	Series X	Series A2 – Gold (1st batch)	Series A2 – Gold (2nd batch)	Series A2 – Silver (1st batch)	Series A2 – Silver (2nd batch)
Number of shares	43.000	11.000	40.000	64.000	32.000	68.000	34.000
Average weighted exercise price (in R$ per share)	32,75	29,62	38,54	0,01	0,01	26,93	26,93
Total difference between the exercise price and the market price of shares referring to the exercised options (in R$ per share)	32,25	35,38	26,46	64,99	64,99	38,07	38,07

13.9    Brief description of the information necessary for the understanding of the data disclosed in items “13.6” to “13.8”, and explanation of the pricing method used for the shares and options

a.             Pricing Method

See item (I) of item 13.4 above.

b.             data and premises used in the pricing model, including the average weighted price of the shares, exercise price, expected volatility, option term, expected dividends, and risk-free interest rate

The market price of each granted option is estimated on the grant date using the Black & Scholes-Merton options pricing model, considering the following premises for the options in effect in 2011:

On the grant date
Average weighted price of the shares (per share), according to the average value of the last 15 trading sections on the grant date	Series X: R$ 38,40 Series A1: R$ 30,88 Series A2: R$ 34,01 Series A3: R$ 34,55 Series A4: R$ 58,23 Series A5: R$ 67,15 Series A6: R$ 82,22

Exercise price

Series X: R$ 42,43

Series A1 “Gold”: R$ 0,01

Series A1 “Silver”: R$ 24,63

Series A2 “Gold”: R$ 0,01

Series A2 “Silver”: R$ 26,93

Series A3 “Gold”: R$ 0,01

Series A3 “Silver”: R$ 27,47

Series A4 “Gold”: R$ 0,01

Series A4 “Silver”: R$ 46,49

Series A5 “Gold”: R$ 0,01

Series A5 “Silver”: R$ 54,69

Series A6 “Gold”: R$ 0,01

Series A6 “Silver”: R$ 64,12

Expected updated volatility
Options term	25,14%
Series X: 5 years Series A1, A2, A3, A4, A5 and A6: 3 years

Expected dividends	1,09%
Risk-free interest rate	12,43%
Fair value of the option on the grant date (per option)	Please check item 13.6 above

c.             Method and Premisses Used to Incorporate the Expected Effects of Early Exercise

We do not take into account, for purposes of pricing the options, early exercises resulting from involuntary termination of employment, death or permanent disability of the beneficiary, and as a result of corporate events.

We adopt the premise that the options will be exercised from the moment they become exercisable. Therefore, the options term adopted in the calculations ranges from 1 to 5 years, depending on the series and the corresponding vesting periods of the options.

d.             How the Expected Volatility is Determined

In calculating the expected volatility, we used the standard deviation of the natural logarithms of the historic daily variations of the prices of the shares issued by the Company, according to the effective term of the options.

e.             Other Characteristics Incorporated in the Measurement of the Options’ Fair Value

Up to the end of the vesting period, the non-exercisable options are considered as call options in the calculations made using the Black-Scholes-Merton method. When they become exercisable, the options are considered as put options, that is, exercisable at any time up to the expiration date.

13.10 Information on pension plans granted to the members of the Board of Directors and Executive Officers

On December 31, 2011, our Directors were not eligible for our pension plans. Below we present the pension plans in effect for the Board of Executive Officers.

Board of Executive Officers
Number of members [1]	11,67
Plan name	“Plano de Previdência Privada do Grupo Pão de Açúcar, com a Brasilprev Seguros e Previdência S.A.”

Number of executives that meet the rquirements to retire	None
Conditions for early retirement	- Be, at least, , 60 years old;
- Have at least 10 years of service with the Pão de Açúcar Group;
- Have a minimum of 5 years of contributions to the Pension Plan; and
-Employment with the Pão de Açúcar Group must have terminated.

Restated amount of the contributions accumulated in the pension plan up to the closing of the last fiscal year, net of the portion referring to contributions made by the executives themselves (in R$)	1,934,380.97

Total amount of the contributions made during the last fiscal year, net of the portion referring to contributions made by the executives themselves (in R$)	528,533.05

Possibility and conditions for early redemption

Early redemption is allowed, should the employee be disassociated from the Company. For the redemption of the contributions made by our Company, the balance of the reserve will be released according to the following proportion:

- No redemption, for less than 5 years of contribution

- Redemption of 50% of the balance, for 5 to 6 years of contributions;

- Redemption of 60% of the balance, for 6 to 7 years of contributions ;

- Redemption of 70% of the balance, for 7 to 8 years of contributions ;

- Redemption of 80% of the balance, for 8 to 9 years of contributions ;

- Redemption of 90% of the balance, for 9 to 10 years of contributions; and

- Redemption of 100% of the balance, for 10 to years of contributions.

1 The number of members in the Board of Executive Officers informed in the table above corresponds to the annual average number of Executive Officers ascertained on a monthly basis, according to the table below:

Month	Number of members in the Board of Executive Officers
January	11
February	11
March	11
April	11
May	12
June	12
July	12
August	12
September	12
October	12
November	12
December	12
Total	140
Total number of members / 12	11,67

13.11 Maximum, Minimum and Average Individual Compensation of the Board of Directors, Board of Executive Officers and Fiscal Council

Explanation for the non filling of this frame:

Not disclosed due judicial decision.

13.12 Compensation or indemnification mechanisms for executives in case of termination of employment or retirement

On December 31, 2011, we had no contractual arrangements, insurance policies or other instruments that structured compensation or indemnification mechanisms for our executives in case of termination of employment or retirement.

13.13 Percentage of total compensation received by administrators and Fiscal Council members that are related to controlling shareholders

Amounts referring to fiscal year 2011

Board of Directors	Board of Executive Officers	Fiscal Council	Total
91,57%	0%	0%	91,57%

13.14 Compensation of administrators and Fiscal Council members, grouped by body, received for any reason other than their function

Amounts referring to fiscal year 2010

Board of Directors	Board of Executive Officers	Fiscal Council	Total
R$ 0,00	R$ 0,00	R$ 0,00	R$ 0,00

13.15 Compensation of administrators and Fiscal Council members recognized in the profit or loss for direct or indirect controlling shareholders or jointly-controlled companies and of subsidiaries of the Company

There was no payment of compensation to members of the Board of Directors, Board of Executive Officers or Fiscal Council recognized in the profit or loss of direct or indirect controlling shareholders of companies jointly controlled by or of subsidiaries of our Company.

13.16 Other material information

We hereby clarify that, for the purposes of Article 152 of Law 6,404/76, the overall compensation of the administrators does not include:

(i) compensation of Fiscal Council members;

(ii) share-based compensation, pursuant to CVM Rule 562/08, allocated to Executive Officers and arising from the stock options, pursuant to the stock option plans approved for late fiscal years and approved to exercised on fiscal year of 2011, under the terms of the stock option plan of our Company, established by means o the extraordinary general meeting held on December 20, 2006; and

(iii) compensation of Advisory Board members.

AT SPECIAL SHAREHOLDERS MEETING:

Investment Plan for the Fiscal Year of 2012

To the Shareholders: The Management of COMPANHIA BRASILEIRA DE DISTRIBUIÇÃO hereby proposes to the Annual and Special Shareholders’ Meeting the Investment Plan for the fiscal year of 2012 in the amount up to R$ 1,966,000,000.00, related to (i) open stores, purchase land and conversion of stores; (ii) refurbish stores; and (iii) infrastructure (IT, Logistics and others).

This is our proposal.

São Paulo, April 11, 2012.

BOARD OF EXECUTIVE OFFICERS

Management Proposal – Adjustment of Appraisal Report

Dear Shareholders: the Administration of the COMPANHIA BRASILEIRA DE DISTRIBUIÇÃO, in seeking to attend to the Company’s current needs, proposes that the Annual and Special Shareholders’ Meeting to be held April 27, 2012 approve the new appraisal report issued by auditors MAGALHÃES ANDRADE S/C AUDITORES INDEPENDENTES, rectifying the report they issued on September 5, 1997, whose substance was approved at the Special Shareholders’ Meeting held September 30, 1997 and supported the merger of the company GAAM S/A Comercial e Administradora, among others, by the Company (the “Report”).

Such Report described the assets and liabilities of the merged companies, including specifying the properties they owned.             It happened that the description of one of GAAM S/A Comercial e Administradora’s properties did not match the respective registration, thus making the corresponding registration with the competent Registro de Imóveis impossible.  For purposes of elucidation, the description of the property included in the appraisal report of September 5, 1997, and the correct description included in the registration expedited by the competent Registro de Imóveis follow:

            Description of the appraisal report of September 5, 1997:

“Two houses at Rua Fradique Coutinho nºs 301 and 303, Vila Cerqueira Cesar, in the  45th Sub-district, Pinheiros, and the terrain measuring 8m at the front, by 50m from front to back, with an area of 400m2, abutting on one side the building nº 41, on the other with Marcondes Pedrosa and in back with the rights holder”

            Description included in the registration expedited by the competent Registro de Imóveis:

“A piece of land at Rua Fradique Coutinho, Vila Cerqueira César, in the 45th Sub-district, Pinheiros, measuring 8m at the front, by 50m from front to back, with an area of 400m2, abutting on one side building nº 297, on the other building nº 315, and in back the terrain owned by Rosa Louise Guttman Prates”

Thus, it is necessary to approve a new appraisal report rectifying the description included in the original Report.

This proposal will also be submitted for the consideration of the Company’s Board of Directors, pursuant to its By-laws.

The Report is available to Shareholders at the Company’s headquarters at Avenida Brigadeiro Luis Antônio, nº 3.142, in the Capital of the State of São Paulo and on the websites of Investor Relations for the Company (www.gpari.com.br), BM&FBOVESPA (www.bmfbovespa.com.br) and the Comissão de Valores Mobiliários (www.cvm.gov.br).

The Administrators present at the Shareholders’ Meeting will be ready to provide all the information that Shareholders deem convenient and necessary for their sovereign decisions. This is the proposal we have to offer, of which we hope for approval.

São Paulo, April 11, 2012

THE BOARD OF EXECUTIVE OFFICERS

Management Proposal – Ratification of the Acquisition of Control of Sendas Distribuidora S.A. (Art. 256 of Law 6.404/76)

Dear Shareholders: the Administration of the COMPANHIA BRASILEIRA DE DISTRIBUIÇÃO hereby proposes to Shareholders, for consideration in the Annual and Special Shareholders’ Meeting to be held April 27, 2012:

(i) the ratification, under the terms of art. 256 of Law 6.404/76, of the acquisition of the remaining participation of Sendas Distribuidora S.A. (“Sendas Distribuidora”) by Barcelona Comércio Varejista e Atacadista S.A. (“Barcelona”), a subsidiary of the Company, by means of which the Company and its controlled entities Sé Supermercados Ltda. and Barcelona together came to hold all of the capital stock of Sendas Distribuidora, of which they were already owners of 57.43% (the “Acquisition”);

(ii) the ratification of the hiring of PricewaterhouseCoopers Corporate Finance & Recovery Ltda., a company headquartered in the Capital of the State of São Paulo, at Avenida Francisco Matarazzo, nº 1.400, Torre Torino, Água Branca, registered with the CNPJ/MF under nº 05.487.514/0001-37 (“PwC”), as the specialized company to proceed with the appraisal of the shares of Sendas Distribuidora, in relation to the Acquisition, for the purposes contemplated in art. 256 of Law 6.404/76; and

(iii) the approval of the appraisal report prepared by PwC, under the terms of §1 of art. 256 of Law 6.404/76 (the “Appraisal Report”).

The information with respect to PwC, in conformity with the provision in Annex 21 of CVM Instruction 481/2009, is attached to this proposal as Annex I.

It should be noted that the terms and conditions of the Acquisition have already been presented to Shareholders through the Material Event Notice and Administration Proposal published on February 23, 2011, and were approved by Shareholders gathered at the Company’s Special Shareholders’ Meeting held on March 14, 2011. However, as in light of the Appraisal Report the need to submit the Acquisition to the Shareholders’ Meeting, under the terms of art. 256 of Law 6.404/76, was noted, the information contemplated in Annex 19 of ICVM 481/2009, is attached hereto as Annex II.

In addition, it should be noted that, under the terms of §2 of art. 256 and item II of art. 137 of Law 6.404/76, the dissident shareholder right to withdrawal is not applicable, once the liquidity and dispersion criteria for the Company’s shares are met.

The Appraisal Report for purposes of the Acquisition is available to Shareholders at the Company’s headquarters at Avenida Brigadeiro Luis Antônio, nº 3.142, in the Capital of the State of São Paulo and on the websites of Investor Relations for the Company (www.gpari.com.br), BM&FBOVESPA (www.bmfbovespa.com.br) and the Comissão de Valores Mobiliários (www.cvm.gov.br).

São Paulo, April 11, 2012.

THE BOARD OF EXECUTIVE OFFICERS

Annex I to the Management Proposal – Ratification of the Acquisition of Control of Sendas Distribuidora S.A. (Art. 256 of Law 6.404/76)

(Annex 21 of ICVM 481/2009 – Information on Appraisers)

1.         List the appraisers recommended by the administration

The Administration of the Company recommends approval of the ratification of the hiring of PricewaterhouseCoopers Corporate Finance & Recovery Ltda., a company headquartered in the Capital of the State of São Paulo, at Avenida Francisco Matarazzo, nº 1.400, Torre Torino, Água Branca, registered with the CNPJ/MF under nº 05.487.514/0001-37 (“PwC”), which prepared the appraisal report of Sendas Distribuidora, for the purposes of art. 256 of Law 6.404/76, in the context of the acquisition of the remaining participation of Sendas Distribuidora by Barcelona, a subsidiary of the Company.

2.         Describe the capacity of the recommended appraisers

The appraiser recommended by the Company’s Administration has renowned experience for purposes of preparing the appraisal report in question, as can be seen on its website (www.pwc.com.br).

3.         Furnish a copy of the proposed work and compensation of the recommended appraisers

The remuneration of the appraiser recommended by the Company’s Administration to prepare the appraisal report in question will be R$150,000.00 (one hundred fifty thousand Reais), in accord with the work proposal presented to the Company’s Administration and available to Shareholders at the Company’s headquarters.

4.         Describe any material relationship existing in the last 3 (three) years among the recommended appraisers and parties related to the company, as defined by the accounting rules that deal with these matters

PricewaterhouseCoopers Corporate Finance & Recovery Ltda. provides corporate and tax consulting services to Diniz Group.

Annex II to the Management Proposal – Ratification of the Acquisition of Control of Sendas Distribuidora S.A. (Art. 256 of Law 6.404/76)

(Annex 19 of CVM Instruction 481/2009 – Acquisition of Control)

1.    Describe the deal

The acquisition, by Barcelona, a subsidiary of the Company, of the shares issued by Sendas Distribuidora, not held yet by the Company, directly or indirectly, and currently owned by Sendas S.A. (“Seller”).

2.    Inform the reason, under the bylaws or the legislation, for which the deal was submitted to approval by the meeting

Article 256 of Law n. 6.404/76.

3.    As regards the company whose control has been or will be acquired:

a.      Inform the name and identification data

Sendas Distribuidora S.A., a Brazilian corporation, with registered offices in the City of São João de Meriti, State of Rio de Janeiro, on Rua João Antonio Sendas, 286, Jardim José Bonifácio, enrolled with the Corporate Taxpayers’ Registry (CNPJ/MF) under number 06.057.223/0001-71.

b.      Number of issued shares or quotas of each class or type

Sendas Distribuidora’s corporate capital, until the Annual and Special Shareholders Meeting of such company held on March 14, 2011, that approved the deal, was divided into 1,057,084,802 shares, all of which are registered and without par value, of the following classes and types:

(i)             500,002,000 common shares class “a”;

(ii)            58,229,050 common shares class “b”;

(iii)          341,770,950 preferred shares class “a”; and

(iv)          157,082,802 preferred shares class “b”.

c.      List all of the controlling shareholders or members of the controlling block, either direct or indirect, and their interest in the company capital, in the event they are related parties, as defined by the accounting rules on such matter

SHAREHOLDER	ONA	%	ONB	%	PNA	%	PNB	TOTAL	%
SÉ	250,000,000	49.9998%	29,114,525	50.0000%	170,885,469	50.0000%	0	449,999,994	42.5699%
CBD	1,000	0.0002%	0	0.0000%	0	0.0000%	157,082,802	157,083,802	14.8601%
SENDAS S.A.	250,001,000	50.0000%	29,114,525	50.0000%	170,885,471	50.0000%	0	450,000,996	42.5700%
OUTHER	0	0.0000%	0	0.0000%	10	0.0000%	0	10	0.0000%
TOTAL	500,002,000	100.00%	58,229,050	100.00%	341,770,950	100.00%	157,082,802	1,057,084,802	100.00%

d.      For each class or type of shares or quotas of the company whose control will be acquired, one must inform:

i.        The minimum, average and maximum sale price (quote) for each year, on the markets where they are traded, along the past three (3) years.

Not applicable, since Sendas Distribuidora is a closely-held corporation and its shares are not traded in any market.

ii.      The minimum, average and maximum sale price (quote) for each quarter, on the markets where they are traded, along the past two (2) years.

Not applicable, since Sendas Distribuidora is a closely-held corporation and its shares are not traded in any market.

iii.     The minimum, average and maximum sale price (quote) for each month, on the markets where they are traded, along the past six (6) months.

Not applicable, since Sendas Distribuidora is a closely-held corporation and its shares are not traded in any market.

iv.     The average sale price (quote), on the markets where they are traded, for the past 90 days.

Not applicable, since Sendas Distribuidora is a closely-held corporation and its shares are not traded in any market.

v.       The amount of the net worth at market prices, if the information is available;

R$ 501,900,000.00 (Five hundred and one millions, nine hundred thousand Brazilian Reais).

vi.     The amount of the annual net profits for the past two (2) fiscal years, monetarily updated

		Annual net profits per class
		Fiscal year ended on December 31
	Amount of Shares	2009	2010
ONA	500,002,000	10,496,400.26	1,550,617.95
ONB	58,229,050	1,222,385.94	180,581.30
PNA	341,770,950	7,174,700.68	1,059,908.10
PNB	157,082,802	3,297,594.74	487,148.88

TOTAL		22,191,081.62	3,278,256.22

4.    Major terms and conditions of the deal, including:

a.      Sellers’ identification

Sendas S.A., a Brazilian corporation, with registered offices in the city of São João de Meriti, State of Rio de Janeiro, at Rodovia Presidente Dutra, 4674, enrolled with the Corporate Taxpayers’ Registry (CNPJ/MF) under number 31.911.548/0001-17.

b.      Total number of shares or quotas acquired or to be acquired

250,001,000 common shares class “a”, all of which are registered and without par value.

c.      Total price

R$ 377,000,000.00

d.      Price per share or quota of each type or class

R$ 1.507994 per common share class “a”.

e.      Payment terms

Payment is to be made in 7 installments, the first of which in the amount of R$ 59,000,000.00, to be due on the closing date, and another 6 annual installments in the amount of R$ 53,000,000.00, to be due on July 1st 2011 to 2016. The amount of the 4th and 7th installments shall be updated under the IPCA as of July 1st, 2010.

f.       Suspensive and resolutive conditions to which the deal is subject

The deal is not subject to suspensive or resolutive conditions.

g.      Summary of seller’s representations and warranties

The seller and its controlling company, Sendas Empreendimentos e Participações Ltda. (“Sendas Empreendimentos”) have provided to the Company representations and warranties typical of deals of a like nature, especially those concerning the (i) qualification, legitimacy and authority, (ii) absence of violation and consent; (iii) no pending disputes, (iv) ownership to the shares, and (v) intellectual property assets.

h.      Rules on indemnification to be paid to purchasers

Both the Seller and Sendas Empreendimentos agree to be jointly and severally liable for compensating and holding Barcelona, the Companhia, Sendas Distribuidora and Sé, as well as their managers, employees, successors and/or assignees, harmless from any losses, damages, fines, penalties, injuries, costs and expenses that might be incurred, directly or indirectly, by any party above, as a result of: (i) any breach, misrepresentation, omission, error, mistake or inaccuracy of the representations and warranties provided by the Seller and by Sendas Empreendimentos; (ii) any breach, by the Seller and/or Sendas Empreendimentos of any commitment or obligation undertaken according to the purchase and sale commitment executed between the parties; and (iii) any supervening liabilities, including any and all obligations, either principal or ancillary, debts, actions, omissions, facts, responsibilities or contingencies of any nature, including but not limited to tax, labor, social security, regulatory, civil or commercial nature, and including attorney fees, resulting from acts, facts and/or omissions prior to February 1st 2004, and/or after such date (including, as a clarification, tax payments in installments granted after such date, but the object of which are debts originating from acts, facts and/or omissions prior to February 1st, 2004), not registered or registered, known or unknown, either disclosed or not disclosed to Barcelona, to the Company or to Sendas Distribuidora, connected with Seller’s transactions which might in any way be imputed to Sendas Distribuidora, the Companhia, Sé and/or Barcelona.

i.       Governmental approvals required

The transaction was approved by the Brazilian competition authorities.

j.       Guarantees offered

The Company is the grantor and main debtor, being jointly liable with Barcelona, for the due performance of all the obligations undertaken by Barcelona under the purchase and sale commitment executed between the parties. In the same manner, Sendas Empreendimentos is the grantor and main debtor, being jointly liable with the Seller, for the due performance of all the obligations undertaken by the Seller under the purchase and sale commitment executed between the parties.

5.    Describe the purpose of the deal

On October 19, 2006, Sendas S.A. notified the Company, exercising the purchase option, under Clause 6.7 of Sendas Distribuidora’s Shareholders’ Agreement, as a result of an alleged transfer of control of the company to its co-controlling owner, Casino Guichard-Perrachon. However, the Company and its controlling owners understood that such transfer of control had not occurred. In view of the stalemate, an arbitration proceeding was incepted.

Before the rendering of the arbitration award, on January 5, 2007, Sendas S.A. notified the Company, exercising its right to barter the total amount of the paid-in shares owned by it for preferred shares issued by the Company, in accordance with Clause 6.9.1 of Sendas Distribuidora’s Shareholders’ Agreement, by conditioning the effective performance of the barter to the occasional unfavorable arbitration award that might be rendered against itself. Still, as an alternative to the barter right, the Company could acquire the shares owned by Sendas S.A.

On April 29, 2008, the arbitration tribunal concluded in favor of the Company, and ruled that its controlling interest had not been sold. Consequently, one started negotiations between the Company and Sendas S.A. to effectively perform the abovementioned barter right. Thus, the purpose of this present deal is to perform the Company’s right to acquire the shares issued by Sendas Distribuidora, owned by Sendas S.A., as an alternative to the exercise of Sendas S.A.’s barter right.

6.    Provide analysis of the benefits, costs and risks of the deal

The Company is a domestic leader in the retail sector. Holding 100% of Sendas Distribuidora’s controlling interest represents a strategic movement that will enable consolidate and strengthen the transactions made in the State of do Rio de Janeiro, by providing a greater administrative and operational flexibility, in order to maintain leadership in that State. The deal will also extinguish the shareholders agreement of Sendas Distribuidora, with all of its provisions.

7.    Inform the costs to be incurred by the Company should the deal fail to be approved

Approximately R$ 1,500,000.00 with consultants.

8.    Describe the sources of funds for the deal

Company’s cash reserves.

9.    Describe the managers’ plans for the company whose control has been or will be acquired

The plans involve an even greater improvement to Rio de Janeiro stores, thus consolidating and maintaining market leadership, as well as focusing on broadening productivity and profits.

10.  Provide a grounded declaration of the managers towards the approval of the deal

The company management believes that the acquisition of Sendas Distribuidora shall strengthen its competitive position in Rio de Janeiro, increase value generation for Grupo Pão de Açúcar and its shareholders, for which reason one recommends the approval of the transaction without qualification or restriction.

11.  Describe any existing corporate relationship, even indirect, between:

a.      Any of the Sellers or the company whose control has been or will be acquired; and

b.      Parties related to the company, as defined by the accounting rules on the matter

See item 3(c) above.

12.  Provide details of any deal closed along the past two (2) years by parties related to the company, as defined by the accounting rules on the matter, that hold company interests or other securities or bonds of the company whose control has been or will be acquired

None.

13.  Provide copies of all the studies and appraisal reports prepared by the company or third parties, which have been the basis for negotiating the price of the deal

The appraisal report is available to shareholders in the Company’s headquarters located at Avenida Brigadeiro Luís Antônio, nº 3.142, the Capital of the State of São Paulo and the Company’s Investors Relations site (www.gpari.com.br), as well in the BM&FBOVESPA (www.bmfbovespa.com.br) and Brazilian Securities and Exchange Commission – CVM (www.cvm.gov.br).

14.  As regards third parties who have prepared studies or appraisal reports

a.      Inform the name

PricewaterhouseCoopers Corporate Finance & Recovery Ltda.

b.      Describe its qualifications

The appraiser has large experience for the preparation of the appraisal report as can be noted in its website (www.pwc.com.br).

c.      Describe how they were selected

The appraiser was selected after listing and comparison with other companies that provide this kind of service, based on their quality and experience in similar jobs.

d.      Inform whether they are parties related to the company, as defined by the accounting rules on the matter

PricewaterhouseCoopers Corporate Finance & Recovery Ltda. is not a Company’s related part.

Proposal of the Management – Capitalization of the Reserve

Dear Shareholders:

1. On the Annual and Special Shareholders Meeting of COMPANHIA BRASILEIRA DE DISTRIBUIÇÃO held on March 31, 2011, was approved the retention of the portion of R$514,725,583.07 of net income of the fiscal year of 2010, being R$463,253,024.76 for purposes of Reserve for Expansion (art. 35 of Company’s Bylaws) and R$51,472,558.31 based on art. 196 da Law 6.404/76.

2. With the implementation of the adjustments regarding the enforcement of the new international accounting standards, the portion of the retained net income of the fiscal year of 2010 changed to R$358,413,641.91, being R$322,572,277.72 of the Reserve of Expansion and R$35,841,364.19 of capital budgeting, with no adjustments on the results but sole against net equity of the fiscal year of 2010, as described herein:

Adjustments in order to IFRS adoption
Adjustment of PPA Nova Casa Bahia S.A.[1]	(R$103,924,141.18)
Further Adjustments	(R$52,386,731.30)
Total	(R$156,310,872.48)

1 Please check Note N. 16 ‘a’, of the financial statements of fiscal year of 2011 (http://www.mzweb.com.br/grupopaodeacucar/web/arquivos/GPA_DFP_2011_PORT.pdf)

3. The destination of the retained profit of 2010 was the herein:

(i) The Company’s Investment Plan for 2011 was up to R$1,410,000,000.00. However, the investment accomplished by the Company was R$1,582,723,505.47, being R$245,778,959.24 for purposes of the opening of new stores and acquisition of real estate, R$660,803,408.08 for purposes of store renovations and conversions and R$676,141,138.15 for infrastructure (IT and Logistics among others);

(ii) The Reserve for Expansion, on the amount of R$322,572,277.72, and the retention for purposes of Capital Budgeting, on the amount of R$35,841,364.19, were used for the execution of the investments accomplished. The gap on an amount of R$853,163,481.09, were supported by own resources from the Company, as well as resources obtained by means of third parties.

4. The Board of Executive Officers of the Company hereby proposes to the Annual and Special Shareholders Meeting which will be held on April 27, 2012 to increase the capital stock of the Company in the amount of R$358,413,641.91, without the issuance of new shares, through the capitalization of resources arising from the Reserve for Expansion in the amount of R$322,572,277.72 and from the Reserve of Earnings Retention based on the Capital Budgeting in the amount of R$35,841,364.19, both related with the fiscal year of 2010.

5. The aforementioned capitalization is justified to the extent that said amounts have already been used as part of the Company’s investment plan.

6. If said proposal is approved, the capital stock of the Company will be R$6,129,920,251.81 (six billion, one hundred twenty-nine million, nine hundred and twenty thousand, two hundred  and fifty-one Reais and eighty one cents) and, as a result, the article 4 of the By-laws shall become effective as follows:

“ARTICLE 4 - The Company’s Capital Stock is R$6,488,333,893.72 (six billion, four hundred eighty-eight million, three hundred thirty-three thousand eight hundred and ninety-three Reais and seventy two cents), entirely paid in and divided into 260,274,653 (two hundred sixty million two hundred seventy-four thousand, six hundred fifty-three) shares with no par value, of which 99,679,851 (ninety-nine million, six hundred and seventy-nine thousand, eight hundred and fifty-one) common shares and 160,594,802 (one hundred sixty million, five hundred ninety-four thousand, eight hundred and two) preferred shares”

7. In accordance with Article 11, item I, of CVM Instruction 481/2009, follows herein the caput  of Article 4thº of Company’s By-laws with the proposed alterations featured.

“ARTICLE 4 - The Company’s Capital Stock is ~~R$ 6.129.920.251,81 (six billion, one hundred twenty-nine million, nine hundred and twenty thousand, two hundred and fifty-one Reais and eighty one cents)~~, R$ 6,488,333,893.72 (six billion, four hundred eighty-eight million, three hundred thirty-three thousand eight hundred and ninety-three Reais and seventy two cents) entirely paid in and divided into 260.274.653 (two hundred sixty million two hundred seventy-four thousand, six hundred fifty-three) shares with no par value, of which 99,679,851 (ninety-nine million, six hundred and seventy-nine thousand, eight hundred and fifty-one) common shares and 160,594,802 (one hundred sixty million, five hundred ninety-four thousand, eight hundred and two) preferred shares”

8. In accordance with Article 11, item II of CVM Instruction 481/2009, such modification, legally, does not represent any loss for Company’s shareholders, since the capital increase, once approved, shall benefit every single shareholder, and there will not have issuance of new shares.

9. The members of the Board of Executive Officers attending the Shareholders Meeting will be entitled to render all the information deemed as convenient and necessary by the Shareholders for their decision making process. This is the proposal we have to present to which we expect the due approval.

São Paulo, April 11, 2012.

BOARD OF EXECUTIVE OFFICERS

Annex 14 of CVM Instruction 481/2009 – Capitalization of Reserves

1.     State the amount of the increase and the new capital stock.

The Company’s capital increase totaled R$358,413,641.91, raising the capital stock from R$6,129,920,251.81 to R$6,488,333,893.72.

2.     State whether the capital increase will occur due to: (a) the conversion of debentures into shares; (b) the exercise of subscription rights or subscription warrants; (c) the capitalization of profits or reserves; or (d) the subscription of new shares.

The capital increase will occur due to the capitalization of the Expansion Reserve and Retained Earnings based on the Capital Budgeting, without the issuance of new shares.

3.     Explain, in detail, the reasons for the capital increase and its legal and economic consequences.

Said capitalization is justified since the funds in the Expansion Reserve and Retained Earnings based on the Capital Budget have already been fully allocated within the Company’s investment plan.

4.     Provide a copy of the Fiscal Council Report.

See Annex I.

5.     In the case of capital increase through the subscription of shares.

Not applicable.

6.     In the case of a capital increase through the capitalization of profits or reserves:

a.      State whether the transaction will imply changes to the par value of the shares, if any, or the distribution of new shares to shareholders.

The Company’s shares have no par value. The proposed increase, to be carried out through the capitalization of the expansion reserve and retained earnings based on the capital budget, will not result in the distribution of new shares to shareholders.

b.      State whether the capitalization of profits or reserves will be exercised with or without changes in the number of shares, in the case of companies whose shares have no par value.

The capitalization of the expansion reserve and retained earnings will be carried out without altering the number of shares issued by the Company.

c.      In the case of distribution of new shares.

Not applicable.

d.      State the period established in paragraph 3 of Article 169 of Law 6404 of 1976.

Not applicable.

e.      State and provide information and the documents required in item 5 above, when applicable.

Not applicable.

7.     In case of a capital increase due to conversion of debentures into shares or by exercising subscription warrants.

Not applicable.

Annex to Annex 14 of CVM Instruction 481/2009 – Capitalization of Reserves

COMPANHIA BRASILEIRA DE DISTRIBUIÇÃO

Corporate Taxpayers’ ID (CNPJ/MF): 47.508.411/0001-56

Company Registry (NIRE): 35.300.089.901

FISCAL COUNCIL REPORT

The Fiscal Council, on this date and by conference call, examined the following Management Proposals:

1.            Management Proposal related to the increase in the Company’s capital stock in the amount of R$358,413,641.91, without the issuance of new shares, through the capitalization of resources arising from: (i) Reserve for Expansion, constituted at the Shareholders Meeting held on April 29, 2010, in the amount of R$322,572,277.72; and (ii) Reserve of Earnings Retention based on the Capital Budgeting in the amount of R$35,841,364.19. The referred capitalization is justified once the presented amounts were used within the Investment Plan of the Company.

In accordance with our examination, information and clarifications, the Fiscal Council report that the proposals aforementioned are suitable with said subjects and these proposals are in condition to be appreciated by the shareholders at the Annual and Special Shareholders Meeting.

São Paulo, April 11, 2012.

Management Proposal – Capitalization of the Goodwill Special Reserve Portion

Dear Shareholders: The Board of Executive Officers of COMPANHIA BRASILEIRA DE DISTRIBUIÇÃO, pursuant to the provisions in the “Goodwill Amortization Structure and Schedule Agreement” executed by the members of the Diniz family (per se and by its affiliates) and Casino, with the Company’s intervention, on June 22, 2005 and amended on September 28, 2006 (“Goodwill Agreement”), and after the analysis of the Management Report and the Financial Statements for the year ended December 31, 2011, proposes the General Meeting the increase in the Company’s capital stock in the amount of R$ 200,905,749.69, by means of the capitalization of the goodwill special reserve portion, in the amount equivalent to the effective income tax amount no longer collected by the Company in calendar year 2011 due to the goodwill amortization paid by the Casino Group in the acquisition of its respective investment in the Company.

As provided for by the Goodwill Agreement, 20% of the total increase amount, that is, R$ 40,181,206.41, will be capitalized without the issue of new shares, benefiting all shareholders and 80% of the total increase amount, that is, R$160,724,543.28, will be capitalized in benefit of the Company’s controlling shareholder, Wilkes Participações S.A., joint-stock company duly incorporated and existing in accordance with the laws of the Federative Republic of Brazil, headquartered in the city of São Paulo, State of São Paulo, Brazil, at Av. Brigadeiro Luis Antônio, 3126, and registered under Corporate Taxpayer’s ID the National Registration of Legal Entities (CNPJ/MF) 04.745.350/0001-38 (“Wilkes”), pursuant to Article 7, caput of CVM Instruction no. 319/99, by means of the issue of new preferred shares. Such amount represents R$ R$56.47 less than the amount of R$160,724,599.75, established by the Notice of the Ordinary and Extraordinary General Meeting to be held on April 27, 2012, which correspond to a portion of the increasing to be capitalized in favor of the Company’s Shareholders. Referred difference, on the amount of R$ 56.47, shall be add to the portion of the increasing of R$40,181,149.94, which shall be capitalized in favor of every single shareholder, accomplishing the amount of R$ 40,181,206.41.

The Company’s shareholders will have the preemptive right, pursuant to paragraph 2nd of Article 171 of Law 6,404/76. Should any shareholder decide to exercise the preemptive right, the amounts paid by the shareholder will be directly delivered to Wilkes. The preemptive right shall be exercised within thirty (30) consecutive days, as of the publication of a Notice to Shareholders informing on the start of such a term.

The issue price was determined based on the weighted average of the fifteen (15) trading sessions prior to the publication of the first Call Notice of the General Meeting which will discuss the proposed capital increase, in accordance with item III of paragraph 1 of Article 170 of Law 6,404/76 (as amended), corresponding therefore to R$ 85.66 per preferred share. Thus, 1,876,308 preferred Company shares will be issued, totaling R$ 160,724,543.28.

Thus, in view of the approval of (i) the Management Proposal of April 11, 2012, to capitalize the Expansion Reserve and Profit Retention Reserve based on the Capital Budgeting, resulting in the increase of Company’s capital stock dated on March 31, 2011; and (ii) the present Proposal by Shareholders, the Company’s capital stock will change of R$ 6,488,333,893.72 (six billion, four hundred eighty-eight million, three hundred thirty-three thousand eight hundred and ninety-three Reais and seventy two cents) to R$ 6,689,239,643.41 (six billion, six hundred eighty nine million, two hundred and thirty-nine thousand six hundred and forty-three Reais and forty one cents), divided into 262,150,961  shares with no par value, of which 99,679,851 are common shares and 162,471,110  are preferred shares.

Subsequently, the caput of Article 4th of the Company’s Bylaws will become effective with the following wording:

“ARTICLE 4 - The Company’s Capital Stock is R$ 6,689,239,643.41 (six billion, six hundred eighty nine million, two hundred and thirty-nine thousand six hundred and forty-three Reais and forty one cents) entirely paid in and divided into 262,150,961 (two hundred sixty-two million, one hundred and fifty thousand, nine hundred sixty-one) shares with no par value, of which 99,679,851 (ninety-nine million, six hundred and seventy-nine thousand, eight hundred and fifty-one) are common shares and 162.471.110 (one hundred sixty-two million, four hundred seventy-one thousand, one hundred and ten) are preferred shares”

In accordance with article 11, item I, of ICVM 481/2009, follows herein the chapeau of article 4th of the Company’s Bylaws with the proposed alterations:

“ARTICLE 4 - The Company’s Capital Stock is ~~R$ 6,488,333,893.72 (six billion, four hundred eighty-eight million, three hundred thirty-three thousand eight hundred and ninety-three Reais and seventy two cents~~)  R$ 6,689,239,643.41 (six billion six hundred and eighty-nine million, two hundred thirty nine thousand, six hundred forty-three Dollars and forty cents) entirely paid in and divided into ~~260,274,653 (two hundred sixty million two hundred seventy-four thousand, six hundred fifty-three)~~ 262,150,961 (two hundred sixty-two million, one hundred and fifty thousand, nine hundred sixty-one) shares with no par value, of which are common shares and ~~160,594,802 (one hundred sixty million, five hundred ninety-four thousand, eight hundred and two~~ 162.471.110 (one hundred sixty-two million, four hundred seventy-one thousand, one hundred and ten) are preferred shares.”

In accordance with article 11, item II of ICMV 481/2009, the alteration hereafter proposed, legally, does not imply any loss for Company’s shareholders, since the every single shareholder of the company shall be able to exercise its right of preference, under the terms of the Notice to Shareholders, which shall be published after the Ordinary and Extraordinary General Meeting, once this proposal is approved.

The Members of the Company’s Management attending the Meeting will be entitled to render all the information deemed as convenient and necessary by the Shareholders for their decision making process. This is the proposal we have to present, to which we expect the due approval.

São Paulo, April 11, 2012.

BOARD OF EXECUTIVE OFFICERS

Annex 14 of CVM Instruction 481/2009 – Capitalization of the Goodwill Special Reserve Portion

1. State the amount of the increase and the new capital stock.

The Company’s capital increase totaled R$200,905,749.69, raising the capital stock from R$6,488,333,893.72 to R$6,689,239,643.41.

2. State whether the capital increase will occur due to: (a) the conversion of debentures into shares; (b) the exercise of subscription rights or subscription warrants; (c) the capitalization of profits or reserves; or (d) the subscription of new shares.

The capital increase will occur due to the capitalization of the Expansion Reserve and Retained Earnings based on the Capital Budgeting, without the issuance of new shares. As described herein.

3. Explain, in detail, the reasons for the capital increase and its legal and economic consequences.

The increase in capital is made due the capitalization of the goodwill special reserve portion, on the amount of the effective fiscal credit earned by the Company n the year of 2011, equivalent to R$200,905,749.69, due the amortization of the goodwill paid by Grupo Casino on the acquisition of its respective investment on the Company, as provided on the “Goodwill Amortization Structure and Schedule Agreement” established by Família Diniz (per se or by its affiliates) and Casino, with the Company as intervener, on June 22, 2005 and amended on September 28, 2006 (“Goodwill Agreement”).

In accordance with the Goodwill Agreement, 20% of the total increasing, R$40,181,206.41, shall be capitalized with no issuing of new shares, in benefit of all shareholders and 80% of total increasing, R$160,724,543.28, shall be capitalized in benefit of the Company’s controlling shareholder, Wilkes Participações S.A., an incorporated company dully incorporated under the laws of Brazil, headquartered at Av. Brigadeiro Luís Antônio, No. 3.126, and registered on the Brazilian tax payer number under the No. 04.745.350/0001-38 (“Wilkes”), under the terms of article 7th if CVM Instruction 319/99, by the issuing of new preferred shares. Such amount is R$ 56.47 less than the amount of R$160,724,599.75, as disclosed by the Call Notice of the Ordinary and Extraordinary General Meeting to be held on April 30, 2012, which correspond to the portion to be capitalized in benefit of the Company’s controlling shareholder. The referred gap, on the amount of R$ 56.47 shall be added to the portion of the increasing of R$ 40,181,149.94, in which shall be capitalized in benefit of the shareholders, reaching an amount of R$40,181,206.41.

In connection with the capital increasing with issuing of new shares, shall be assured to the Company’s shareholders the preemptive right, under the terms of Paragraph 2nd, of Art. 171 of Law 6.404/76. In case of exercise of preemptive right by any of the shareholders, the amounts paid by this shareholders shall be forwarded to Wilkes. The preemptive right shall be exercised in the period of thirty (30) calendar days, starting by the publication of the Notice to Shareholders disclosing the beginning of the period.

4. Provide a copy of the Fiscal Council Report.

Please check Annex I.

5. In the case of capital increase through the subscription of shares

a. Describe the destination of the resources

The proceeds will be fully allocated to the Company’s capital.

b. Inform the number of stocks issued of each type and class

A total of 1,876,308 preferred shares will be issued.

c. Describe the rights, advantages and restrictions of the shares to be issued

Preferred shares will be entitled the following advantages and preferences:

(i)      Priority in capital refund, whose amount will be calculated by dividing the Capital Stock by the number of outstanding shares, without premium, in case the Company is liquidated;

(ii)     Priority in receiving minimum annual dividend, non-cumulative, in the amount of R$0.08 per one (1) preferred class A share;

(iii)    Participation with the same conditions granted to common shares in the distribution of bonus shares resulting from the capitalization of reserves or accrued profits; and

(iv)    Participation in receiving the dividend provided for in article 35, IV, item “c” of the Bylaws, which shall be distributed to the common and preferred shares in such a manner that each preferred class A share will receive a dividend that is ten percent (10%) higher than the one attributed to each common share, pursuant to article 17, paragraph 1 of Law 6,404/76, amended by Law 10,303/01, including, for purposes of this calculation, in the sum of the total dividend paid to preferred shares, the amount paid as minimum dividend pursuant to item “b” of this Paragraph 1st.

d. Inform whether the subscription will be public or private

Private subscription.

e. For a private subscription, inform if related parties, as defined by the accounting rules addressing this matter, will subscribe shares in the capital increase, reporting the respective amounts, if such amounts are already known.

Pursuant to item 3 above, 80% of the total increase, that is R$ 160,724,543.28, will be capitalized to the benefit of Wilkes, pursuant to article 7, caput, of Instruction CVM 319/99. The effective number of shares subscribed by Wilkes will be known after the end of the deadline for the exercise of the preemptive right by the minority shareholders as described in item 3 above.

f. Inform the issuance price of the new shares, or the reasons why the board of directors should be in charge of setting it, for public distributions.

R$85.66 (eighty-five Reais and sixty six cents) per preferred share.

g. Inform the face value of the shares issued or, for non-par shares, the portion of the issuance price that will be allocated to the capital reserve.

Not applicable

h. Management’s opinion on the effects of the capital increase, especially with regard to the dilution caused by the increase.

Pursuant to item 3 above, 20% of the total increase, that is R$ 40,181,206.41, will be capitalized without the issuance of new shares, to the benefit of all shareholders, and 80% of the total increase, that is R$ 160,724,543.28, will be capitalized to the benefit of Wilkes, pursuant to article 7, caput of Instruction CVM 319/99, through the issuance of new preferred class A shares. Since upon the issuance of new shares the Company’s shareholders will be ensured the preemptive right, pursuant to paragraph 2 of article 171 of Law 6,404/76, there will be no harm or dilution to the other shareholders of the Company.

i. Inform the criteria to calculate the issuance price and justify in details the economic aspects that have led to this choice.

The issue price was determined based on the weighted average of the fifteen (15) trading sessions prior to the publication of the first Call Notice of the General Meeting which will discuss the proposed capital increase, in accordance with item III of paragraph 1 of Article 170 of Law 6,404/76 (as amended), corresponding therefore to R$85.66 (eighty-five Reais and sixty six cents) per preferred share.

j. In case the issuance price was set with a premium or discount over the market value, identify the reason for such premium or discount, and explain how it was determined.

Not applicable.

k. Provide a copy of all reports and studies that supported the determination of the issuance price.

In accordance with item “j” above, the issuance price will be defined based on the average of fifteen (15) prior trading sessions before the first Call Notice of the Annual and Special Shareholders Meeting in which the shareholders will deliberate to. See Exhibit II, in which contain the referred quotation.

l. Inform the quotation of each type and class of the Company’s shares in the markets where they are traded, including:

i.        Minimum, average and maximum quotation in each of the last three (3) years (Amounts in R$ per share)

PCAR4

Date	Minimum	Maximum	Medium
2009	27,97	65,02	41,75
2010	54,42	71,20	62,10
2011	56,00	73,25	64,67

ii.      Minimum, average and maximum quotation in each quarter of the last two (2) years (Amounts in R$ per share)

PCAR4

Date	Minimum	Maximum	Medium
1T2010	57,65	68,19	62,57
2T2010	54,42	64,11	59,26
3T2010	56,15	64,50	60,34
4T2010	59,33	71,20	66,40
1T2011	58,93	70,21	64,16
2T2011	62,30	73,25	67,54
3T2011	56,00	72,99	62,76
4T2011	56,05	68,84	64,30

iii.     Minimum, average and maximum quotation in each of the last six (6) months (Amounts in R$ per share)

PCAR4

Date	Minimum	Maximum	Medium
Out/11	56,05	68,84	63,22
Nov/11	59,58	66,15	63,07
Dez/11	64,49	68,75	66,49
Jan/12	66,00	73,00	69,65
Fev/12	73,25	80,00	75,90
Mar/12	79,80	87,45	84,08

iv.     Average quotation in the last 90 days (Average quotation from January , 2012 to April 11, 2012): PCAR4: R$ 79.2185 per share.

m. Inform the shares’ issuance price in capital increases made in the last three (3) years

Date	Total Amount	Issued Shares	Shares’ Issuance Price
April 04, 2009	R$88.780.155,73	80% of the increase of the capital stock was converted on 2,197,528 preferred shares	R$ 32,32 per share
September 21, 2009	R$664.361.840,00	16.609.046 preferred shares class B	R$ 40,00 per share
March 29, 2010	R$83.908.229,25	80% of the increase of the capital stock was converted on 1.111.551 preferred shares class A	R$ 60,39 per share
March 31, 2011	R$105.674.982,41	80% of the increase of the capital stock was converted on 1.354.156 preferred shares	R$ 62,43 per share

n. Percentage of potential dilution resulting from the issuance

There will be no dilution, as described in item 5 (h) above.

o. Inform the deadlines, conditions and means of subscription and payment for the shares issued

Described in item 3 above.

p. Inform if the shareholders will be granted the preemptive right to subscribe the new shares issued and provide details on the terms and conditions this right is subject to

Upon the issuance of new shares, the Company’s shareholders will be granted the preemptive right, pursuant to paragraph 2 of article 171 of Law 6,404/76. If any shareholder decides to exercise his preemptive right, the amounts paid by him will be transferred directly to Wilkes. The preemptive right shall be exercised within up to thirty (30) calendar days following the publication of the Notice to Shareholders informing on the beginning of such deadline.

Shall have the right to participate on capital increasing the Company’s shareholders on the date of the Annual and Special Shareholders Meeting of 2012. The stocks acquired from April 30, 2012, including, shall not have the right of subscription.

The preemptive right of Company’s shareholders Will be exercised on the proportion of 0.72154018% on new preferred shares, under the terms of art. 171, caput, of Law 6.404/76.

There will not be a new general Meeting for purposes of ratifying the Company’s capital increasing after the preemptive period.

q. Management proposal for the treatment of occasional unsubscribed shares.

There will be no unsubscribed shares since all preferred shares to be issued will be capitalized to the benefit of Wilkes, observing the Company’s shareholders’ preemptive right, pursuant to item 5 “p” above.

r. Describe in detail the procedures to be adopted in case a partial homologation is expected for the capital increase.

Not applicable.

s. In case the issuance price is fully or partially realized in assets:

Not applicable.

6.      In the case of a capital increase through the capitalization of profits or reserves:

a.      State whether the transaction will imply changes to the par value of the shares, if any, or the distribution of new shares to shareholders.

The Company’s shares have no par value. The proposed increase, to be carried out through the capitalization of the expansion reserve and retained earnings based on the capital budget, will represent the issuing of new shares, and that a portion of the capital increasing representing 80% of total amount shall be issued by means of particular subscription, with the issuing of new shares in benefit of Wilkes, reserved the preemptive right in accordance with item 5 h above, and the remaining portion, representing 20% of the total amount, shall be capitalized with no issuing of new shares, in benefit of all shareholder, as described on item 3 above.

b.      State whether the capitalization of profits or reserves will be exercised with or without changes in the number of shares, in the case of companies whose shares have no par value.

In accordance with item 3 above, 20% of total amount shall be capitalized with no issuing of new shares, in benefit of all shareholders and 80% of the total amount of capital increasing shall be capitalized in benefit of Wilkes, under the terms of art. 7th of Instruction CVM 319/99, by means of issuing of new preferred shares.

c. In the case of distribution of new shares

i. To inform the number of shares issued by each class and type.

Shall be issued 1,876,308 preferred shares.

ii. To inform the percentage of shareholders that shall receive stocks.

Every new shares, corresponding to 80% of capital increasing, shall be issued in benefit of Wilkes, being assured the preemptive right, in accordance with item 3 above.

iii. Describe the rights, advantages and restrictions assigned to the stocks to be issued

The new preferred shares shall have the same rights and characteristics of the preferred shares yet issued, but shall not receive the dividends of the period of the fiscal year ended on December 31, 2011.

iv. Inform the cost of acquisition, in Reais per stock, to be assigned to shareholders for purposes of art. 10 of Law 9.249, of December 29, 1995.

R$ 85,66 (eighty-five Reais and sixty six cents).

v. Inform the treatment of the portions, if applicable.

Not applicable.

d.     State the period established in paragraph 3 of Article 169 of Law 6404 of 1976.

Not applicable.

e.         State and provide information and the documents required in item 5 above, when applicable.

Not applicable.

7.   In case of a capital increase due to conversion of debentures into shares or by exercising subscription warrants.

Not applicable.

Annex I to Annex 14 of CVM Instruction 481/2009 – Capitalization of the Goodwill Special Reserve Portion

COMPANHIA BRASILEIRA DE DISTRIBUIÇÃO

Corporate Taxpayers’ ID (CNPJ/MF): 47.508.411/0001-56

Company Registry (NIRE): 35.300.089.901

FISCAL COUNCIL REPORT

The Fiscal Council, on this date and by conference call, examined the following Management Proposals:

Management Proposal related to the increase in the Company’s capital stock in the amount of R$ 200,905,749.69, by means of capitalization of resources arising from: (i) Capitalization of the Goodwill Special Reserve Portion, on an amount equivalent to the effective fiscal credit earned by the Company for the fiscal year ended on 2011, due the amortization of the goodwill paid by Grupo Casino on the acquisition of its respective investment on the Company.

In accordance with our examination, information and clarifications, the Fiscal Council report that the proposals aforementioned are suitable with said subjects and these proposals are in condition to be appreciated by the shareholders at the Annual and Special Shareholders Meeting.

São Paulo, April 11, 2012.

Annex II to Annex 14 of CVM Instruction 481/2009 – Capitalization of the Goodwill Special Reserve Portion

Evolution of PCAR4 quotation in the fifteen (15) trading sessions prior to the publication of the first Call Notice of the Shareholders Meeting

Date	PCAR4 (R$) Quotation
March 21, 2012	R$ 84.31
March 22, 2012	R$ 83.08
March 23, 2012	R$ 82.84
March 26, 2012	R$ 85.85
March 27, 2012	R$ 87.41
March 28, 2012	R$ 86.25
March 29, 2012	R$ 86.07
March 30, 2012	R$ 86.22
April 2, 2012	R$ 87.68
April 3, 2012	R$ 87.00
April 4, 2012	R$ 85.59
April 5, 2012	R$ 86.37
April 9, 2012	R$ 86.06
April 10, 2012	R$ 84.90
April 11/, 2012	R$ 85.97
Average	R$ 85.66

Management Proposal – Amendment to the Company’s Bylaws

Dear Shareholders: The Board of Executive Officers of the COMPANHIA BRASILEIRA DE DISTRIBUIÇÃO proposes to the Shareholders’ Meeting the following changes in the By-laws:

(i)             Amending items ‘a’, ‘f’, ‘g’, ‘k’, ‘n’, ‘o’ and ‘u’, in § 1 of Article 2 of the By-laws, to standardize the list of activities undertaken by the Company and its subsidiaries;

(ii)            Including items ‘u’ and ‘v’ in § 1 of Article 2 of the By-laws, to contemplate the activities of “leasing and subleasing of its own or third-party furnishings” and “provision of management services”, with the consequent renumbering of the subsequent items; and

(iii)           Including the Sole Paragraph in Article 1 and amending Paragraph 2 of Article 12, toward conforming the text in the Company’s By-laws to the terms of the new Listing Regulations for Corporate Governance Level 1 of the BMF&BOVESPA S.A. – Bolsa de Valores, Mercadorias e Futuros.

Accordingly, if this proposal is approved, the above-mentioned Articles will take effect with the redaction transcribed below:

“ARTICLE 1 - COMPANHIA BRASILEIRA DE DISTRIBUIÇÃO is a stock corporation with head offices and jurisdiction at Av. Brigadeiro Luís Antonio, No. 3142, in the City of São Paulo, Federative Republic of Brazil, hereinafter governed by these By-laws, by Law 6,404 dated December 15, 1976, as amended, and other applicable legal provisions.

Sole Paragraph – Upon the Company’s admission to the special listing segment called Corporate Governance Level 1 for the BM&FBOVESPA S.A. – Bolsa de Valores, Mercadorias e Futuros (“BM&FBOVESPA”), the Company, its shareholders, Administrators and members of the Fiscal Council, when installed, subject themselves to the provisions of the Regulamento de Listagem do Nível 1 de Governança Corporativa da BM&FBOVESPA (“Level 1 Regulation”).”

“ARTICLE 2 - The corporate purpose of the Company is the sale of manufactured, semi-manufactured or raw products, both Brazilian and foreign, of any type or species, nature or quality, provided that the sale of such products is not prohibited by law.

First Paragraph - The Company may also engage in the following activities:

a) manufacture, processing, handling, transformation, exportation, importation and representation of food or non-food products either on its own or through third parties;

b) international trade, including that involving coffee;

c) importation, distribution and sale of cosmetic products for hygienic or make-up purposes, toiletries, sanitary and related products and food supplements;

d) sale of drugs and medicines, pharmaceutical and homeopathic specialties; chemical products, accessories, dental care equipment, tools and equipment for surgery; production of chemical products and pharmaceutical specialties, with the possibility that such activities of the Company are specialized as Allopathic Drugstore or Pharmacy, Homeopathic Drugstore or Pharmacy, or Manipulation Drugstore of each specialty;

e) sale of oil products, filling up of fuels of any kind, rendering of technical assistance services, garage, repair, washing, lubrication, sale of accessories and other similar services, of any vehicles;

f) sale of products, drugs and general veterinary medicines; veterinary consultation, clinic and hospital and pet shop with bath and shearing service;

g) rental of any recorded media;

h) provision of photo, film and similar studio services;

i) execution and administration of real estate transactions, purchasing, promoting subdivisions and incorporations, leasing and selling real estate properties on the Company’s own behalf as well as for third parties;

j) acting as distributor, agent and representative of merchants and industrial concerns established in Brazil or abroad and, in such capacity, for consignors or on its own behalf acquiring, retaining, possessing and carrying out any operations and transactions in its own interests or on behalf of such consignors;

k) provision of data processing services;

l) building and construction services of all kinds, either on its own behalf or for third parties, purchase and sale of construction materials and installation and maintenance of air conditioning systems, cargo loaders and freight elevators;

m) utilization of sanitary products and related products;

n) general municipal, state and interstate ground freight transportation for its own products and those of third parties, including warehousing, depositing, loading, unloading, packaging and guarding any such products, and subcontracting the services contemplated in this item;

o) communication services, general advertising and marketing, including for bars, cafes and restaurants, which may extend to other compatible or connected areas, subject to any legal restrictions;

p) purchase, sale and distribution of books, magazines, newspapers, periodicals and similar products;

q) performance of studies, analyses, planning and market research;

r) performance of market tests for the launching of new products, packing and labels;

s) creation of strategies and analyses of "comportamento setorial de vendas" (sector sales behavior), of special promotions and advertising;

t) provision of management services of food, meal, drugstore, fuel and transportation vouchers/cards and other cards resulting from the activities related to its corporate purpose;

u) leasing and subleasing of its own or third-party furnishings;

v) provision of management services; and

w) representation of other companies, both Brazilian and foreign, and participation as a partner or shareholder in the capital stock of other companies irrespective of their form or object, and in commercial enterprises of any nature.

Second Paragraph - The Company may guarantee or endorse business transactions of its interest, although it must not do so merely as a favor.”

“ARTICLE 12 - The Company shall be managed by a Board of Directors and an Executive Officers Committee.

First Paragraph - The term of office of the members of the Board of Directors and the Executive Officers Committee shall be 3 (three) years, reelection being permitted.

Second Paragraph - The Directors and the Executive Officers shall take office by signing their oaths in the Book of Minutes of the Board of Directors or of the Executive Officers Committee, as the case may be.  The investiture of the members of the Board of Directors and the Executive Officers Committee shall be conditioned on prior execution of the Statement of Consent of the Administrators under the terms of the provision in the Level 1 Regulation, as well as compliance with the applicable legal requirements.

Third Paragraph - The term of office of the Directors and Executive Officers shall extend until their respective successors take office.

Fourth Paragraph - The minutes of the meetings of the Board of Directors and of the Executive Officers Committee shall be recorded in the proper book, which shall be signed by the present Directors and Executive Officers, as the case may be.”

In compliance with article 11, item I of ICVM 481/2009, a copy of the Company’s By-laws highlighting the proposed amendments is annexed to this administration proposal.

Furthermore, in compliance with the provision in article 11, item II of ICVM 481/2009 and considering their above-indicated justifications and origins, the amendments proposed herein have the following economic and legal fundamentals and effects:

Amendment	Economic Effects	Legal Effects
Change to items ‘a’, ‘f’, ‘g’, ‘k’, ‘n’, ‘o’ and ‘u’, in § 1 of Article 2	None	None
Inclusion of items ‘u’ and ‘v’, in § 1 of Article 2	None	None
Inclusion of the sole § of Article 1	None	The Company’s shareholders shall be automatically bound by the norms of the Level 1 Regulation.
Change to § 2 of Article 12	None

The investiture of the members of the Board of Directors and of the Executive Officers Committee shall be conditioned upon prior subscription of the Statement of Consent of the Administrators under the terms of the provision in the Level 1 Regulation, as well as on compliance with the applicable legal requirements.

The Administrators present at the Shareholders’ Meeting will be ready to provide all the information that Shareholders deem convenient and necessary for their sovereign decisions. This is the proposal we have to offer, of which we hope for approval.

São Paulo, April 11, 2012.

BOARD OF EXECUTIVE OFFICERS

Annex to the Management Proposal – Amendment to the Company’s Bylaws

Copy of By-Laws containing highlighted the proposed amendments, according to the Article 11, item I, of CVM Instruction 481/2009.

“COMPANHIA BRASILEIRA DE DISTRIBUIÇÃO

Corporate Taxpayers’ ID (CNPJ/MF): 47.508.411/0001-56

Company Registry (NIRE): 35.300.089.901

Authorized-Capital Publicly-Held Corporation

CHAPTER I

NAME, HEAD OFFICE, PURPOSE AND DURATION

ARTICLE 1 - COMPANHIA BRASILEIRA DE DISTRIBUIÇÃO is a stock corporation with head offices and jurisdiction at Av. Brigadeiro Luís Antonio, No. 3142, in the City of São Paulo, Federative Republic of Brazil, hereinafter governed by these By-laws, by Law 6,404 dated December 15, 1976, as amended, and other applicable legal provisions.

Sole Paragraph – Upon the Company’s admission to the special listing segment called Corporate Governance Level 1 for the BM&FBOVESPA S.A. – Bolsa de Valores, Mercadorias e Futuros (“BM&FBOVESPA”), the Company, its shareholders, Administrators and members of the Fiscal Council, when installed, subject themselves to the provisions of the Regulamento de Listagem do Nível 1 de Governança Corporativa da BM&FBOVESPA (“Level 1 Regulation”).

ARTICLE 2 - The corporate purpose of the Company is the sale of manufactured, semi-manufactured or raw products, both Brazilian and foreign, of any type or species, nature or quality, provided that the sale of such products is not prohibited by law.

First Paragraph - The Company may also engage in the following activities:

a)         manufacture, processing, handling, transformation, exportation, importation and representation of food or non-food products either on its own or through third parties;

b)         international trade, including that involving coffee;

c)         importation, distribution and sale of cosmetic products for hygienic or make-up purposes, toiletries, sanitary and related products and food supplements;

d)         sale of drugs and medicines, pharmaceutical and homeopathic specialties, chemical products, accessories, dental care equipment, tools and equipment for surgery, production of chemical products and pharmaceutical specialties, with the possibility that such activities of the Company are specialized as Drugstore, Allopathic Drugstore, Homeopathic Drugstore or Manipulation Drugstore of each specialty;

e)         sale of oil products, filling up of fuels of any kind, rendering of technical assistance services, garage, repair, washing, lubrication, sale of accessories and other similar services, of any vehicles;

f)          sale  of products, drugs and general veterinary medicines; veterinary consultation, clinic and hospital and pet shop with bath and shearing service;

g)         rental of ~~VCR tapes~~ any recorded media;

h)         provision of photo, film and similar studio services;

i)          execution and administration of real estate transactions, purchasing, promoting subdivisions and incorporations, leasing and selling real estate properties on the Company’s own behalf as well as for third parties;

j)          acting as distributor, agent and representative of merchants and industrial concerns established in Brazil or abroad and, in such capacity, for consignors or on its own behalf acquiring, retaining, possessing and carrying out any operations and transactions in its own interests or on behalf of such consignors;

k)         provision of data processing services;

l)          building and construction services of all kinds, either on its own behalf or for third parties, purchase and sale of construction materials and installation and maintenance of air conditioning systems, cargo loaders and freight elevators;

m)        utilization of sanitary products and related products;

n) general municipal, state and interstate ground freight transportation for its own products and those of third parties, including warehousing, depositing, loading, unloading, packaging and guarding any such products, and subcontracting the services contemplated in this item;

o)         communication services, general advertising and marketing, including for bars, cafes and restaurants, which may extend to other compatible or connected areas, subject to any legal restrictions;

p)         purchase, sale and distribution of books, magazines, newspapers, periodicals and similar products;

q)         performance of studies, analysis, planning and markets research;

r)          performance of market test for the launching of new products, packing and labels;

s)         creation of strategies and analysis of "comportamento setorial de vendas", of special promotions and advertising;

t)          provision of management services of food, meal, drugstore, fuel and transportation vouchers/cards and other cards resulting from the activities related to its corporate purpose; and

u)         leasing and subleasing of its own or third-party furnishings;

v)         provision of management services; and

w~~u~~)       representation of other companies, both Brazilian and foreign, and participation as a partner or shareholder in the capital stock of other companies irrespective of their form or object of same, and in commercial enterprises of any nature.

Second Paragraph - The Company may provide guarantees or collateral for business transactions of its interest, although it must not do so merely as a favor.

ARTICLE 3 - The Company’s term of duration shall be indefinite.

CHAPTER II

CAPITAL STOCK AND SHARES

ARTICLE 4 - The Company Capital is six billion, six hundred eighty-nine million, two hundred thirty-nine thousand, six hundred forty-three Brazilian Reais and forty-one cents (R$6,689,239,643.41), fully paid in and divided into 262,150,961 (two hundred sixty-two million, one hundred and fifty thousand, nine hundred sixty-one) shares with no par value, of which ninety-nine million, six hundred seventy-nine thousand and eight hundred fifty-one (99,679,851) are common shares and 162,471,110 (one hundred sixty-two million, four hundred seventy-one thousand, one hundred and ten) are preferred shares.”

First Paragraph - The shares of capital stock are indivisible in relation to the Company and each common entitles its owner to one vote at the General Shareholders' Meetings.

Second Paragraph - The shares shall be recorded in book-entry systems and be kept in deposit accounts on behalf of their holders with the authorized financial institution designated by the Company, without issuance of share certificates.

Third Paragraph – Shareholders can, at any time, convert common shares into preferred shares, since they are paid-up and observing the limit of article 5 below. Conversion requests should be sent in writing to the Executive Officers Committee (“Diretoria”). Conversion requests received by the Executive Officers Committee (“Diretoria”) should be ratified on the first Board of Directors’ meeting, since the conditions above are complied with.

Fourth Paragraph - The cost of the service of transferring the ownership of the book-entry shares charged by the depositary financial institution may be passed on to the shareholder, pursuant to the third paragraph of Article 35 of Law No. 6,404 dated 12/15/76, subject to the maximum limits established by the Brazilian Securities Exchange Commission ("Comissão de Valores Mobiliários").

ARTICLE 5 - The Company is entitled to issue new shares without maintaining proportion between types and/or classes of the existing shares, provided that the number of preferred shares shall not exceed the limit of 2/3 (two thirds) of the total issued shares.

First Paragraph - The preferred shares shall be entitled to the following privileges and preferences:

a) priority in the reimbursement of capital, in an amount calculated by dividing the Capital Stock by the number of outstanding shares, without premium, in the event of liquidation of the Company;

b) priority in the receipt of a minimum annual dividend in the amount of R$ 0.08 (eight cents of Real) per 1 (one ) preferred share, on a non-cumulative basis;

c) participation under equal conditions as the common shares in the distribution of bonus shares resulting from capitalization of reserves or retained earnings; and

d) participation in the receipt of dividend as set forth in Article 35, IV, item "c" of these By-Laws, which shall be distributed for the common and preferred shares so as to for each preferred share shall be ascribed a dividend ten percent (10%) higher than the dividend assigned to each common share, pursuant to the provisions of Article 17, first paragraph, of Law No. 6,404/76, as amended by Law No. 10,303/01, including, for purposes of such calculation, in the sum of the total amount of dividends paid to the preferred shares, the amount paid as minimum dividend set forth in item "b" of this First Paragraph.

Second Paragraph - The preferred shares shall have no voting rights.

Third Paragraph - The preferred shares shall acquire voting rights in the event that the Company fails to pay the minimum or fixed dividends to which they are entitled according to these By-laws for a period of 3 (three) consecutive fiscal years, according to the provisions of first paragraph of Article 111 of Law No. 6,404/76. These voting rights will cease upon the payment of such minimum or fixed dividends.

ARTICLE 6 - The Company is authorized to increase its Capital Stock by resolution of the Board of Directors without the need to amendment the Company by-laws, up to the limit of 400,000,000 (four hundred million) shares, through issuance of new common or preferred shares, with due regard to the limit established in article 5 above.

First Paragraph - The limit of the Company’s authorized capital shall only be modified by decision of a General Shareholders Meeting.

Second Paragraph - Within the limit of the authorized capital and in accordance with the plan approved by the General Shareholders Meeting, the Company may grant stock options to the members of its management bodies or employees, or to individuals providing services to the Company.”

ARTICLE 7 - The issuance of shares, subscription bonuses or debentures convertible into shares, may be approved by the Board of Directors, with the exclusion or reduction of the term for the exercise of preemptive rights, as provided in Article 172 of Law No. 6,404/76.

Sole Paragraph - Except for the provision set out in the heading of this article, the shareholders shall be entitled to preemptive rights, in proportion to their respective equity interests, in the subscription of any Company’s capital increases, with the exercise of such right being governed by the legislation applicable thereto.

CHAPTER III

GENERAL SHAREHOLDERS MEETING

ARTICLE 8 - The General Shareholders' Meeting is the meeting of the shareholders. The shareholders may participate at the General Shareholders' Meetings either in person or through attorneys-in-fact appointed as provided by law, in order to resolve upon the matters of interest of the Company.

ARTICLE 9 – The General Meeting shall be instated and chaired by the Board of Directors Chairman, in his absence, by the Chief Executive Officer and, in his absence, by an Officer appointed by the Board of Directors Chairman. The General Meeting shall be called by the Board of Directors Chairman and shall have the following attributions:

I – the amendment to the Company's Bylaws;

II – the appointment and removal of members of the Company's Board of Directors at any time;

III – the appointment and removal of the Chairman of the Company's Board of Directors;

IV – the approval, annually, of the accounts and financial statements of the Company´s management, prepared by them;

V – the approval of any issuance of common or preferred shares up to the limit of the authorized capital, as provided in Article 6 above and/or any bonuses, debentures convertible into its shares or with secured guarantee or securities or other rights or interests which are convertible or exchangeable into or exercisable for its shares, or any other options, warrants, rights, contracts or commitments of any character pursuant to which the Company is or may be bound to issue, transfer, sell, repurchase or otherwise acquire any shares and the terms and conditions of subscription and payment;

VI – the approval of any appraisals of assets, which the shareholders may contribute for the formation of the Company's capital;

VII – the approval of any proposal for change the corporate form, amalgamation, merger (including merger of shares - incorporação de ações), spin-off or split of the Company, or any other form of restructuring of the Company;

VIII – the approval of any proposal for dissolution or liquidation of the Company, appointing or replacement of its liquidator(s);

IX – the approval of the accounts of the liquidator(s);

X – the establishment of the global annual compensation of the members of any management body of the Company, including fringe benefits;

XI – the approval or the amendment of the annual operating plan;

XII – the approval of any agreement or the amendment in any agreement, directly or indirectly, between the Company and/or its affiliates and any of its controlling shareholders or their relatives, members of its management bodies or any of its controlled companies and affiliates thereto, exception made to those executed in the ordinary course of business, which should be contracted at arms length (market conditions);

XIII – the purchase, sale, disposal of or creation of lien on any asset of the Company or any other investment by the Company in an individual amount or cumulated over a fiscal year in excess of the amount in Reais equivalent to US$ 100,000,000.00 (one hundred million U.S. Dollars) or in excess of an amount equal to 6% (six per cent) of the net worth (“patrimônio líquido”) of the Company as determined in its latest annual balance sheet, whichever is the higher;

XIV - the approval of request by the Company of self-bankruptcy or of protection under any bankruptcy or reorganization law;

XV – the approval of any delisting of shares of the Company for trading on stock exchanges or filing for new listings;

XVI –the approval of any change in the Company's dividend policy;

XVII - the approval of any financial arrangement, including the lending or borrowing by the Company of funds and the issuance of non-convertible debentures, in excess of an individual amount equal to two (2) times EBITDA of the preceding twelve (12) months; and

XVIII - the approval of any joint venture of the Company with a third parties involving an individual investment or cumulated over a fiscal year in excess of the amount in Reais equivalent to US$ 100,000,000.00 (one hundred million U.S. Dollars) or in excess of an amount equal to six (6) percent of the net worth (“patrimônio líquido”) of the Company as determined in its latest annual balance sheet, whichever is the higher.

ARTICLE 10 – Any resolution of the General Shareholders’ Meeting shall be taken by the approval of shareholders representing at least the absolute majority of the present shareholders entitled to vote, except if qualified quorum is required by law.

ARTICLE 11 – The Annual Shareholders’ Meeting shall have the attributions set forth in the law and shall take place during the first four months following the end of each fiscal year.

Sole Paragraph - Whenever necessary, the General Shareholders’ Meeting may be installed extraordinarily, and may be carried out subsequently with the Annual Shareholders’ Meeting.

CHAPTER IV

MANAGEMENT

ARTICLE 12 - The Company shall be managed by a Board of Directors and an Executive Officers Committee.

First Paragraph - The term of office of the members of the Board of Directors and the Executive Officers Committee shall be up to 3 (three) years, reelection being permitted.

Second Paragraph - The Directors and the Executive Officers shall take office by signing their oaths in the Book of Minutes of the Board of Directors or of the Executive Officers Committee, as the case may be. The investiture of the members of the Board of Directors and the Executive Officers Committee shall be conditioned on prior execution of the Statement of Consent of the Administrators under the terms of the provision in the Level 1 Regulation, as well as compliance with the applicable legal requirements.

Third Paragraph - The term of office of the Directors and Executive Officers shall be extended until their respective successors take office.

Fourth Paragraph - The minutes of the meetings of the Board of Directors and of the Executive Officers Committee shall be record in the proper book, which shall be signed by the present Directors and Executive Officers, as the case may be.

Section I

Board of Directors

ARTICLE 13 - The Board of Directors shall consist of at least three (3) and no more than eighteen (18) members, all of whom must be shareholders of the Company, elected and removed by the General Shareholders' Meeting.

Sole Paragraph - Considering the provisions of article 14, in the event of absence or temporary absence of any Director, that Director shall appoint, in writing, him/her replacement  among the other Board members. In this case, besides his/her own vote, the Board Member who is to replace the temporarily absent or impeded Board Member, shall also cast the vote of the member replaced. In the event of permanent vacancy of a Director´s office, the Chairman shall call a General Shareholders’ Meeting within 15 (fifteen) days from the date of the occurrence of vacancy to fulfill such position permanently, until the end of the relevant term in office.

ARTICLE 14 - The Board of Directors shall have a Chairman, appointed by the General Shareholders' Meeting.

Sole Paragraph - In the event of absence of the Chairman of the Board of Directors, he shall appoint, in writing, other Director to replace him, who will perform the Chairman’s duties. In the event of permanent vacancy of the Chairman, any of the Directors shall call a General Shareholders’ Meeting within 15 (fifteen) days from the date of vacancy, for the appointment of the new Chairman of the Board of Directors in permanent manner, until the end of the relevant term in office.

ARTICLE 15 - The Board of Directors shall ordinarily meet at least five times every year, to review the financial and other results of the Company and to review and follow-up of the annual operating plan, and shall extraordinarily meet whenever necessary.

First Paragraph - The Chairman shall call the meetings of the Board of Directors, by his or her initiative or at the written request of any Director. Failure by the Chairman to call any meeting within 7 (seven) calendar days from the date of receipt of the request by any Director shall allow such Director to call the meeting.

Second Paragraph – The calls for the meetings of the Board of Directors shall be made in writing, either by telex, facsimile or letter, at least 7 (seven) days prior to the date of each meeting, shall specify time and place and comprise a detailed agenda of the meeting. Any proposal of resolutions and all necessary documentation related thereto shall be at the Board of Directors disposal at the Company’s head office. The meetings shall be held regardless the respective call notice in case of attendance of all Directors in office at such time, or by the prior written consent of the absents Directors.

Third Paragraph – The presence of at least 10 (ten) members of the Board of Directors, including those represented according to the sole paragraph of articles 13 and 14 above, shall be required for the installation of a meeting of the Board of Directors.

Fourth Paragraph – The Chairman of the Board of Directors, in each meeting of the Board of Directors, may invite members of the Advisory Board of the Company as guests, who may express their opinions and participate in the discussions, without the right to vote.

ARTICLE 16 - The Board of Directors meetings shall be presided by its Chairman, or in its latter's absence, by other Director indicated by him.

Sole Paragraph – The resolutions of the Board of Directors shall be taken by majority of “ayes” cast by its members, and in case of a draw, the Chairman of the Board shall cast the tie braking vote, except as regards to the matters in which there is a conflict of interests, in which case the Chairman shall abstain from voting. Board members may partake of the meetings of the Board of Directors through e-conferencing, through video-conferencing or through any other means of electronic communications, being construed as attending the meeting and being required to confirm their vote through a written representation forwarded to the Chairman of the Board by letter, by facsimile or by e-mail right after the end of the meeting. Once said representation has been received, the Chairman of the Board shall have been fully empowered to sign the minutes of the meeting in the name of said board member.

ARTICLE 17 - The Board of Directors shall have an Executive Secretary, appointed by majority of the Directors, whose duties shall be defined in the meeting at which he is appointed.

ARTICLE 18 - In addition to the powers provided for in the applicable law, the Board of Directors shall have the powers to:

a) set forth the general guidelines of the Company's business;

b) appoint and remove the Executive Officers of the Company, establishing their duties and titles;

c) supervise action of the Executive Officers of the Company, examine, at any time, the records and books of the Company, request information on agreements executed or to be executed and on any other acts or matters;

d) call the General Shareholders' Meeting;

e) issue an opinion on the report of the management, the accounts of the Executive Officers Committee and the financial statements of the Company;

f) approve the issuance of shares of any type or class up to the limit of the authorized capital and establish the respective price and payment conditions;

g) appoint and remove the independent public accountants;

h) issue an opinion on any and all proposals of the Executive Officers Committee to be submitted to the General Shareholders’ Meetings;

i) authorize the acquisition of shares of the Company for purposes of cancellation or maintenance in treasury;

j) develop, jointly with the Executive Officers Committee, and approve a profit sharing and additional benefits program for the members of the management bodies and for the employees of the Company (Profit Sharing Program);

k) define the share of Company's profits to be allocated to the Profit Sharing Program in due compliance with the applicable legal provisions, these By-laws and the Profit Sharing Program in effect at such time. The amounts expensed or accrued in each fiscal year by way of profit sharing in addition to granting option to purchase Company’s stock shall be limited up to 15% (fifteen per cent) of the profit recorded in each fiscal year after the pertinent deductions have been effected in accordance with Article 189 of Law No. 6404/76;

l) set forth the number of shares to be issued under the stock option plan previously approved by the General Shareholders Meeting, provided that the limit established in item "l" above is duly observed;

m) set up Committees, that shall be responsible for making proposals or recommendations and giving their opinions to the Board of Directors and set forth its respective attributions, in accordance with the provisions of these Bylaws ;

n) approve the acquisition, sale, disposal or creation of any lien on any asset, including any real estate, of the Company or any other investments made by the Company in an individual amount or cumulated over a fiscal year in excess of the amount in Reais equivalent to US$20,000,000.00 (twenty million U.S. Dollars) and up to the amount in Reais equivalent  to US$100,000,000.00 (one hundred million U.S. Dollars) or in excess of an amount equal to 1% (one percent) and up to 6% (six percent) of the net worth (patrimônio líquido) of the Company as determined in its latest annual balance sheet, whichever is the higher;

o) approve any financial arrangement involving the Company, including the lending or borrowing of funds and the issuance of non-convertible and unsecured debentures, in excess of an individual amount equivalent to 0,5 (one half) and up to 2 (two) times EBITDA of the preceding 12 (twelve) months;

p) approve the joint venture of the Company with third parties involving an individual investment or cumulated over a fiscal year up to the amount in Reais equivalent to US$100,000,000.00 (one hundred million U.S. Dollars) or up to an amount equal to 6% (six percent) of the net worth (patrimônio líquido) of the Company as determined in its latest annual balance sheet, whichever is the higher to be submitted to the General Shareholders’ Meetings; and

q) approve any and all agreement or amendment in any agreement, directly or indirectly, between the Company and/or its affiliates and any of its controlling shareholders or their relatives, members of its management bodies and their affiliates, except from those matters under regular course of business, which shall be executed under market conditions (arms-length) to be submitted to the General Shareholders’ Meetings.

ARTICLE 19 – The Company shall have 3 (three) Special Committees, namely: (i) Human Resources and Compensation Committee; (ii) Financial Committee; and (iii) Development Sustainable Development Committee; which will be responsible for elaborating proposals or making recommendations to the Board of Directors, in their respective business areas. The Board of Directors may constitute other Committees in addition to those aforementioned.

First Paragraph - Each Special Committee shall be composed of no less than 3 (three) and up to 5 (five) members, for a term of office of 3 (three) years, reelection permitted . The members of each Special Committee shall be appointed by the Board of Directors, exclusively from among its members. The Board of Directors shall also appoint the Chairman of each Special Committee.

Second Paragraph - In the event of absence or temporary impediment of any member of any Special Committee, the absent member shall appoint, from among the other members of the Board of Directors, his or her replacement. In the event of vacancy, the Chairman of the Board of Directors shall call a General Meeting up to 7 (seven) days after the position has been confirmed verified vacant for the election of the new member of the Special Committee, until the end of the term of office. There is no prohibition against appointment of a member to more than one Special Committee during the same term of office.

Third Paragraph - The Special Committees shall hold meetings whenever called by the Chairman of Board of Directors, on his own initiative or per written request of any member of the Special Committees. Meetings of the Special Committees may be called by any member of the respective Committee whenever the Chairman of the Board of Directors does not respond to the request for call presented by said member within 7 (seven) consecutive days counting from the day of receipt of the request.

Fourth Paragraph - The duties of each Special Committee shall be established by the Board of Directors.

Section II

Executive Officers Committee (“Diretoria”)

ARTICLE 20 - The Executive Officers Committee (“Diretoria”) shall be composed of at least two (2) and no more than fourteen (14) members, shareholders or not, resident in Brazil, appointed and removed by the Board of Directors, one (1) being the Chief Executive Officer and the others Executive Officers.

ARTICLE 21 –The Executive Officers shall be in charge of the general duties set forth in these by-laws and those establish by the Board of Directors and shall keep mutual corporation among themselves and assist each other in the performance of their duties and functions.

First Paragraph – The duties and titles of each Executive Officer, shall be established by the Board of Directors.

Second Paragraph - In the event of absences, occasional impairments and vacancy, the Executive Officers shall be replaced in the following manner:

a) in the event of absences and occasional impairments of the CEO, he shall be replaced by other Executive Officer indicated by him and in the event of permanent vacancy, the Board of Directors shall appoint the CEO’s substitute within 30 (thirty) days, who shall complete the term of office of the CEO;

b) in the event of absences and occasional impairments of the remaining Executive Officers, they shall be replaced by the CEO and, in the event of permanent vacancy, the Board of Directors shall appoint the Executive Officer’s substitute within 15 (fifteen) days, who shall complete the term of office of the substituted Executive Officer.

ARTICLE 22 - The Executive Officers Committee shall meet upon call of its CEO or of half of its Executive Officers in office.

Sole Paragraph - The minimum quorum required for the installation of a meeting of the Executive Officers Committee is the presence of at least 1/3 (one third) of the Executive Officers in office at such time. The resolutions of the Executive Officers Committee shall be approved by the majority of the votes. In the event of a tie in connection of any matter subject to the Executive Officers approval, such matter shall be submitted to the Board of Directors.

ARTICLE 23 - In addition to the duties that may be attributed to the Executive Officers Committee by the General Shareholders’ Meeting and by the Board of Directors, and without prejudice to the other legal duties, the Executive Officers Committee shall have the power to:

I - manage the Company’s business and ensure compliance with these bylaws;

II – ensure that the Company’s purpose is carried out;

III - approve all plans, programs and general rules of operation, management and control for the development of the Company, in accordance with the guidelines determined by the Board of Directors;

IV - prepare and submit to the Annual Shareholders’ Meeting a report on the corporate business activities, including the balance sheet and financial statements required by law for each fiscal year, as well as the respective opinions of the Audit Committee, as the case may be;

V – guide all Company's activities under the guidelines set forth by the Board of Directors and appropriate to the fulfillment of its purposes;

VI – suggest investment and operating plans or programs to the Board of Directors;

VII - authorize the opening and closing of branches, agencies or depots and/or institute delegations, offices and representations in any location of the national territory or abroad;

VIII – render an opinion on any matter to be submitted to the Board of Directors approval; and

IX - develop and carry out, jointly with the Board of Directors, the Employee Profit Sharing Program.

ARTICLE 24 –The Chief Executive Officer, in particular, is entitled to:

a) plan, coordinate, conduct and manage all Company’s activities, as well as perform all executive and decision-making functions;

b) carry out the overall supervision of all Company’s activities, coordinating and guiding the other Executive Officers’ activities;

c) call, install and preside the meetings of the Executive Officers Committee;

d) coordinate and conduct the process of approval of the annual/pluriannual budget and of the investment and expansion plans together with the Board of Directors; and

e) suggest functions and respective candidates for the Executive Officers positions of the Company and submit such suggestion to the Board of Directors approval.

ARTICLE 25 - It is incumbent upon the Executive Officers to assist and support the CEO in the administration of the Company, in accordance with duties determined by the Board of Directors and perform all acts necessary for the regular Company’s activities, as long as these acts have been duly authorized by the Board of Directors.

ARTICLE 26 - The Executive Officers shall represent the Company actively and passively, in court and outside courts and before third parties, performing and signing all acts that result in obligations to the Company.

First Paragraph – For the granting of powers-of-attorney, the Company shall be represented by 2 (two) Executive Officers, acting jointly, of whom one must always be the CEO or others Executive Officers to be appointed by the Board of Directors, and all powers-of-attorney shall a validity term, except for powers-of-attorney granted for judicial purposes, in addition to the description of the powers granted which may cover any and all acts, including those related to banking operations;

Second Paragraph - In case of acts that entail any kind of acquisition, sale, disposal or creation of any lien on any Company’s asset, including any real estate, as well as, for the granting of powers-of-attorney for the practice of such acts, the Company is required to be represented jointly by three (3) Executive Officers of whom one must always be the CEO and the others Executive Officers to be appointed by the Board of Directors.

Third Paragraph - The Company shall be considered duly represented:

a) jointly by two Executive Officers of whom one must always be the CEO or other Executive Officer to be appointed by the Board of Directors;

b) jointly by one Executive Officer to be appointed by the Board of Directors, and an attorney-in-fact, when so determined by the respective power-of-attorney and in accordance with the powers contained therein;

c) jointly by two attorneys-in-fact, when so determined by the respective power of attorney and in accordance with the powers contained therein;

d) solely by an attorney-in-fact or Executive Officer, in specific cases, when so determined by the respective power of attorney and in accordance with the powers contained therein.

CHAPTER V

ADVISORY BOARD

ARTICLE 27 - The Company may have an Advisory Board, on a non-permanent basis, with up to thirteen (13) members, shareholders or not, appointed by the General Shareholders’ Meeting.

First Paragraph - The members of the Advisory Board shall have a term of office of 3 (three) years, reelection being permitted, and may receive the compensation set forth by the General Shareholders’ Meeting.

Second Paragraph – The Advisory Board, when installed, shall meet ordinarily once every six months and extraordinarily whenever called by the Chairman of the Board of Directors.

Third Paragraph - The call notices for the meetings of the Advisory Board shall appoint the agenda to be discussed, as well as the place, date and time of the meetings, and shall be sent by mail or facsimile, at least 5 (five) days prior to the meeting.

Fourth Paragraph - The resolutions of the Advisory Board shall be record in the proper book, which shall be signed by the present members.

ARTICLE 28 - It is incumbent upon the Advisory Board to:

a) recommend to the Board of Directors measures to be taken to ensure the preservation and development of Company business and activities; and

b) render opinion on any matters submitted to them by the Board of Directors.

CHAPTER VI

FISCAL COUNCIL

ARTICLE 29 – The Fiscal Council shall operate permanently and its members shall be annually appointed by the General Meeting.

First Paragraph - The members of the Fiscal Council and their alternates shall occupy their positions up to the first Annual Shareholders' Meeting held after their respective appointments, reelection permitted, and they shall remain in their positions until their successors take office.

Second Paragraph – At their first meeting, the members of the Fiscal Council shall elect its Chairman, who shall be responsible for enforcing the committee’s resolutions.

Third Paragraph - The Fiscal Council may request the Company to appoint qualified personnel to provide administrative and technical support.

ARTICLE 30 - The Fiscal Council shall be composed of no less than 3 (three) and up to 5 (five) effective members and the same number of alternates, residents in the country, shareholders or not, all of them qualified in accordance with the legal provisions.

First Paragraph – In the case of absence of impediment, the members of the Fiscal Council shall be replaced by their respective alternates.

Second Paragraph - In addition to cases of death, resignation, dismissal and other cases provided for by law, the position of the member shall be considered vacant when the member of the Fiscal Council is absent, without just cause, at 2 (two) consecutive meetings or 3 (three) non-consecutive meetings in the course of the year.

Third Paragraph - In the event of vacancy of the position of Fiscal Council member, if there is no alternate member, a General Meeting will be called to elect a member for the vacant position.

ARTICLE 31 - The Fiscal Council shall have the powers and duties conferred upon it by law and the Internal Regulation of the Fiscal Council.

First Paragraph - The Fiscal Council holds quarterly general meetings and extraordinary meetings whenever necessary.

Second Paragraph - Meetings are called by the Chairman of the Fiscal Council on his own initiative or per written request of any of its members.

Third Paragraph - The resolutions of the Fiscal Council shall be made by absolute majority vote of those in attendance. In order for a meeting to be instituted, the majority of the members must be present.

Fourth Paragraph - The members of the Fiscal Council shall participate in the committee’s meetings by telephone or video conference call, or any other electronic means of communication, and shall be considered present at the meeting. Immediately after the meeting is over, the members must confirm their votes through a written declaration sent to the Chairman of the Fiscal Council by conventional mail, fax, or electronic mail. Upon receipt, the Chairman of the Fiscal Council shall be empowered to sign the minutes of the meeting on behalf of its members.

ARTICLE 32 - The compensation of the members of the Fiscal Council shall be fixed by the General Shareholders' Meeting in which they are appointed, with due observance of the legal limit.

CHAPTER VII

CORPORATE YEAR AND FINANCIAL STATEMENTS

ARTICLE 33 - The fiscal year ends on December 31 of each year, when the balance sheet and financial statements required by applicable law shall be prepared.

ARTICLE 34 - The Company may, at the discretion of the Executive Officers Committee, prepare quarterly or semi-annual balance sheets.

CHAPTER VIII

PROFIT DESTINATION

ARTICLE 35 – Upon the preparation of the balance sheet, the following rules shall be observed with respect to the distribution of the profits:

I - from the profits of the fiscal year shall be deducted, before any allocation of net income, the accumulated losses and the provision of the income tax;

II - After deducting the portions described in item I above, the portion to be distributed in the form of employee profit sharing shall be deducted, as determined by the Board of Directors, in compliance with the Profit Sharing Program and under the terms and according to the limits provided in items "j" and "k" of Article 18 herein;

III - in due compliance with the terms and limits established in paragraphs of Article 152 of Law No. 6404/76 and the limit established in item “k” of Article 18 herein, the amount corresponding to the managers in the Company’s profits shall be deducted, as determined by the Board of Directors, in compliance with the Profit Sharing Program;

IV - the remaining net profits shall have the following destination:

a) 5% (five per cent) shall be allocated to the legal reserve fund until such reserve reaches the limit of 20% (twenty per cent) of the Capital Stock;

b) amounts to the formation of the reserve for contingencies reserve, if so decided by the General Shareholders’ Meeting;

c) 25% (twenty five per cent) shall be allocated to the payment of the mandatory dividends pursuant to First Paragraph below, in accordance with the provisions contained in first and second paragraphs of Article 5 herein;

d) the profit not provisioned in the reserve described in Second Paragraph below and not allocated in accordance with the provisions of Article 196 of Law No. 6404/76 shall be distributed as additional dividends.

First Paragraph –The mandatory dividends shall be calculated and paid in accordance with the following rules:

a) the basis for calculation of the dividends payable shall be the net profit of the fiscal year, less the amounts allocated to the legal reserve and the contingency reserves and plus the amount obtained from the reversion of the reserves of contingencies formed in the previous fiscal year;

b) the payment of the dividend calculated in accordance with the provisions of the previous item may be limited to the amount of the net profit effectively realized of the fiscal year for that has ended pursuant to the law, provided that the difference is registered as reserve for profits to be realized;

c) the profits registered in the reserve for profits to be realized, when accrued and if such profits have not been absorbed by the losses in the subsequent fiscal years, shall be increased to the first declared dividends after such realization.

Second Paragraph – It is hereby created, the Reserve for Expansion, which purpose shall ensure resources for financing additional investments in fixed assets and working capital and to which shall be allocated up to 100% of the remaining profits after the deductions and destinations established in items "a", "b" and "c" of item IV above. The total amount provisioned in such reserve shall nor exceed the total amount of the Company’s Capital Stock.

Third Paragraph - If duly authorized by the Board of Directors, the Company may elect to distribute interim dividends, ad referendum by the General Shareholders’ Meeting.

Fourth Paragraph - The Company may elect to pay or credit interests as remuneration of its own capital calculated on the accounts of the net worth, in due observance of the rate and limits determined by law.

ARTICLE 36 – The amount of dividends shall be placed at the shareholders disposition within a maximum term of 60 (sixty) days as from the date of their allotment, and may be monetarily adjusted, if so determined by the Board of Directors, subject to the applicable legal provisions.

ARTICLE 37 - The financial statements and accounts of the Company shall be audited on an annual basis by internationally recognized independent accountants.

CHAPTER IX

LIQUIDATION

ARTICLE 38 - The Company shall be liquidated in the cases provided by law, and the General Shareholders’ Meeting shall determine the form of liquidation, appoint the liquidator and the members of the Fiscal Council, which shall operate during the liquidation, and establish their compensation.

CHAPTER X

FINAL PROVISIONS

ARTICLE 39 – The values in U.S. Dollars mentioned herein shall be exclusively used as reference for monetary update and shall be converted in Reais using the average exchange rate for the U.S. Dollar published by the Central Bank of Brazil.

ARTICLE 40 - The cases not regulated in these by-laws shall be solved in conformity with current applicable legislation.

ARTICLE 41 - The present by-laws shall come into effect as of the date of its approval by the General Shareholders Meeting.”

SIGNATURES

        Pursuant to the requirement of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

COMPANHIA BRASILEIRA DE DISTRIBUIÇÃO
Date: April 18, 2012	By: /s/ Enéas César Pestana Neto Name: Enéas César Pestana Neto Title: Chief Executive Officer
By: /s/ Vitor Fagá de Almeida Name: Vitor Fagá de Almeida Title: Investor Relations Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates offuture economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.